SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description
1.1	Circular dated August 27, 2009 in relation to the Registrant’s very substantial disposal.

1.2	Form of Proxy for use at the Extraordinary General Meeting.

1.3	Depositary’s Notice of Shareholders’ Meeting and Voting Instructions.

1.4	Announcement dated August 27, 2009 providing notice of the Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

VERY SUBSTANTIAL DISPOSAL

A letter from the board of directors of the Company on the Transaction is set out on pages 5 to 9 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 15 September 2009 at 11:00 a.m. or any adjournment thereof (“EGM”) to approve the Transaction is set out on pages N-1 and N-2 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

27 August 2009

– i –

DEFINITIONS

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

“Additional Deposit”

each amount of US$10 million (or approximately HK$78 million) which is payable by the Purchaser upon its election to extend the Initial Long Stop Date to 16 January 2010 or from 16 January 2010 to 16 February 2010

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Affiliates”	has the meaning ascribed to such term in the Agreement

“Agreement”	the conditional agreement dated 12 August 2009 and made between Advent as vendor and the Purchaser for the sale and purchase of the Sale Shares

“Announcement”	the announcement of the Company dated 12 August 2009 relating to the Transaction

“associate”	has the meaning ascribed to that expression in Listing Rule 1.01

“Base Purchase Price”	NIS5,290,960,470 (or approximately US$1,381 million) (or approximately HK$10,706 million)

“Board”	the board of Directors

“Business Day”	any day on which banks are open for business in the State of Israel, Singapore and New York City

“Closing”	the closing of the Transaction as set out in the Agreement

“Closing Date”	the date on which Closing occurs

“Company”

Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and ADSs are listed on the New York Stock Exchange (Ticker: HTX)

“connected person”	shall have the meaning ascribed to such term in the Listing Rules

“Debt Instrument”

the secured debt instrument to be issued at Closing by the Purchaser in favour of the Vendor (or its nominated holder or permitted assigns) in the principal amount of US$300 million (or approximately HK$2,325 million) bearing interest at an average rate of 3% for the different stages of the instrument and maturing on the end of a 54-month period after issue subject to provisions for prepayment and other terms and conditions to be stipulated prior to Closing

DEFINITIONS

“Deposit”	the amount of US$25 million (or approximately HK$194 million) paid by the Purchaser to the Vendor upon the signing of the Agreement

“Directors”	directors of the Company

“EGM”

the extraordinary general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 15 September 2009 at 11:00 a.m. to consider and, if thought fit, to approve the Transaction, the notice of which is set out on pages N-1 and N-2 of this circular, and any adjournment thereof

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTHKH”

Hutchison Telecommunications Hong Kong Holdings Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 215) and whose American depositary shares are eligible for trading in the United States only in the over-the-counter market

“HTHKH Group”	HTHKH and its subsidiaries

“HWL”

Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and indirect holder of approximately 60.35% of the Company’s issued Shares

“HWL Group”	HWL and its subsidiaries (which, for the purpose of this circular, exclude the Group)

“Initial Long Stop Date”	16 December 2009; which may be extended through and up to 16 February 2010 in accordance with the terms of the Agreement

“Interest”	interest on the Base Purchase Price from the date of the Agreement to the date of Closing at LIBOR

“Latest Practicable Date”	20 August 2009, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“LIBOR”	shall have the meaning ascribed to such term in the Agreement

“Licences”	the licences granted by the MoC to Partner and its Subsidiaries as specified in the Agreement

DEFINITIONS

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“MoC”	The Israeli Ministry of Communications

“Partner” or “Partner Communications”

Partner Communications Company Ltd., a public company organised and existing under the laws of the State of Israel whose securities are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange

“Purchase Price”	the Base Purchase Price, subject to such adjustments as are provided in the Agreement including the addition of Interest

“Purchaser”	Scailex Corporation Ltd., a company incorporated in the State of Israel and the purchaser under the Agreement

“Remaining Group”	the Group immediately following Closing

“Sale Group”	Partner and its subsidiaries

“Sale Shares”	78,940,104 fully paid ordinary shares at a par value of NIS0.01 each, representing approximately 51.31% of the issued share capital of Partner as at 12 August 2009, and each a “Sale Share”

“SFO”	Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	holder(s) of the Shares

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Share Option Scheme”

the share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004 and further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006 respectively and further amended by the shareholders of the Company at an extraordinary general meeting on 8 May 2007 and approved at the annual general meeting of shareholders of HWL on 22 May 2008

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

DEFINITIONS

“Transaction”	the sale and purchase of the Sale Shares on and subject to the terms and conditions set out in the Agreement

“Vendor” or “Advent”	Advent Investments Pte Ltd, an indirect wholly-owned subsidiary of the Company incorporated in Singapore, and the legal and beneficial owner of the Sale Shares

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“JPY”	Japanese Yen, the lawful currency of Japan

“NIS”	New Israeli Shekels, the lawful currency of the State of Israel

“THB”	Thai Baht, the lawful currency of Thailand

“US$”	United States dollars, the lawful currency of the United States of America

Note:	For the purpose of this circular and for reference only, unless otherwise specified, the exchange rates of US$1.00 to HK$7.75 and US$1.00 to NIS3.83 are adopted.

LETTER FROM THE BOARD

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Independent Non-executive Directors:
Mr LUI Dennis Pok Man	Mr KWAN Kai Cheong
Mr Christopher John FOLL	Mr John W STANTON
Mr CHAN Ting Yu	Mr Kevin WESTLEY
(also Alternate to Mr Lui Dennis Pok Man)
Alternate Director:
Non-executive Directors:	Mr WOO Chiu Man, Cliff
Mr FOK Kin-ning, Canning (Chairman)	(Alternate to Mr Christopher John Foll)
Mrs CHOW WOO Mo Fong, Susan
(also Alternate to Mr Fok Kin-ning, Canning and
Mr Frank John Sixt)
Mr Frank John SIXT

27 August 2009

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL DISPOSAL

INTRODUCTION

On 12 August 2009, the Directors announced that Advent had entered into the Agreement to sell to the Purchaser its entire controlling equity interest in Partner for a total consideration of approximately NIS5,291 million (or approximately US$1,381 million) (or approximately HK$10,706 million) (before any adjustment).

The Transaction constitutes a very substantial disposal for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

The purposes of this circular are to provide Shareholders with further details of the Transaction and to give notice to Shareholders of the EGM to consider and, if thought fit, to approve the Transaction.

THE AGREEMENT

Date

12 August 2009

LETTER FROM THE BOARD

Parties

(1)	Advent

(2)	Purchaser

Transaction

Advent has agreed to sell, and the Purchaser has agreed to purchase, on Closing, the Sale Shares on the terms and conditions set out in the Agreement.

Through the Transaction, the Purchaser will acquire from Advent its entire controlling equity interest in Partner, representing approximately 51.31% of the issued and outstanding share capital of Partner as at the date of the Announcement.

Consideration

In consideration for the purchase of the Sale Shares, the Purchaser shall pay to Advent the Base Purchase Price NIS5,290,960,470 (or approximately US$1,381 million) (or approximately HK$10,706 million), before any adjustment which will accrue Interest at a rate of LIBOR from the date of the Agreement until the Closing Date. The Purchase Price shall be satisfied at Closing as to (i) NIS4,141,960,470 (or approximately US$1,081 million) (or approximately HK$8,381 million), subject to adjustment, in cash; and (ii) US$300,000,000 (or approximately HK$2,325 million) by way of delivery to the Vendor of a secured debt instrument of the Purchaser made payable to or to order of the Vendor (or such of its Affiliate as it may nominate prior to Closing and their respective permitted assigns) in the amount of US$300,000,000 (or approximately HK$2,325 million) (the “Debt Instrument”).

Pursuant to the terms of the Agreement, the Purchaser paid the Vendor the Deposit upon the signing of the Agreement.

If the Purchaser extends, with the consent of the Vendor, the Initial Long Stop Date to 16 January 2010 or 16 February 2010, it has to pay to the Vendor an additional amount equal to US$10 million (approximately HK$78 million) and US$10 million (approximately HK$78 million) respectively, being the Additional Deposit. Advent may also extend the Initial Long Stop Date on one or more occasions to up to 16 February 2010 by giving notice to that effect to the Purchaser.

At Closing, the Deposit, any Additional Deposit and the Interest shall be released to Advent promptly pursuant to the terms of the Agreement and be applied to and credited against the Purchase Price in accordance with the terms of the Agreement.

The consideration for the Transaction (including the terms of the Debt Instrument) was arrived at after arm’s length negotiations and represents US$17.50 or NIS67.025 per Sale Share.

Conditions Precedent

Closing of the Transaction is conditional upon the satisfaction of a number of conditions, including without limitation, the following:

(a)	approval of the MoC of the Transaction under the Licences (the “MoC Approval”);

(b)	approval of the Israeli Antitrust Commissioner of the purchase of the Sale Shares pursuant to the Agreement (to the extent such approval is required) (the “Antitrust Approval”); and

LETTER FROM THE BOARD

(c)	a resolution at a general meeting of the Shareholders to approve the sale of the Sale Shares under the Agreement shall have been passed (the “Shareholders’ Condition”).

The MoC Approval, the Antitrust Approval and the Shareholders’ Condition are not capable of being waived by either the Purchaser or the Vendor.

In the event any of the conditions to Closing is not fulfilled by the Initial Long Stop Date, and such date is not extended in accordance with the terms of the Agreement, subject to compliance with the parties’ respective obligations therein provided, the Agreement will be terminated and the Transaction will not occur.

Closing

Closing shall take place two Business Days after satisfaction of the last of the conditions precedent set forth in the Agreement (other than those conditions which by their terms must be satisfied at the Closing, which such conditions shall be satisfied at Closing) or such other date and at such other time and place as is mutually agreed by the Purchaser and the Vendor.

REASONS FOR, AND THE BENEFITS OF, THE TRANSACTION

The Transaction effected on its terms represents an attractive opportunity for the Company to realise, for the benefit of the Shareholders and the Company, a substantial gain from the investments made in Partner.

The Directors (including the Independent Non-executive Directors) consider the terms of the Agreement, which were reached after an extensive bidding process, involving the calling of tender bids, evaluation of bids received and based on arm’s length negotiations, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE TRANSACTION

Upon Closing, the Company is expected to realise an estimated disposal gain before tax of approximately US$1,000 million (or approximately HK$7,750 million) from the Transaction after translation into US$ (HK$) at Closing. The consolidated total assets and total liabilities of the Company are expected to decrease by approximately HK$2,990 million and HK$6,796 million respectively. The Transaction is expected to result in a net cash inflow before tax to the Group of approximately US$1,012 million (or approximately HK$7,843 million). Subsequent to the Closing, the result of the Sale Group will not be accounted for in the consolidated financial statements of the Company. For illustrative purpose, if the Transaction had completed on 1 January 2009, the loss from continuing operations of the Group would increase from HK$221 million to HK$1,235 million.

USE OF PROCEEDS FROM THE TRANSACTION

The Company has not made a final decision on the use of proceeds from the Transaction. Its intention is to retain the funds for general corporate purposes until completion of a detailed review of the Group’s capital requirements.

LETTER FROM THE BOARD

INFORMATION ON THE SALE GROUP

The Sale Group is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and Internet Services Provider) under the orangeTM brand. Partner is a public company organised and existing under the laws of Israel whose securities are listed on the NASDAQ Global Select Market and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For the financial year ended 31 December 2007, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately NIS1,278 million (approximately US$334 million or HK$2,589 million) and NIS939 million (approximately US$245 million or HK$1,899 million), respectively. For the financial year ended 31 December 2008, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately NIS1,447 million (approximately US$378 million or HK$2,930 million) and NIS1,051 million (approximately US$274 million or HK$2,124 million), respectively.

The audited consolidated net asset value of the Sale Group as at 31 December 2008 was approximately NIS1,439 million (or approximately US$376 million) (or approximately HK$2,914 million).

The Sale Group’s consolidated financial statements for the financial years 2007 and 2008 respectively have been prepared in accordance with accounting principles generally accepted in the United States. The Sale Group adopted the International Financial Reporting Standards (“IFRS”) from the first quarter of 2009.

Until Closing, the results of the Sale Group will continue to be consolidated with the results of the Group. On Closing, the Sale Group will cease to be subsidiaries of the Company.

INFORMATION ON THE GROUP

The Group is a leading global provider of telecommunications services. In addition to mobile and fixed telecommunications services in Israel, it also operates mobile telecommunication services in Indonesia, Vietnam, Sri Lanka and Thailand.

INFORMATION ON THE PURCHASER

The Purchaser is engaged in the importing, marketing, and provision of maintenance services for cell phones and accessories from Samsung. In addition, the Purchaser markets cell phones and associated accessories, as well as provides maintenance, repair, and technical warranty services for various cell phones to end customers in the Cellcom network through a chain of “Dynamica Cellular” stores and points of sale.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

LISTING RULES IMPLICATIONS FOR THE COMPANY

The Transaction constitutes a very substantial disposal for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Transaction and thus no Shareholder is required to abstain from voting at the EGM.

LETTER FROM THE BOARD

EGM

A notice convening the EGM to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 15 September 2009 at 11:00 a.m. is set out on pages N-1 and N-2 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

IRREVOCABLE UNDERTAKINGS

Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited, both being indirect wholly-owned subsidiaries of HWL and were the registered holders of an aggregate of approximately 60.35% of the issued share capital of the Company as at the Latest Practicable Date, have given irrevocable undertakings to the Purchaser to vote in favour of the resolution to be proposed to the Shareholders at the EGM to approve the Transaction.

RECOMMENDATION

The Directors (including the Independent Non-executive Directors) consider the terms of the Agreement, which were reached based on arm’s length negotiations, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Transaction.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendices to this circular.

Yours faithfully

By Order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I	ACCOUNTANT’S REPORT

The following is the text of a report received from the Company’s reporting accountant, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

27 August 2009

The Directors

Hutchison Telecommunications International Limited

Dear Sirs,

We set out below our report on the financial information (the “Financial Information”) of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (together, the “Group”) set out in Sections I to IV below, for inclusion in the circular of the Company dated 27 August 2009 (the “Circular”) in connection with the disposal of the entire controlling equity interest in Partner Communications Company Ltd. by Advent Investments Pte Ltd, an indirect wholly-owned subsidiary of the Company. The Financial Information comprises the statements of financial position of the Company and the Group as at 31 December 2006, 2007 and 2008 and 30 June 2009, and the consolidated income statements, the consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity of the Group for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2008 and 2009 (the “Relevant Periods”), and a summary of significant accounting policies and other explanatory notes.

The Company was incorporated in the Cayman Islands on 17 March 2004 as an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands.

As at the date of this report, the Company has direct and indirect interests in the principal subsidiaries as set out in Note 40 of Section II below. All of these companies have adopted 31 December as their financial year end date.

The consolidated financial statements of the Group for each of the years ended 31 December 2006, 2007 and 2008 were audited by PricewaterhouseCoopers.

The Financial Information has been prepared based on the audited consolidated financial statements or where appropriate, unaudited consolidated financial statements of the Group with no adjustment made thereon.

Directors’ responsibility

The directors of the Company during the Relevant Periods are responsible for the preparation and the true and fair presentation of the consolidated financial statements of the Group for the year ended 31 December 2006 in accordance with Hong Kong Financial Reporting Standards and the consolidated financial statements of the Group for the years ended 31 December 2007 and 2008 in accordance with International Financial Reporting Standards (“IFRS”).

APPENDIX I	ACCOUNTANT’S REPORT

For the financial information for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, the directors of the Company are responsible for the preparation and the true and fair presentation of the financial information in accordance with IFRS. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the financial information that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

For the financial information for the six months ended 30 June 2008, the directors of the Company are responsible for the preparation and the presentation of the financial information in accordance with the accounting policies set out in Note 2 of Section II below which are in conformity with IFRS.

Reporting accountant’s responsibility

For the financial information for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, our responsibility is to express an opinion on the financial information based on our examination and to report our opinion to you. We examined the audited consolidated financial statements or, where appropriate, the unaudited consolidated financial statements of the Group used in preparing the financial information, and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 “Prospectuses and the Reporting Accountant” issued by the Hong Kong Institute of Certified Public Accountants.

For the financial information for the six months ended 30 June 2008, our responsibility is to express a conclusion on the financial information based on our review and to report our conclusion to you. We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of the financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion and review conclusion

In our opinion, the financial information for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, for the purpose of this report, gives a true and fair view of the state of affairs of the Company and the Group as at 31 December 2006, 2007 and 2008 and 30 June 2009 and of the Group’s results and cash flows for the respective years/period then ended.

Based on our review, which does not constitute an audit, nothing has come to our attention that causes us to believe that the financial information for the six months ended 30 June 2008, for the purpose of this report, is not prepared, in all material respects, in accordance with the accounting policies set out in Note 2 of Section II below which are in conformity with IFRS.

APPENDIX I	ACCOUNTANT’S REPORT

I.	FINANCIAL INFORMATION

The following is the financial information (“Financial Information”) of the Group for each of the years ended 31 December 2006, 2007 and 2008 and for the six months ended 30 June 2008 and 2009.

CONSOLIDATED INCOME STATEMENTS

		Year ended 31 December			Six months ended 30 June
HK$ millions	Note	2006	2007	2008	2008	2009
				(Unaudited)

Continuing operations:
Turnover	5	11,067	13,163	15,621	7,991	6,411
Cost of inventories sold		(1,615)	(2,146)	(2,045)	(1,180)	(467)
Staff costs	7	(1,401)	(1,815)	(2,023)	(996)	(953)
Depreciation and amortisation		(2,075)	(2,428)	(2,536)	(1,434)	(854)
Other operating expenses	8	(5,117)	(6,427)	(8,178)	(3,986)	(3,874)
Impairment charge for Thailand segment	9	–	(3,854)	–	–	–
Profit on disposal of investments and others, net	10	44	8	2,453	1,464	236

Operating profit/(loss)		903	(3,499)	3,292	1,859	499
Interest income	11	26	1,586	1,056	624	61
Interest and other finance costs	11	(1,356)	(906)	(1,115)	(412)	(402)

(Loss)/Profit before taxation		(427)	(2,819)	3,233	2,071	158
Taxation	12	(640)	(161)	(800)	(387)	(379)

(Loss)/Profit for the year/period from continuing operations		(1,067)	(2,980)	2,433	1,684	(221)

Discontinued operations:
Profit for the year/period from discontinued operations	13	2,643	70,756	486	279	196

Profit/(Loss) for the year/period		1,576	67,776	2,919	1,963	(25)

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

		Year ended 31 December			Six months ended 30 June
HK$ millions	Note	2006	2007	2008	2008		2009
					(Unaudited	)

Attributable to:
Equity holders of the Company:
– continuing operations		(1,489)	(3,377)	1,442	912		(460)
– discontinued operations		1,690	70,261	441	253		175

		201	66,884	1,883	1,165		(285)

Minority interest:
– continuing operations		422	397	991	772		239
– discontinued operations		953	495	45	26		21

		1,375	892	1,036	798		260

		1,576	67,776	2,919	1,963		(25)

Dividends	14	–	32,234	33,700	–		10,234

(Loss)/Earnings per share from continuing operations attributable to equity holders of the Company:	15
– basic		HK$(0.31)	HK$(0.71)	HK$0.30	HK$0.19		HK$(0.10)

– diluted		HK$(0.31)	HK$(0.71)	HK$0.30	HK$0.19		HK$(0.10)

Earnings/(Loss) per share attributable to equity holders of the Company:	15
– basic		HK$0.04	HK$14.01	HK$0.39	HK$0.24		HK$(0.06)

– diluted		HK$0.04	HK$14.01	HK$0.39	HK$0.24		HK$(0.06)

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Profit/(Loss) for the year/period	1,576	67,776	2,919	1,963	(25)

Other comprehensive income
Actuarial gains/(losses) of defined benefits plans, net of tax	12	38	(111)	–	31
Exchange translation differences	321	1,280	(347)	990	(12)
Cash flow hedges
– effective portion of changes in fair value, net of tax	–	–	(28)	(102)	–
– transfer from equity to income statement, net of tax	–	–	28	95	–

Total other comprehensive income/ (expense) for the year/period	333	1,318	(458)	983	19

Total comprehensive income/(expense) for the year/period	1,909	69,094	2,461	2,946	(6)

Attributable to:
Equity holders of the Company	277	67,672	1,361	1,690	(170)
Minority interest	1,632	1,422	1,100	1,256	164

	1,909	69,094	2,461	2,946	(6)

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at 31 December			As at 30 June
HK$ millions	Note	2006	2007	2008	2009

ASSETS
Current assets
Cash and cash equivalents	16	2,048	36,611	2,525	742
Trade and other receivables	17	10,090	4,702	5,072	4,447
Stocks		436	515	463	283
Derivative financial assets	18(a)	23	25	48	27

Total current assets		12,597	41,853	8,108	5,499

Assets held for sale	19	–	–	174	–

Non-current assets
Fixed assets	20	31,962	16,950	17,216	9,613
Goodwill	21	19,571	6,070	6,815	2,473
Other intangible assets	22	10,760	7,818	7,160	5,665
Other non-current assets	23	3,829	3,354	3,844	2,550
Deferred tax assets	25	997	376	368	–
Interests in associates		2	2	2	–
Interests in jointly-controlled entities	24	–	–	88	–

Total non-current assets		67,121	34,570	35,493	20,301

Total assets		79,718	76,423	43,775	25,800

LIABILITIES
Current liabilities
Trade and other payables	26	13,479	7,902	8,000	5,645
Borrowings	27	16,048	5,083	7,652	1,795
Current income tax liabilities		153	111	104	25
Derivative financial liabilities	18(b)	185	119	27	41

Total current liabilities		29,865	13,215	15,783	7,506

Non-current liabilities
Borrowings	27	23,369	5,937	3,348	2,699
Deferred tax liabilities	25	1,075	584	457	397
Other non-current liabilities	28	2,992	2,551	2,458	3,982

Total non-current liabilities		27,436	9,072	6,263	7,078

Total liabilities		57,301	22,287	22,046	14,584

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	29	1,191	1,195	1,204	1,204
Reserves	30	15,468	50,089	17,909	7,521

		16,659	51,284	19,113	8,725
Minority interest	31(d)	5,758	2,852	2,616	2,491

Total equity		22,417	54,136	21,729	11,216

Total equity and liabilities		79,718	76,423	43,775	25,800

Net current (liabilities)/assets		(17,268)	28,638	(7,675)	(2,007)

Total assets less current liabilities		49,853	63,208	27,992	18,294

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended 31 December			Six months ended 30 June
HK$ millions	Note	2006	2007	2008	2008	2009
					(Unaudited )

Cash flows from operating activities
Continuing operations:
(Loss)/Profit before taxation		(427)	(2,819)	3,233	2,071	158
Adjustments for:
– Interest income	11	(26)	(1,586)	(1,056)	(624)	(61)
– Interest and other finance costs	11	1,356	906	1,115	412	402
– Depreciation and amortisation	6	2,075	2,428	2,536	1,434	854
– Impairment loss on stocks and non-current assets	8	–	–	17	17	–
– Share-based payments	7	77	171	73	50	31
– Profit on disposal of investments and others, net	10	(44)	(8)	(2,453)	(1,464)	(236)
– Loss on disposal of fixed assets	8	8	2	17	–	–
– Impairment charge for Thailand segment	9	–	3,854	–	–	–
– Write-off of customer acquisition and retention costs	8	–	–	–	–	8
– Changes in working capital
– Decrease/(Increase) in stocks		140	(93)	40	19	(20)
– Increase in trade receivables, other receivables and prepayments		(727)	(1,252)	(211)	(438)	(463)
– Decrease in short-term receivable from related companies		36	50	–	–	–
– (Decrease)/Increase in trade and other payables		(554)	628	355	1,042	(103)
– Increase/(Decrease) in payables to related companies		6,231	(4,920)	1,322	9	115

Cash generated from/(used in) continuing operations		8,145	(2,639)	4,988	2,528	685
Interest received		24	1,529	964	571	4
Interest and other finance costs paid		(1,225)	(528)	(508)	(150)	(284)
Taxes paid		(627)	(622)	(973)	(499)	(418)

Net cash generated from/(used in) operating activities of continuing operations		6,317	(2,260)	4,471	2,450	(13)

Discontinued operations:
Cash generated from discontinued operations		384	8,360	1,910	1,712	1,102
Interest received		90	49	18	9	–
Interest and other finance costs paid		(1,017)	(1,063)	(138)	(64)	(15)
Taxes paid		(260)	(98)	(9)	–	–

Net cash (used in)/generated from operating activities of discontinued operations		(803)	7,248	1,781	1,657	1,087

Net cash generated from operating activities		5,514	4,988	6,252	4,107	1,074

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		Year ended 31 December			Six months ended 30 June
HK$ millions	Note	2006	2007	2008	2008	2009
					(Unaudited )

Cash flows from investing activities
Continuing operations:
Additions to customer acquisition and retention costs	22	–	–	–	–	(213)
Advanced payments for network rollout, included in other receivables and prepayments		(162)	(1,103)	(1,035)	–	(178)
Deposit received for disposal of a subsidiary		–	–	–	552	–
Increase in interest in a subsidiary		–	–	–	–	(468)
Purchases of fixed assets		(1,223)	(1,653)	(3,890)	(2,387)	(1,458)
Increase in interest in a subsidiary through a share buy-back plan		–	–	(799)	(453)	–
Proceeds from disposal of assets held for sale		–	–	–	–	111
Proceeds from disposal of fixed assets		21	2	5	–	1
Proceeds from disposal of subsidiaries, net of cash disposed of	31(c)	–	–	578	–	–
Proceeds from disposal of base station tower sites		–	–	2,373	1,189	262
Upfront and fixed periodic payments for telecommunications licences		(177)	(236)	(467)	(450)	(245)
Purchase of transmission business	31(b)	(124)	–	–	–	–

Net cash used in investing activities of continuing operations		(1,665)	(2,990)	(3,235)	(1,549)	(2,188)

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		Year ended 31 December			Six months ended 30 June
HK$ millions	Note	2006	2007	2008	2008	2009
					(Unaudited )

Discontinued operations:
Cash used in investing activities		(13,421)	(6,300)	(2,297)	(836)	(861)
Cash and cash equivalents of subsidiaries disposed of via distribution in specie	31(c)	–	–	–	–	(217)
Proceeds from disposal of subsidiaries, net of cash disposed of	31(c)	2	83,185	–	–	–

Net cash (used in)/generated from investing activities of discontinued operations		(13,419)	76,885	(2,297)	(836)	(1,078)

Net cash (used in)/generated from investing activities		(15,084)	73,895	(5,532)	(2,385)	(3,266)

Cash flows from financing activities
Continuing operations:
Net decrease in borrowings	31(d)	(4,880)	(8,363)	(569)	(266)	(1,454)
Dividend paid to the Company’s shareholders	14	–	(32,234)	(33,700)	–	–
Dividends paid to minority shareholders	31(d)	(266)	(594)	(1,006)	(554)	(186)
Drawing of loan from a related company	36(c)	–	–	–	–	2,262
Upfront fee on loan from a related company		–	–	–	–	(39)
(Repayment)/Drawing of loan from minority shareholders	31(d)	(188)	608	6	4	2
Equity contribution from minority shareholders		195	–	–	–	–
Proceeds from exercise of share options of the Company		116	95	64	1	–
Proceeds from exercise of share options of a subsidiary		78	142	47	13	30
Settlement and rollover of derivatives		–	–	(110)	(110)	85

Net cash (used in)/generated from financing activities of continuing operations		(4,945)	(40,346)	(35,268)	(912)	700

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		Year ended 31 December			Six months ended 30 June
HK$ millions	Note	2006	2007	2008	2008	2009
					(Unaudited )

Discontinued operations:
Net increase/(decrease) in borrowings	31(d)	12,953	(3,974)	527	(241)	(279)
Equity contribution from minority shareholders		1,173	–	–	–	–
Decrease in restricted cash		1	–	–	–	–

Net cash generated from/(used in) financing activities of discontinued operations		14,127	(3,974)	527	(241)	(279)

Net cash generated from/(used in) financing activities		9,182	(44,320)	(34,741)	(1,153)	421

(Decrease)/Increase in cash and cash equivalents		(388)	34,563	(34,021)	569	(1,771)
Cash and cash equivalents at beginning of year/period		2,436	2,048	36,611	36,611	2,525
Effect of foreign exchange rate changes		–	–	(65)	–	(12)

Cash and cash equivalents at end of year/period		2,048	36,611	2,525	37,180	742

Analysis of net (debt)/cash
Cash and cash at end of year/period		2,048	36,611	2,525	37,180	742
Add: Bank overdrafts		–	–	–	54	–

Cash and cash equivalents excluding bank overdrafts at end of year/period	16	2,048	36,611	2,525	37,234	742
Borrowings	27	(39,417)	(11,020)	(11,000)	(11,269)	(4,494)
Loan due to a related company	36(c)	–	–	–	–	(2,262)

Net (debt)/cash at end of year/period		(37,369)	25,591	(8,475)	25,965	(6,014)

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

HK$ millions	Share Capital	Reserves	Total	Minority Interest	Total Equity
	(Note 29)	(Note 30)

As at 1 January 2006	1,188	14,982	16,170	3,652	19,822

Profit for the year	–	201	201	1,375	1,576
Other comprehensive income
Actuarial gains of defined benefit plans, net of tax	–	11	11	1	12
Exchange translation differences	–	65	65	256	321

Total comprehensive income for the year	–	277	277	1,632	1,909

Dividends paid to minority shareholders	–	–	–	(266)	(266)
Equity contribution from minority shareholders	–	–	–	1,368	1,368
Repayment of loan from minority shareholders	–	–	–	(188)	(188)
Employee share option scheme – value of services provided	–	96	96	–	96
Issuance of ordinary shares arising from exercise of employee share options	3	113	116	–	116
Relating to exercise of share options of a subsidiary	–	–	–	67	67
Relating to acquisition of additional equity interest in a subsidiary	–	–	–	(524)	(524)
Share of other reserves	–	–	–	17	17

	3	209	212	474	686

As at 31 December 2006	1,191	15,468	16,659	5,758	22,417

As at 1 January 2007	1,191	15,468	16,659	5,758	22,417

Profit for the year	–	66,884	66,884	892	67,776
Other comprehensive income
Actuarial gains of defined benefit plans, net of tax	–	36	36	2	38
Exchange translation differences	–	752	752	528	1,280

Total comprehensive income for the year	–	67,672	67,672	1,422	69,094

Dividend paid	–	(32,234)	(32,234)	–	(32,234)
Dividends paid to minority shareholders	–	–	–	(594)	(594)
Drawing of loan from minority shareholders	–	–	–	608	608
Employee share option scheme – value of services provided	–	207	207	–	207
Issuance of ordinary shares arising from exercise of employee share options	4	91	95	–	95
Relating to exercise of share options of a subsidiary	–	–	–	117	117
Relating to subsidiaries disposed of	–	(1,115)	(1,115)	(4,475)	(5,590)
Share of other reserves	–	–	–	16	16

	4	(33,051)	(33,047)	(4,328)	(37,375)

As at 31 December 2007	1,195	50,089	51,284	2,852	54,136

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

HK$ millions	Share Capital	Reserves	Total	Minority Interest	Total Equity
	(Note 29)	(Note 30)

As at 1 January 2008	1,195	50,089	51,284	2,852	54,136

Profit for the year	–	1,883	1,883	1,036	2,919
Other comprehensive income
Actuarial losses of defined benefit plans, net of tax	–	(109)	(109)	(2)	(111)
Exchange translation differences	–	(413)	(413)	66	(347)
Cash flow hedges
– effective portion of changes in fair value, net of tax	–	(28)	(28)	–	(28)
– transfer from equity to income statement, net of tax	–	28	28	–	28

Total comprehensive income for the year	–	1,361	1,361	1,100	2,461

Dividend paid	–	(33,700)	(33,700)	–	(33,700)
Dividends paid to minority shareholders	–	–	–	(1,006)	(1,006)
Drawing of loan from minority shareholders	–	–	–	6	6
Employee share option scheme – value of services provided	–	78	78	–	78
Issuance of ordinary shares arising from exercise of employee share options	9	55	64	–	64
Relating to exercise of share options of a subsidiary	–	–	–	40	40
Relating to acquisition of additional equity interest in a subsidiary	–	–	–	95	95
Relating to dilution of interest in a subsidiary	–	(11)	(11)	–	(11)
Relating to share buy-back of a subsidiary	–	–	–	(481)	(481)
Relating to subsidiaries disposed of	–	37	37	–	37
Share of other reserves	–	–	–	10	10

	9	(33,541)	(33,532)	(1,336)	(34,868)

As at 31 December 2008	1,204	17,909	19,113	2,616	21,729

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

HK$ millions	Share Capital	Reserves	Total	Minority Interest	Total Equity
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Note 30)

As at 1 January 2008	1,195	50,089	51,284	2,852	54,136

Profit for the period	–	1,165	1,165	798	1,963
Other comprehensive income
Exchange translation differences	–	532	532	458	990
Cash flow hedges
– effective portion of changes in fair value, net of tax	–	(102)	(102)	–	(102)
– transfer from equity to income statement, net of tax	–	95	95	–	95

Total comprehensive income for the period	–	1,690	1,690	1,256	2,946

Dividends paid to minority shareholders	–	–	–	(554)	(554)
Drawing of loan from minority shareholders	–	–	–	4	4
Employee share option scheme – value of services provided	–	60	60	–	60
Issuance of ordinary shares arising from exercise of employee share options	2	(1)	1	–	1
Relating to exercise of share options of a subsidiary	–	–	–	11	11
Relating to dilution of interest in a subsidiary	–	(2)	(2)	–	(2)
Relating to share buy-back of a subsidiary	–	–	–	(274)	(274)
Share of other reserves	–	–	–	2	2

	2	57	59	(811)	(752)

As at 30 June 2008	1,197	51,836	53,033	3,297	56,330

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

HK$ millions	Share Capital	Reserves	Total	Minority Interest	Total Equity
	(Note 29)	(Note 30)

As at 1 January 2009	1,204	17,909	19,113	2,616	21,729

(Loss)/Profit for the period	–	(285)	(285)	260	(25)
Other comprehensive income
Actuarial gains of defined benefit plans, net of tax	–	16	16	15	31
Exchange translation differences	–	99	99	(111)	(12)

Total comprehensive (expense)/income for the period	–	(170)	(170)	164	(6)

Effect of distribution in specie	–	(10,234)	(10,234)	–	(10,234)
Dividends paid to minority shareholders	–	–	–	(422)	(422)
Drawing of loan from minority shareholders	–	–	–	2	2
Employee share option scheme – value of services provided	–	23	23	–	23
Relating to exercise of share options of a subsidiary	–	–	–	24	24
Relating to acquisition of additional equity interest in a subsidiary	–	–	–	(325)	(325)
Relating to dilution of interest in a subsidiary	–	(7)	(7)	–	(7)
Relating to subsidiaries disposed of	–	–	–	422	422
Share of other reserves	–	–	–	10	10

	–	(10,218)	(10,218)	(289)	(10,507)

As at 30 June 2009	1,204	7,521	8,725	2,491	11,216

The accompanying notes are an integral part of the Financial Information.

APPENDIX I	ACCOUNTANT’S REPORT

II. NOTES TO THE FINANCIAL INFORMATION

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc.

The Company and its subsidiaries (together the “Group”) have been engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also had fixed-line telecommunications business in Hong Kong and Israel. The Group disposed of its mobile telecommunications operations in India in 2007 (Note 13(a)) and Ghana in 2008 (Note 10(d)) respectively. In addition, following the distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), the then indirect wholly-owned subsidiary of the Company, on 7 May 2009 and the listing of HTHKH’s shares on the Main Board of the SEHK on 8 May 2009 as set out in Note 13(b), the Group has since ceased to engage in mobile telecommunications and related business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of this Financial Information are set out below. These policies have been consistently applied to all the Relevant Periods presented, unless otherwise stated.

(a)	Basis of preparation

The Financial Information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This Financial Information has been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of Financial Information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Financial Information are disclosed in Note 3.

As at 31 December 2006 and 2008 and 30 June 2009, the Group had net current liabilities of HK$17,268 million, HK$7,675 million and HK$2,007 million, respectively, but the Group had net current assets of HK$28,638 million as at 31 December 2007. While the Group’s operations have generated cash during the respective periods, capital investments and payments of dividends have resulted in cash consumption in excess of amounts generated from operations and available from surplus funds brought forward from the prior year. The Group’s future funding requirements are expected to be met through bank and other loans, including the senior secured term loan/revolving credit facility of US$1,790 million (approximately HK$13,872 million) from an indirect subsidiary of Hutchison Whampoa Limited (“HWL”) as set out in Note 36(c)(ii). The Group expects to continue to fund the substantial capital required to build, maintain and operate its telecommunications networks through a combination of cash flows from operating activities, bank loans and the aforesaid borrowings from the indirect subsidiary of HWL.

(b)	Significant accounting policies

During the years ended 31 December 2006, 2007 and 2008, the Group has adopted all of the new or revised IFRS, which term collectively includes International Accounting Standards (“IAS”) and related interpretations, that are relevant to its operations and effective for the respective accounting periods of the Group. During the six months ended 30 June 2009, the Group has adopted the following new or revised IFRS which are relevant to the Group’s operations and are effective for accounting periods beginning on 1 January 2009.

IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IFRS 7 (Amendment)	Financial Instruments: Disclosures
IAS 23 (Revised)	Borrowing Costs
IFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations
IFRS 1 and IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Significant accounting policies (continued)

The adoption of these new or revised IFRS had no material effect on the Group’s results and financial position of the current or prior periods.

At the date of authorisation of this Financial Information, the following new or revised standards, amendments to standards and interpretations have been issued but are not effective for the six months ended 30 June 2009:

IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 39 (Amendment)	Eligible Hedged Items
IFRS 3 (Revised)	Business Combinations
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners
IFRIC Interpretation 18	Transfers of Assets from Customers
IFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transaction
Improvements to IFRS 2009	Improvements to IFRS 2009

The Group did not early adopt any of these new or revised standards, amendments to standards and interpretations to existing standards. The impact of adoption of these new or revised standards, amendments to standards and interpretations to existing standards in future periods is not currently known or reasonably estimable.

(c)	Basis of consolidation

The Financial Information made up to 30 June/31 December include the Financial Information of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interests in associates and jointly-controlled entities on the basis set out in Notes 2(f) and 2(g) below. Results of subsidiaries, associates and jointly-controlled entities acquired or disposed of during the Relevant Periods are included as from their effective dates of acquisition to 30 June/31 December or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries, associates and jointly-controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated Financial Information, subsidiaries are accounted for as described in Note 2(c) above. In the unconsolidated financial information of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at 30 June 2009 are set forth on page I-112.

(e)	Minority interest

Minority interest at the financial position date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated statement of financial position separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(e)	Minority interest (continued)

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(f)	Associates

An investee company is classified as an associate if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associates are incorporated in the consolidated Financial Information to the extent of the Group’s share of the post acquisition results. Investments in associates represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

(g)	Joint ventures

A joint venture is a contractual agreement whereby the venturers undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

A jointly-controlled entity is a joint venture which involves the establishment of a separate entity. The results and assets and liabilities of jointly-controlled entities are incorporated in the consolidated Financial Information using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The total carrying amount of such investments is reduced to recognise any identified impairment loss in the value of individual investments.

(h)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its consolidated Financial Information the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and the revenue that is generated from the BCC.

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20 – 50 years
Telecommunications and network equipment	10 – 35 years
Motor vehicles	4 – 5 years
Office furniture & equipment and computer equipment	3 – 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(i)	Fixed assets (continued)

The gain or loss on disposal or retirement of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(j)	Leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the income statement. All other leases are accounted for as operating leases and the rental payments are charged to the income statement on a straight-line basis.

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognised in the income statement immediately. Any gain or loss on a sale and finance leaseback transaction is deferred and amortised over the term of the lease.

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or jointly-controlled entity at the date of acquisition.

Goodwill on acquisition is reported in the consolidated statement of financial position as a separate asset or, as applicable, included within investment in associate and jointly-controlled entity. Goodwill is tested for impairment annually and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The Group allocates goodwill to each operating segment in each country in which it operates.

(l)	Other intangible assets

(i)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(l)	Other intangible assets (continued)

(ii)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers, which are postpaid (and primarily 3G) customers, pursuant to a contract with early termination penalties are capitalised if (i) such costs are identifiable and controlled; (ii) it is probable that future economic benefits will flow from the customers to the Group; and (iii) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customers’ payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalised customer acquisition and retention costs are amortised over the minimum enforceable contractual period, which is generally a period of 18 – 24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	5 – 9 years

(m)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(n)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(o)	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(p)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realised within 12 months after the financial position date.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities within 12 months after the financial position date which are classified as current assets.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the financial position date. These are classified as non-current assets.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise.

(iv)	Impairment of financial assets

The Group assesses at each financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For financial assets carried at amortised cost, the amount of the impairment is the difference between the assets’ carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of a provision account. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of provision is determined based on historical data of payment statistics for aged receivable balances. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the income statement. Changes in the carrying amount of the provision account are recognised in the income statement.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(q)	Derivative financial instruments and hedging activities

Derivative financial instruments are utilised by the Group in the management of its foreign currency and interest rate exposures. The Group’s policy is not to utilise derivative financial instruments for speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting date. Changes in fair value are recognised based on whether certain qualifying criteria under IAS 39 “Financial Instruments: Recognition and Measurement” are satisfied in order to apply hedge accounting, and if so, the nature of the items being hedged.

Derivatives designated as hedging instruments to hedge against the cash flows attributable to recognised liabilities or forecast payments may qualify as cash flow hedges. The Group mainly enters into forward foreign exchange contracts to hedge certain foreign exchange risks of the Group. Changes in fair value of these derivatives are dealt with as movements in the hedging reserve under equity. When a hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement as interest and other finance costs, net.

Derivatives that do not qualify for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement” are accounted for with the changes in fair value being recognised in the income statement.

(r)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition, net of outstanding bank overdrafts.

(s)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(t)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment (see Note 2(p)(iv)).

(u)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the issue of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 2(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the financial position date.

(v)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(w)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the Financial Information. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly-controlled entities, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(x)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the Financial Information unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(z)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the financial position date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and Israeli Government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of comprehensive income.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the income statement in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(z)	Employee benefits (continued)

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each year/period-end, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(aa)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the Financial Information of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated Financial Information are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year/period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

–	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

–

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

–	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated income statement as part of the gain or loss on sale.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(aa)	Foreign currency translation (continued)

(iii)	Group companies (continued)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(ab)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(ac)	Revenue recognition

The Group recognises revenue on the following bases:

(i)	Installation fees are recognised on connection of the service.

(ii)	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis.

When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with a fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers.

When handsets are sold to end customers for purposes of acquiring new customers or retaining existing customers, the Group subsidises the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognised from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalised as an element of customer acquisition and retention costs in accordance with the accounting policy set out in Note 2(l)(ii).

(iii)	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

(iv)	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

(v)	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

(vi)	Network interconnection with international carriers and roaming revenues are recognised as rendered/ incurred and are presented on a gross basis.

(ad)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ae)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

APPENDIX I	ACCOUNTANT’S REPORT

2.	Basis of Preparation and Principal Accounting Policies (continued)

(af)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with Notes 2(c) and 2(k) above.

3.	Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 4, 21, 34(a) and 35 contain information about the assumptions and their risk factors relating to financial instruments, goodwill impairment, defined benefit obligations and fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at 31 December 2006, 2007 and 2008 and 30 June 2009, the carrying amount of the mobile and fixed-line telecommunications and network equipment was approximately HK$26,786 million, HK$14,521 million, HK$14,714 million and HK$7,774 million, respectively. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change. During the year ended 31 December 2008 and the six months ended 30 June 2009, the Group recognised additional depreciation on certain fixed assets and reassessed the useful lives of certain telecommunications and network equipment, respectively, as set out in Note 20.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. In performing the impairment assessment, the Group has also considered the impact of the current economic environment on the operations of the Group.

APPENDIX I	ACCOUNTANT’S REPORT

3.	Critical Accounting Estimates and Judgments (continued)

(b)	Critical judgments in applying the Group’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. The assumptions regarding future profitability of various subsidiaries require significant judgement, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As at 31 December 2006, 2007 and 2008, the Group had recognised deferred tax assets of HK$997 million, HK$376 million and HK$368 million respectively, while there were no deferred tax assets recognised as at 30 June 2009.

(ii)	Sale and leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2(j). Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification of a transaction as a finance lease or an operating lease determines whether the leased asset is treated on-balance sheet or off-balance sheet as set out in Note 2(j). In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognised. It is either deferred and amortised (finance lease) or recognised in the income statement immediately (operating lease). During the Relevant Periods, the Group has recognised profit on disposal of base station tower sites as set out in Note 10(c).

(iii)	Other income

The Group has been granted credit vouchers by a key network supplier for offset against future services and purchases from the supplier. The value of the vouchers is recognised as other income as set out in Note 10(e). Judgment is required in determining the fair value of the vouchers and whether the credit voucher should be accounted for as income or as a purchase discount. This determination includes, but is not limited to, an assessment of the nature of the credit vouchers and their grant, the conditions attached to utilisation of the vouchers, and the separation of economic events from future purchases.

Recognition as income or as a purchase discount determines whether the credit vouchers are recognised immediately when the Group becomes entitled to the right to use them and the contractual obligations of the network supplier are waived, or they are deferred and recognised upon making purchases from the supplier and offset against the purchase invoices.

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to the Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in a currency that is not the entity’s functional currency. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for speculative purposes.

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with the borrowings and accounts payable. During the Relevant Periods, the Group placed deposits with banks denominated in various currencies for the purpose of working capital management. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavors to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cash flows and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. The Group may use derivative instruments to manage or adjust its exposures.

The table below summarises the Group’s foreign exchange exposure to US dollars, and sets out the net monetary position of each sub-group, offsetting the foreign currency denominated borrowings against the relevant foreign exchange forward and swap contracts, expressed in the Group’s presentation currency of HK dollars. The Group does not have a significant exposure to other foreign currencies.

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Hong Kong	(4,246)	204	136	–
India	(1,575)	–	–	–
Israel	(250)	(587)	(505)	(202)
Thailand	(167)	(180)	(70)	(289)
Indonesia	45	(1,337)	(398)	108
Others*	(89)	34,394	1,778	(1,272)

Total net exposure: net (liabilities)/assets	(6,282)	32,494	941	(1,655)

*	“Others” as at 31 December 2006 and 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate. As at 31 December 2008 and 30 June 2009, it comprised Vietnam, Sri Lanka and Corporate.

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign currency exposure (continued)

As at 31 December 2006, 2007 and 2008 and 30 June 2009, a 10% strengthening of the functional currency of each sub-group against US dollars would have (decreased)/increased the profit or loss by the amounts as shown below. This analysis assumes that all other variables remain constant.

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Impact to profit or loss (Decrease)/Increase
US dollars	(628)	3,249	94	(166)

A 10% weakening of the functional currency of each sub-group against US dollars at end of the reporting years/period would have had the equal but opposite effect on these currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings and investments of surplus funds placed with banks as deposits. The Group manages its interest rate exposure of borrowings with a focus on reducing the overall cost of debt. When considered appropriate, the Group uses interest rate swaps to manage the interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

As at 31 December 2006, 2007 and 2008 and 30 June 2009, the carrying amounts of the Group’s financial assets and liabilities where their cash flows were subject to interest rate exposure are as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Cash at banks and short-term bank deposits	1,995	36,607	2,520	738
Other receivables	–	–	75	–
Deposits classified in non-current assets	451	469	14	15
Borrowings at floating rates	(28,940)	(10,445)	(10,978)	(4,262)
Loan due to a related company	–	–	–	(2,262)
Interest bearing loans from minority shareholders	(143)	(152)	(159)	–
Other derivatives	(32)	18	(4)	19

	(26,669)	26,497	(8,532)	(5,752)

The interest rate profile of the Group’s borrowings and the loan due to a related company is disclosed in Notes 27 and 36(c)(ii) respectively. The cash deposits placed with banks generate interest at the prevailing market interest rates.

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(ii)	Interest rate exposure (continued)

As at 31 December 2006, 2007 and 2008 and 30 June 2009, if interest rates had been 100 basis points lower, with all other variables held constant, the impact to pre-tax profit or loss would be as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Impact to pre-tax profit or loss
Increase/(Decrease)	249	(281)	71	(21)

The above impact to pre-tax profit or loss are mainly attributable to lower interest expenses on floating rate borrowings, loan due to a related company and interest income from cash and deposits; there would be no direct impact on equity as the Group did not have financial instruments which qualify for hedge accounting as at the end of the reporting dates and as such all movement of interest expense and income as a result of interest rates changes would be charged to the income statement. If interest rates had been 100 basis points higher, with all other variables held constant, at end of the reporting years/period would have had the equal but opposite effect on the pre-tax profit or loss as shown above.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the end of the reporting years/period and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point movement represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual financial position date. The analysis was performed on the same basis for all the years/period presented in this Financial Information.

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from counter party risk in respect of derivative financial instruments as well as credit exposures to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

For counter party and investment risks in respect of our surplus funds, we manage these risks by placing deposits with credit worthy financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s or investing in marketable securities such as US Treasuries or Commercial Papers/Certificates of Deposits issued by credit-worthy counter party with similar credit rating as above. Any deviations from this policy are to be approved by the Board.

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or through major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments through major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iii)	Credit risk (continued)

The Group considered its maximum exposure to credit risk, as at 31 December 2006, 2007 and 2008 and 30 June 2009, was the carrying value of each class of financial assets as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Cash at banks and short-term bank deposits	1,995	36,607	2,520	738
Trade and other receivables (Note 17)	10,090	4,702	5,072	4,447
Derivative financial assets (Note 18(a))	23	25	48	27
Other receivable classified as other non-current assets	1,949	1,651	1,149	1,119

Total	14,057	42,985	8,789	6,331

(iv)	Liquidity risk

Prudent liquidity risk management, including maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities to fund working capital, debt service, dividend payments, new investments and the ability to close out market positions, is adopted. Due to the dynamic nature of the underlying businesses, the Group maintains significant flexibility in funding to respond to opportunities and events by ensuring committed credit lines are available. As at 31 December 2006 and 2008 and 30 June 2009, the Group had net current liabilities of HK$17,268 million, HK$7,675 million and HK$2,007 million respectively, the Group’s future funding requirements will be met by facilities as set out in Note 2(a).

The following tables detail the contractual maturities, as at the 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, of the Group’s financial liabilities and net-settled derivative financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay.

As at 31 December 2006	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Borrowings (Note 27)	39,417	39,417	–	(39,425)	(16,050)	(16,504)	(6,555)	(316)
Currency swaps (Note 18(b))	145	145	–	(95)	(101)	13	(7)	–
Other derivatives (Note 18(b))	32	32	–	(32)	(32)	–	–	–
Trade payables (Note 26)	2,531	2,531	–	(2,531)	(2,531)	–	–	–
Other payables	10,896	4,541	6,355	(4,541)	(4,348)	(131)	(60)	(2)
Licence fees liabilities (Note 28(a))	2,808	2,808	–	(4,755)	(284)	(607)	(1,402)	(2,462)

	55,829	49,474	6,355	(51,379)	(23,346)	(17,229)	(8,024)	(2,780)

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

As at 31 December 2007	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Borrowings (Note 27)	11,020	11,020	–	(11,020)	(5,083)	(2,858)	(3,079)	–
Currency swaps (Note 18(b))	22	22	–	(22)	(9)	(9)	(4)	–
Forward foreign exchange contracts	60	60	–	(62)	(62)	–	–	–
Trade payables (Note 26)	1,752	1,752	–	(1,752)	(1,752)	–	–	–
Other payables	5,759	2,188	3,571	(2,188)	(1,864)	(324)	–	–
Licence fees liabilities (Note 28(a))	2,866	2,866	–	(4,499)	(607)	(409)	(1,572)	(1,911)

	21,479	17,908	3,571	(19,543)	(9,377)	(3,600)	(4,655)	(1,911)

As at 31 December 2008	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Borrowings (Note 27)	11,000	11,000	–	(11,001)	(7,653)	(1,497)	(1,851)	–
Currency swaps (Note 18(b))	12	12	–	(12)	(8)	(4)	–	–
Other derivatives (Note 18(b))	13	13	–	(13)	(13)	–	–	–
Trade payables (Note 26)	1,964	1,964	–	(1,964)	(1,964)	–	–	–
Other payables	5,990	2,076	3,914	(2,076)	(2,076)	–	–	–
Licence fees liabilities (Note 28(a))	2,354	2,354	–	(3,586)	(389)	(450)	(1,539)	(1,208)

	21,333	17,419	3,914	(18,652)	(12,103)	(1,951)	(3,390)	(1,208)

As at 30 June 2009	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Borrowings (Note 27)	4,494	4,494	–	(4,648)	(1,797)	(1,458)	(1,154)	(239)
Currency swaps (Note 18(b))	8	8	–	(8)	(8)	–	–	–
Other derivatives (Note 18(b))	3	3	–	(3)	(3)	–	–	–
Trade payables (Note 26)	1,613	1,613	–	(1,613)	(1,613)	–	–	–
Other payables	3,865	2,127	1,738	(2,127)	(2,127)	–	–	–
Licence fees liabilities (Note 28(a))	1,778	1,778	–	(2,573)	(378)	(397)	(1,337)	(461)
Loan due to a related company (Note 36(c))	2,262	2,262	–	(2,262)	–	–	–	(2,262)

	14,023	12,285	1,738	(13,234)	(5,926)	(1,855)	(2,491)	(2,962)

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The tables above exclude interest accruing and payable on certain of these liabilities as at the respective year/period-end which are estimated as follows:

HK$ millions	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years	Total

31 December 2006	2,027	1,097	768	44	3,936
31 December 2007	369	194	156	–	719
31 December 2008	227	108	54	–	389
30 June 2009	282	203	88	128	701

These estimates are calculated assuming effect of hedging transactions and interest rates with respect to variable rate financial liabilities remain constant and there is no change in aggregate principal amount of financial liabilities other than repayment at scheduled maturity as reflected in the table.

The following tables detail the contractual maturities, as at 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, of the Group’s derivative financial liabilities that will be settled on a gross basis. The amounts disclosed in the tables are based on the contractual undiscounted cash flows and the earliest date the Group can be required to pay.

As at 31 December 2006	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Forward foreign exchange contracts – not qualified for hedges	8	8	–
– Inflow				530	530	–	–	–
– Outflow				(576)	(576)	–	–	–

	8	8	–	(46)	(46)	–	–	–

As at 31 December 2007	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Forward foreign exchange contracts – not qualified for hedges	37	37	–
– Inflow				608	608	–	–	–
– Outflow				(631)	(631)	–	–	–

	37	37	–	(23)	(23)	–	–	–

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

As at 31 December 2008	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Forward foreign exchange contracts – not qualified for hedges	2	2	–
– Inflow				195	195	–	–	–
– Outflow				(197)	(197)	–	–	–

	2	2	–	(2)	(2)	–	–	–

As at 30 June 2009	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years

HK$ millions

Forward foreign exchange contracts – not qualified for hedges	30	30	–
– Inflow				624	624	–	–	–
– Outflow				(645)	(645)	–	–	–

	30	30	–	(21)	(21)	–	–	–

(b)	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders by pricing products and services commensurately with the level of risk.

The Group defines capital as total equity attributable to equity holders of the Company, comprising share capital and reserves, as shown in the consolidated statement of financial position. The Group actively and regularly reviews and manages its capital structure to ensure capital and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, projected operating cash flows and projected capital expenditures.

(c)	Fair value measurements

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at the reporting dates of the Relevant Periods. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts and currency swaps is determined using the prevailing market rates at the financial position date. The fair value of other derivatives is determined using significant observable inputs, such as the NIS exchange rates pronounced by the Bank of Israel, the Israeli Consumer Price Index (“CPI”) pronounced by the Israeli Central Bureau of Statistics, and quotes from Israeli Banks. In 2008, the fair value of non-current assets held for sale is determined by using valuation techniques as performed by an independent valuation (Note 19). As a result of non-availability of market-based evidence, the fair value of base station tower sites sold and assets leased-back in the sale and operating leaseback transaction (Note 10(c)) is determined respectively by replacement cost approach and income approach by discounting the cash flows to be generated from the contractual lease payments over the lease period.

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables and amounts due to/from related companies are assumed to approximate to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(c)	Fair value measurements (continued)

The fair value of financial instruments as at 31 December 2006, 2007 and 2008 and 30 June 2009 consisted of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities
Level 2	Inputs other than quoted prices in active markets for identical assets and liabilities
Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable

The following tables present the balances of derivative financial assets and liabilities measured at fair value as at the reporting dates:

	Fair value measurement as at 31 December 2006
HK$ millions	Total amount	Level 1	Level 2	Level 3

Derivative financial assets:
Currency swaps (Note 18(a))	13	–	13	–
Forward foreign exchange contracts (Note 18(a))	10	–	10	–

	23	–	23	–

Derivative financial liabilities:
Currency swaps (Note 18(b))	145	–	145	–
Forward foreign exchange contracts (Note 18(b))	8	–	8	–
Other derivatives (Note 18(b))	32	–	32	–

	185	–	185	–

	Fair value measurement as at 31 December 2007
HK$ millions	Total amount	Level 1	Level 2	Level 3

Derivative financial assets:
Forward foreign exchange contracts (Note 18(a))	7	–	7	–
Other derivatives (Note 18(a))	18	–	18	–

	25	–	25	–

Derivative financial liabilities:
Currency swaps (Note 18(b))	22	–	22	–
Forward foreign exchange contracts (Note 18(b))	97	–	97	–

	119	–	119	–

APPENDIX I	ACCOUNTANT’S REPORT

4.	Financial Risk Management (continued)

(c)	Fair value measurements (continued)

	Fair value measurement as at 31 December 2008
HK$ millions	Total amount	Level 1	Level 2	Level 3

Derivative financial assets:
Forward foreign exchange contracts (Note 18(a))	39	–	39	–
Other derivatives (Note 18(a))	9	–	9	–

	48	–	48	–

Derivative financial liabilities:
Currency swaps (Note 18(b))	12	–	12	–
Forward foreign exchange contracts (Note 18(b))	2	–	2	–
Other derivatives (Note 18(b))	13	–	13	–

	27	–	27	–

	Fair value measurement as at 30 June 2009
HK$ millions	Total amount	Level 1	Level 2	Level 3

Derivative financial assets:
Forward foreign exchange contracts (Note 18(a))	5	–	5	–
Other derivatives (Note 18(a))	22	–	22	–

	27	–	27	–

Derivative financial liabilities:
Currency swaps (Note 18(b))	8	–	8	–
Forward foreign exchange contracts (Note 18(b))	30	–	30	–
Other derivatives (Note 18(b))	3	–	3	–

	41	–	41	–

APPENDIX I	ACCOUNTANT’S REPORT

5.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services, and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Continuing operations
Mobile telecommunications services	10,100	11,663	14,232	7,209	5,851
Mobile telecommunications products	967	1,500	1,374	782	521
Fixed-line telecommunications services	–	–	15	–	39

	11,067	13,163	15,621	7,991	6,411

Discontinued operations
Mobile telecommunications services	19,171	11,299	4,670	2,263	1,541
Mobile telecommunications products	483	465	706	136	203
Fixed-line telecommunications services	2,406	2,436	2,693	1,352	975
Other non-telecommunications businesses	251	27	35	18	11

	22,311	14,227	8,104	3,769	2,730

	33,378	27,390	23,725	11,760	9,141

APPENDIX I	ACCOUNTANT’S REPORT

6.	Segment Information

Segment information is provided on the basis of primary geographical regions, the basis on which the Group manages its world-wide interests. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/(loss) agrees to the aggregate information in the Financial Information. As such, no reconciliation between the segment information and the aggregate information in the Financial Information is presented.

	As at and for the year ended 31 December 2006
	Continuing operations					Discontinued operations
HK$ millions	Israel	Thailand	Indonesia	Others*	Total	India	Hong Kong and Macau	Total

Turnover	9,796	1,017	–	254	11,067	15,455	6,856	22,311
Operating costs	(6,617)	(960)	(123)	(433)	(8,133)	(10,555)	(4,613)	(15,168)
Depreciation and amortisation	(1,471)	(558)	(1)	(45)	(2,075)	(1,272)	(1,729)	(3,001)
Profit on disposal of investments and others, net	44	–	–	–	44	–	–	–

Operating profit/(loss)	1,752	(501)	(124)	(224)	903	3,628	514	4,142

Other non-cash items included in income statement:
Share-based payments	(39)	–	–	(38)	(77)	–	(39)	(39)

Total assets	12,795	5,072	3,688	1,155	22,710	38,172	18,836	57,008

Total liabilities	(6,885)	(10,562)	(1,931)	(278)	(19,656)	(24,105)	(13,540)	(37,645)

Capital expenditures incurred during the year	849	112	1,513	221	2,695	7,025	1,235	8,260

*	“Others” segment as at and for the year ended 31 December 2006 comprised Vietnam, Sri Lanka, Ghana and Corporate.

APPENDIX I	ACCOUNTANT’S REPORT

6.	Segment Information (continued)

	As at and for the year ended 31 December 2007
	Continuing operations					Discontinued operations
HK$ millions	Israel	Thailand	Indonesia	Others*	Total	India	Hong Kong and Macau	Total

Turnover	11,650	973	117	423	13,163	6,989	7,238	14,227
Operating costs	(7,885)	(987)	(592)	(924)	(10,388)	(4,676)	(4,760)	(9,436)
Depreciation and amortisation	(1,576)	(594)	(151)	(107)	(2,428)	(187)	(1,798)	(1,985)
Profit on disposal of investments and others, net	8	–	–	–	8	–	–	–
Impairment charge#	–	(3,854)	–	–	(3,854)	–	–	–

Operating profit/(loss)	2,197	(4,462)	(626)	(608)	(3,499)	2,126	680	2,806

Other non-cash items included in income statement:
Share-based payments	(33)	–	–	(138)	(171)	(151)	(52)	(203)

Total assets	13,766	787	5,858	37,370	57,781	–	18,642	18,642

Total liabilities	(7,026)	(1,874)	(3,871)	(1,328)	(14,099)	–	(8,188)	(8,188)

Capital expenditures incurred during the year	986	41	1,873	996	3,896	3,378	1,540	4,918

*	“Others” segment as at and for the year ended 31 December 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.

#	The impairment charge is a non-cash expense.

APPENDIX I	ACCOUNTANT’S REPORT

6.	Segment Information (continued)

	As at and for the year ended 31 December 2008
	Continuing operations					Discontinued operations
HK$ millions	Israel	Thailand	Indonesia	Others*	Total	Hong Kong and Macau

Turnover	13,813	1,192	315	301	15,621	8,104
Operating costs	(8,918)	(1,111)	(1,318)	(899)	(12,246)	(5,341)
Depreciation and amortisation	(1,918)	(1)	(339)	(278)	(2,536)	(1,995)
Profit on disposal of investments and others, net	3	–	2,152	298	2,453	–

Operating profit/(loss)	2,980	80	810	(578)	3,292	768

Other non-cash items included in income statement:
Share-based payments	(20)	–	–	(53)	(73)	(15)

Total assets	13,856	679	5,825	4,786	25,146	18,629

Total liabilities	(7,413)	(1,787)	(2,721)	(1,106)	(13,027)	(9,019)

Capital expenditures incurred during the year	1,191	34	1,544	445	3,214	1,934

*	“Others” segment as at and for the year ended 31 December 2008 comprised Vietnam, Sri Lanka, Corporate and Ghana up to the date of disposal on 11 July 2008.

APPENDIX I	ACCOUNTANT’S REPORT

6.	Segment Information (continued)

	As at and for the period ended 30 June 2008 (Unaudited)
	Continuing operations					Discontinued operations
HK$ millions	Israel	Thailand	Indonesia	Others*	Total	Hong Kong and Macau

Turnover	6,990	621	150	230	7,991	3,769
Operating costs	(4,621)	(562)	(498)	(481)	(6,162)	(2,375)
Depreciation and amortisation	(1,025)	–	(165)	(244)	(1,434)	(972)
Profit on disposal of investments and others, net	1	–	1,463	–	1,464	–

Operating profit/(loss)	1,345	59	950	(495)	1,859	422

Other non-cash items included in income statement:
Share-based payments	(12)	–	–	(38)	(50)	(10)

Total assets	15,493	709	6,647	37,969	60,818	18,809

Total liabilities	(7,932)	(1,902)	(3,388)	(1,989)	(15,211)	(8,086)

Capital expenditures incurred during the period	546	18	947	278	1,789	645

* “Others” segment as at and for the period ended 30 June 2008 comprised Sri Lanka, Ghana, Vietnam and Corporate.

APPENDIX I	ACCOUNTANT’S REPORT

6.	Segment Information (continued)

	As at and for the period ended 30 June 2009
	Continuing operations					Discontinued operations
HK$ millions	Israel	Thailand	Indonesia	Others*	Total	Hong Kong and Macau

Turnover	5,610	525	223	53	6,411	2,730
Operating costs	(3,517)	(484)	(987)	(306)	(5,294)	(1,793)
Depreciation and amortisation	(623)	(2)	(191)	(38)	(854)	(671)
Profit on disposal of investments and others, net	3	–	233	–	236	–

Operating profit/(loss)	1,473	39	(722)	(291)	499	266

Other non-cash items included in income statement:
Share-based payments	(21)	–	–	(10)	(31)	(6)

Total assets	13,399	816	7,944	3,641	25,800	–

Total liabilities	(6,808)	(1,864)	(2,575)	(3,337)	(14,584)	–

Capital expenditures incurred during the period	735	20	1,424	432	2,611	498

* “Others” segment as at and for the period ended 30 June 2009 comprised Sri Lanka, Vietnam and Corporate.

7.	Staff Costs

	Year ended 31 December			Six months ended 30 June

HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Wages and salaries	1,248	1,554	1,799	885	842
Termination benefits	66	75	134	53	38
Pension costs
– defined benefits plans (Note 34(a))	4	9	10	4	39
– defined contribution plans	6	6	7	4	3
Share-based payments
– equity-settled	77	171	73	50	31

	1,401	1,815	2,023	996	953

APPENDIX I	ACCOUNTANT’S REPORT

7.	Staff Costs (continued)

(a)	Directors’ emoluments

	Year ended 31 December 2006
HK$ millions	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	Total

Name of Director
FOK Kin-ning, Canning	0.37	–	–	–	–	0.37
LUI Dennis Pok Man	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	–	–	–	–	0.27
Naguib SAWIRIS	0.27	–	–	–	–	0.27
Aldo MAREUSE	0.27	–	–	–	–	0.27
KWAN Kai Cheong	0.65	–	–	–	–	0.65
John W STANTON	0.55	–	–	–	–	0.55
Kevin WESTLEY	0.65	–	–	–	–	0.65

	3.57	7.07	13.73	0.89	19.35	44.61

	Year ended 31 December 2007
HK$ millions	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	Total

Name of Director
FOK Kin-ning, Canning	0.37	–	–	–	–	0.37
LUI Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	61.35
Tim Lincoln PENNINGTON	0.27	3.52	8.27	0.66	14.78	27.50
Frank John SIXT	0.27	–	–	–	–	0.27
Naguib SAWIRIS (Note (i))	0.04	–	–	–	–	0.04
Aldo MAREUSE	0.27	–	–	–	–	0.27
Michael John O’CONNOR (Note (ii))	0.23	–	–	–	–	0.23
KWAN Kai Cheong	0.65	–	–	–	–	0.65
John W STANTON	0.55	–	–	–	–	0.55
Kevin WESTLEY	0.65	–	–	–	–	0.65

	3.57	7.32	25.37	0.94	54.68	91.88

Notes:

(i) Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.

(ii) Mr Michael John O’Connor was appointed as Director of the Company on 28 February 2007.

APPENDIX I	ACCOUNTANT’S REPORT

7.	Staff Costs (continued)

(a)	Directors’ emoluments (continued)

	Year ended 31 December 2008
HK$ millions	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	Total

Name of Director
FOK Kin-ning, Canning	0.37	–	–	–	–	0.37
LUI Dennis Pok Man	0.27	3.98	10.89	0.30	10.61	26.05
Christopher John FOLL (Note (i))	0.10	0.98	0.60	0.07	0.13	1.88
Tim Lincoln PENNINGTON (Note (ii))	0.17	2.31	2.17	0.46	3.93	9.04
Frank John SIXT	0.27	–	–	–	–	0.27
CHAN Ting Yu (Note (iii))	0.27	2.99	3.07	0.21	3.89	10.43
CHOW WOO Mo Fong, Susan (Note (iii))	0.27	–	–	–	–	0.27
WONG King Fai, Peter (Note (iii))	0.27	3.28	6.76	0.24	3.11	13.66
Aldo MAREUSE (Note (iv))	–	–	–	–	–	–
Michael John O’CONNOR (Note (iv))	–	–	–	–	–	–
KWAN Kai Cheong	0.65	–	–	–	–	0.65
John W STANTON	0.55	–	–	–	–	0.55
Kevin WESTLEY	0.65	–	–	–	–	0.65

	3.84	13.54	23.49	1.28	21.67	63.82

Notes:

(i) Mr Christopher John Foll was appointed as Director of the Company on 20 August 2008.

(ii) Mr Tim Lincoln Pennington resigned as Director of the Company on 20 August 2008.

(iii) Mr Chan Ting Yu, Mrs Chow Woo Mo Fong, Susan and Mr Wong King Fai, Peter were appointed as Directors of the Company on 3 January
2008.

(iv) Mr Michael John O’Connor and Mr Aldo Mareuse resigned as Directors of the Company on 3 January 2008.

APPENDIX I	ACCOUNTANT’S REPORT

7.	Staff Costs (continued)

(a)	Directors’ emoluments (continued)

	Six months ended 30 June 2008 (Unaudited)
HK$ millions	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	Total

Name of Director
FOK Kin-ning, Canning	0.19	–	–	–	–	0.19
LUI Dennis Pok Man	0.14	1.92	6.05	0.15	8.46	16.72
Tim Lincoln PENNINGTON	0.14	1.82	1.64	0.37	3.13	7.10
Frank John SIXT	0.14	–	–	–	–	0.14
CHAN Ting Yu (Note (i))	0.14	1.51	1.54	0.11	3.13	6.43
CHOW WOO Mo Fong, Susan (Note (i))	0.14	–	–	–	–	0.14
WONG King Fai, Peter (Note (i))	0.14	1.64	3.40	0.12	2.51	7.81
Michael John O’CONNOR (Note (ii))	–	–	–	–	–	–
Aldo MAREUSE (Note (ii))	–	–	–	–	–	–
KWAN Kai Cheong	0.32	–	–	–	–	0.32
John W STANTON	0.27	–	–	–	–	0.27
Kevin WESTLEY	0.32	–	–	–	–	0.32

	1.94	6.89	12.63	0.75	17.23	39.44

Notes:

(i) Mr Chan Ting Yu, Mrs Chow Woo Mo Fong, Susan and Mr Wong King Fai, Peter were appointed as Directors of the Company on 3 January
2008.

(ii) Mr Michael John O’Connor and Mr Aldo Mareuse resigned as Directors of the Company on 3 January 2008.

	Six months ended 30 June 2009
HK$ millions	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	Total

Name of Director
FOK Kin-ning, Canning	0.19	–	–	–	–	0.19
LUI Dennis Pok Man	0.14	1.96	5.44	0.15	–	7.69
Christopher John FOLL	0.14	1.35	0.81	0.10	1.21	3.61
Frank John SIXT	0.14	–	–	–	–	0.14
CHAN Ting Yu	0.14	1.50	1.54	0.11	–	3.29
CHOW WOO Mo Fong, Susan	0.14	–	–	–	–	0.14
WONG King Fai, Peter (Note (i))	0.09	1.16	2.37	0.08	–	3.70
KWAN Kai Cheong	0.32	–	–	–	–	0.32
John W STANTON	0.27	–	–	–	–	0.27
Kevin WESTLEY	0.32	–	–	–	–	0.32

	1.89	5.97	10.16	0.44	1.21	19.67

Note:

(i) Mr Wong King Fai, Peter resigned as Director of the Company on 8 May 2009.

APPENDIX I	ACCOUNTANT’S REPORT

7.	Staff Costs (continued)

(a)	Directors’ emoluments (continued)

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the year ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2008 and 2009.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest were as follows:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	Number of individual	Number of individual	Number of individual	Number of individual	Number of individual
				(Unaudited)

Directors of the Company	2	2	4	4	3

Non-directors of the Company	3	3	1	1	2

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, was as follows:

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Basic salaries, allowances and benefits-in-kind	9	9	3	2	2
Bonuses	14	21	8	4	9
Provident fund contributions	1	1	1	1	1
Share-based payments	11	33	2	1	8

	35	64	14	8	20

APPENDIX I	ACCOUNTANT’S REPORT

7.	Staff Costs (continued)

(b)	Five highest paid individuals (continued)

The emoluments of the above mentioned individuals, with the highest emoluments fell within the following bands:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	Number of individual	Number of individual	Number of individual	Number of individual	Number of individual
				(Unaudited)

HK$6,000,001 – HK$6,500,000	–	–	–	–	1
HK$7,500,001 – HK$8,000,000	–	–	–	1	–
HK$10,500,001 – HK$11,000,000	2	–	–	–	–
HK$12,500,001 – HK$13,000,000	1	–	–	–	–
HK$13,500,001 – HK$14,000,000	–	–	–	–	1
HK$14,000,001 – HK$14,500,000	–	–	1	–	–
HK$15,500,001 – HK$16,000,000	–	1	–	–	–
HK$21,500,001 – HK$22,000,000	–	1	–	–	–
HK$25,500,001 – HK$26,000,000	–	1	–	–	–

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the Relevant Periods.

8.	Other Operating Expenses

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Cost of services provided	3,413	4,159	4,861	2,333	2,128
General administrative and distribution costs	949	1,111	1,425	1,094	962
Loss on disposal of fixed assets	8	2	17	–	–
Impairment loss on stocks and non-current assets	–	–	17	17	–
Write-off of customer acquisition and retention costs	–	–	–	–	8
Operating leases in respect of
– buildings	402	456	639	289	287
– hire of plant and machinery	3	4	257	2	254
Auditor’s remuneration	43	44	40	35	29
Provision for impairment of trade receivables	75	110	172	85	85
Exchange losses/(gains)	16	(84)	146	(137)	(16)
Others	208	625	604	268	137

	5,117	6,427	8,178	3,986	3,874

APPENDIX I	ACCOUNTANT’S REPORT

9.	Impairment Charge for Thailand Segment

During the year ended 31 December 2007, the Group recognised an impairment charge of HK$3,854 million, in connection with the Group’s investments in its mobile telecommunications business in Thailand. The charge was made based on the results of the impairment test for the Thailand segment as a CGU using the value-in-use model in accordance with IAS 36 “Impairment of Assets”. The Group’s operation in Thailand continued to suffer losses in 2007, but due to further intensification in price competition, together with high levels of penetration, regulations on interconnection and an uncertain political environment, the business environment had severely deteriorated during 2007. The cash flow forecasts for the Thailand segment also indicated that the carrying values of certain non-current assets were not expected to be recoverable from the future operating cash flows of the current business. The Group therefore recognised an impairment charge in respect of network equipment, telecommunications licences and certain non-current assets for the Thailand segment for the year ended 31 December 2007.

The carrying amounts of the non-current assets impaired for Thailand segment were as follows:

HK$ millions	Year ended 31 December 2007

Fixed assets (Note 20)	2,892
Telecommunications licences (Note 22)	947
Non-current assets (Note 23(b))	15

3,854

The recoverable amount of the non-current assets for Thailand segment was determined based on the value-in-use calculation. The calculation used cash flow projection based on the financial budget approved by the management covering a five-year plan up to 2012. The cash flows beyond the five-year period and up to the expiry of the licence in 2015 were extrapolated using the estimated growth rates stated below.

Growth rate	27%
Discount rate	10%

The growth rate was determined based on the past performance and its expectation for market development. The discount rate applied to the cash flows of the Thailand segment was based on the pre-tax discount rate that reflects the specific risk of this segment.

APPENDIX I	ACCOUNTANT’S REPORT

10.	Profit on Disposal of Investments and Others, Net

		Year ended 31 December			Six months ended 30 June
HK$ millions	Note	2006	2007	2008	2008	2009
					(Unaudited)

Negative goodwill on acquisition of transmission business	(a)	45	–	–	–	–
Net (loss)/profit on partial disposal of a subsidiary	(b)	(1)	8	3	1	3
Profit on disposal of base station tower sites	(c)	–	–	1,421	732	167
Profit on disposal of subsidiaries	(d)	–	–	298	–	–
Other income, net	(e)	–	–	731	731	66

		44	8	2,453	1,464	236

(a)	Negative goodwill on acquisition of transmission business

In 2006, Partner Communications Company Ltd (“Partner Communications”), an indirect subsidiary of the Company in Israel, completed the acquisition of the transmission business of Med-1 I.C.1 (1999) Ltd. (“Med-1”) and recorded negative goodwill of HK$45 million (Note 38(b)).

(b)	Net (loss)/profit on partial disposal of a subsidiary

During the year ended 31 December 2006, the Group recorded a loss of approximately HK$1 million on partial disposal of a subsidiary following the exercise of share options held by the option holders of Partner Communications. During the years ended 31 December 2007 and 2008 and the six months ended 30 June 2008 and 2009, the Group recorded a gain as result of the exercise of share options held by the option holders of Partner Communications of HK$8 million, HK$3 million, HK$1 million and HK$3 million respectively.

(c)	Profit on disposal of base station tower sites

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”), a non-wholly owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period.

During the six months ended 30 June 2008, sale of Tranche 1 comprising 1,128 sites was completed whereby the Group recognised a gain of US$94 million (HK$732 million) from the sale.

During the year ended 31 December 2008, sale of Tranche 1 and 2 comprising 2,248 sites was completed whereby the Group recognised a gain of US$182.2 million (HK$1,421 million) from the sale.

APPENDIX I	ACCOUNTANT’S REPORT

10.	Profit on Disposal of Investments and Others, Net (continued)

(c)	Profit on disposal of base station tower sites (continued)

During the six months ended 30 June 2009, the sale of Tranches 3 and 4 comprising 248 sites was completed whereby the Group recognised a gain of US$21.4 million (HK$167 million) from the sale.

Concurrent with completion of the first tranche, HCPT and Protelindo has entered into a Master Lease Agreement pursuant to which HCPT have given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the options to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease.

The leaseback has been accounted for as an operating lease and the Group recognised an operating lease expense of HK$20 million, HK$124 million and HK$128 million during the six months ended 30 June 2008, 2009 and year ended 31 December 2008, respectively.

(d)	Profit on disposal of subsidiaries

In July 2006, Hutchison Global Communications Holdings Limited disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited for a consideration of HK$105 million to a wholly-owned subsidiary of HWL. There was no gain or loss arising from the disposal.

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell all the indirect interests in the Ghana operations for a cash consideration of HK$583.5 million. The transaction was completed on 11 July 2008 and the Group has realised a gain of HK$298 million.

(e)	Other income, net

In 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the income statement for the six months ended 30 June 2008 and year ended 31 December 2008.

During the period ended 30 June 2009, the subsidiary operating in Indonesia was also provided with credit vouchers from a network supplier in compensation for the network outage suffered from the network rollout amounting to US$8.5 million (HK$66 million), which was recognised as other income in the income statement for the six months ended 30 June 2009.

APPENDIX I	ACCOUNTANT’S REPORT

11.	Interest and Other Finance Costs, Net

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Interest income	26	1,586	1,056	624	61

Interest and other finance costs
Bank loans and overdrafts	831	339	24	13	6
Other loans repayable within 5 years	31	61	79	48	8
Other loans not wholly repayable within 5 years	17	–	–	–	–
Obligations under finance lease	1	1	7	–	9
Notes and debentures repayable within 5 years	–	273	374	187	108
Notes and debentures not wholly repayable within 5 years	139	–	–	–	–
Notional non-cash interest accretion (Note)	207	269	310	182	118
Guarantee and other finance fees	149	45	58	65	46
Net exchange (gain)/loss on borrowings	(203)	(555)	285	(153)	156

	1,172	433	1,137	342	451
Less: interest capitalised	(126)	(112)	(4)	(2)	(1)

	1,046	321	1,133	340	450

Fair value loss/(gain) on derivative instruments:
Currency swap and forward contracts	265	620	22	121	(19)
Other derivatives	45	(35)	(40)	(49)	(29)

	1,356	906	1,115	412	402

Interest and other finance costs, net	1,330	(680)	59	(212)	341

Capitalisation rate applied to funds borrowed for the funding of assets	6.35% to 7.49%	6.33% to 7.36%	3.80% to 6.98%	3.90% to 6.98%	2.44% to 6.10%

Note:

Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in the statement of financial position such as licence fees liabilities and assets retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

APPENDIX I	ACCOUNTANT’S REPORT

12.	Taxation

	Year ended 31 December 2006			Year ended 31 December 2007			Year ended 31 December 2008
HK$ millions	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total

Hong Kong	(3)	–	(3)	(3)	–	(3)	(8)	–	(8)
Outside Hong Kong	599	44	643	686	(522)	164	1,024	(216)	808

	596	44	640	683	(522)	161	1,016	(216)	800

		(Unaudited)
	Six months ended 30 June 2008			Six months ended 30 June 2009
HK$ millions	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total

Hong Kong	–	–	–	–	–	–
Outside Hong Kong	483	(96)	387	344	35	379

	483	(96)	387	344	35	379

Hong Kong profits tax has been provided for at the rate of 17.5%, 17.5%, and 16.5% for the years ended 31 December 2006, 2007 and 2008, respectively on the estimated assessable profits less available tax losses. In 2008, the Government of the Hong Kong Special Administrative Region enacted a change in the profits tax rate from 17.5% to 16.5% for the fiscal year 2008/2009. No Hong Kong tax has been provided for the six months ended 30 June 2008 and 2009. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the Relevant Periods were as follows:

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Tax calculated at the domestic rates applicable to profits in the country concerned	36	(1,129)	727	477	93
Income not subject to taxation	(25)	(9)	(117)	(2)	(2)
Expenses not deductible for taxation purposes	37	307	28	42	104
Temporary differences not recognised	4	356	(216)	(261)	(75)
Utilisation of previously unrecognised tax losses	–	–	–	(47)	–
Recognition of previously unrecognised tax losses	–	–	(32)	–	(55)
Under/(over) provision in prior years	14	(52)	(4)	–	1
Tax losses not recognised	574	688	337	142	303
Withholding tax	–	–	77	36	10

Total taxation charge	640	161	800	387	379

The change in average applicable tax rate is mainly caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

APPENDIX I	ACCOUNTANT’S REPORT

13.	Profit from Discontinued Operations

(a)	Disposal of CGP Investments (Holdings) Limited (“CGP”)

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP, a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (“Hutchison Essar”) (now known as Vodafone Essar Limited) and its subsidiaries to Vodafone International Holdings B.V. (“Vodafone”), a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion). Accordingly, the results pertaining to the Indian mobile telecommunications were presented as “Discontinued Operations” in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The presentation of comparative information for the year ended 31 December 2006 conformed to the requirements of IFRS 5. On 8 May 2007, the Company completed the transaction and recognised a disposal gain of approximately HK$69,343 million. Profit pertaining to the Indian mobile telecommunications operation for the period ended 8 May 2007 was HK$1,159 million and as a result, profit from discontinued operations of HK$70,502 million was recorded for the year ended 31 December 2007.

(b)	Spin-off of HTHKH

On 4 March 2009, the Board of Directors of the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie (“the Distribution”) of the entire share capital of HTHKH, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and HWL; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries (“HTHKH Group”) operate mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong.

On 7 May 2009, the Company has made the Distribution of HK$10,234 million (Note 14), which is equivalent to the net asset value of HTHKH Group on that date, in the form of distribution in specie of the 4,814,346,208 ordinary shares of HK$0.25 each (“HTHKH Shares”), representing the entire share capital of HTHKH. The distribution was made to the shareholders on the register of members on 30 April 2009 on the basis of one HTHKH Share for every one ordinary share of the Company of HK$0.25 each in the capital of the Company. The HTHKH Shares were listed on the Main Board of the SEHK on 8 May 2009.

Following the Distribution and the listing of HTHKH Shares on the Main Board of the SEHK, HTHKH Group ceased to be subsidiaries of the Group and the results of HTHKH Group up to 7 May 2009 were presented as “Discontinued Operations” in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in these Financial Information for the years ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2008 and 2009.

APPENDIX I	ACCOUNTANT’S REPORT

13.	Profit from Discontinued Operations (continued)

(c)	Analysis of Discontinued Operations

The analysis of the results of discontinued operations and the profit on disposal of discontinued operations, was as follows:

	Year ended 31 December							Six months ended 30 June
HK$ millions	2006			2007			2008	2008	2009
								(Unaudited)
	CGP	HTHKH	Total	CGP	HTHKH	Total	HTHKH	HTHKH	HTHKH

Turnover	15,455	6,856	22,311	6,989	7,238	14,227	8,104	3,769	2,730
Cost of inventories sold	(141)	(549)	(690)	(60)	(525)	(585)	(740)	(162)	(181)
Staff costs	(769)	(496)	(1,265)	(455)	(480)	(935)	(488)	(233)	(162)
Depreciation and amortisation	(1,272)	(1,729)	(3,001)	(187)	(1,798)	(1,985)	(1,995)	(972)	(671)
Other operating expenses	(9,645)	(3,568)	(13,213)	(4,161)	(3,755)	(7,916)	(4,113)	(1,980)	(1,450)

Operating profit	3,628	514	4,142	2,126	680	2,806	768	422	266
Interest income	55	40	95	19	33	52	18	8	–
Interest and other finance costs	(1,111)	(296)	(1,407)	(625)	(429)	(1,054)	(215)	(104)	(42)
Share of results of jointly-controlled entities	–	–	–	–	–	–	(11)	–	(5)
Share of results of associate	–	(1)	(1)	–	–	–	–	–	–

Profit before taxation	2,572	257	2,829	1,520	284	1,804	560	326	219
Taxation	(173)	(13)	(186)	(361)	(30)	(391)	(74)	(47)	(23)

Profit of discontinued operations	2,399	244	2,643	1,159	254	1,413	486	279	196
Profit on disposal of discontinued operations	–	–	–	69,343	–	69,343	–	–	–

Profit from discontinued operations	2,399	244	2,643	70,502	254	70,756	486	279	196

Attributable to:
Equity holders of the Company	1,392	298	1,690	70,031	230	70,261	441	253	175
Minority interest	1,007	(54)	953	471	24	495	45	26	21

	2,399	244	2,643	70,502	254	70,756	486	279	196

APPENDIX I	ACCOUNTANT’S REPORT

14.	Dividends

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Special cash dividend	–	32,234	33,700	–	–
Interim dividend in specie	–	–	–	–	10,234

	–	32,234	33,700	–	10,234

(a)	The Company did not declare any dividend for the year ended 31 December 2006.

(b)

During the year ended 31 December 2007, the Company declared and paid a special cash dividend of HK$6.75 per share, or approximately HK$32,234 million in aggregate, which was paid out of the proceeds from the disposal of CGP (Note 13(a)).

(c)	During the year ended 31 December 2008, the Company declared and paid a special cash dividend of HK$7 per share, or approximately HK$33,700 million in aggregate.

(d)	The Company did not declare any dividend for the six months ended 30 June 2008.

(e)

During the six months ended 30 June 2009, the Company declared and paid an interim dividend in specie of one HTHKH Share per one ordinary share of the Company, or approximately HK$10,234 million in aggregate (Note 13(b)).

APPENDIX I	ACCOUNTANT’S REPORT

15.	Earnings/(Loss) per Share

Basic

Basic earnings/(loss) per share for the years ended 31 December 2006, 2007 and 2008, and six months ended 30 June 2008 and 2009 is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year/period.

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
				(Unaudited)

Weighted average number of shares in issue	4,754,324,568	4,775,095,834	4,794,472,939	4,784,413,333	4,814,346,208

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,489)	(3,377)	1,442	912	(460)

Basic (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.31)	(0.71)	0.30	0.19	(0.10)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,690	70,261	441	253	175

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.35	14.72	0.09	0.05	0.04

Profit/(Loss) attributable to equity holders of the Company (HK$ millions)	201	66,884	1,883	1,165	(285)

Basic earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01	0.39	0.24	(0.06)

APPENDIX I	ACCOUNTANT’S REPORT

15.	Earnings/(Loss) per Share (continued)

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
				(Unaudited)

Weighted average number of shares in issue	4,754,324,568	4,775,095,834	4,794,472,939	4,784,413,333	4,814,346,208
Adjustment for share options (Note (i))	–	–	16,586,871	24,666,453	–

Weighted average number of shares for the purpose of diluted earnings per share	4,754,324,568	4,775,095,834	4,811,059,810	4,809,079,786	4,814,346,208

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,489)	(3,377)	1,442	912	(460)
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions) (Note (ii))	–	–	(8)	–	(2)

(Loss)/Profit from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings per share from continuing operations (HK$ millions)	(1,489)	(3,377)	1,434	912	(462)

Diluted (Loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.31)	(0.71)	0.30	0.19	(0.10)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,690	70,261	441	253	175

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.35	14.72	0.09	0.05	0.04

APPENDIX I	ACCOUNTANT’S REPORT

15.	Earnings/(Loss) per Share (continued)

Diluted (continued)

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
				(Unaudited)
Profit/(Loss) attributable to equity holders of the Company (HK$ millions)	201	66,884	1,883	1,165	(285)
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions) (Note (ii))	–	–	(8)	–	(2)

Profit/(Loss) attributable to equity holders of the Company for the purpose of diluted earnings per share (HK$ millions)	201	66,884	1,875	1,165	(287)

Diluted earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01	0.39	0.24	(0.06)

Notes:

(i)

The Group had incurred a loss from continuing operations for the years ended 31 December 2006 and 2007, the conversion of potential ordinary shares arising from the share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations. Accordingly, the weighted average number of share was not adjusted to compute the diluted earnings per share. For the six months ended 30 June 2009, the outstanding share options granted by the Company has no dilutive effect on the loss per share.

(ii)

The adjustment for dilutive impact on earnings per share for the year ended 31 December 2008 and loss per share for the six months ended 30 June 2009 arose from the employee stock options of Partner Communications outstanding as at the respective financial position date. Other than the Company itself, Partner Communications is the only Company within the Group which has employee stock option plans.

16.	Cash and Cash Equivalents

				As at 30 June
	As at 31 December
HK$ millions	2006	2007	2008	2009

Cash at bank and on hand	1,104	1,211	509	673
Short-term bank deposits	944	35,400	2,016	69

	2,048	36,611	2,525	742

APPENDIX I	ACCOUNTANT’S REPORT

17.	Trade and Other Receivables

					As at 30 June
		As at 31 December
HK$ millions	Note	2006	2007	2008	2009

Trade receivables		4,472	3,716	4,136	3,268
Less: Provision for impairment of trade receivables		(909)	(575)	(728)	(623)

Trade receivables, net of provision	(a)	3,563	3,141	3,408	2,645
Other receivables and prepayments	(b)	6,477	1,010	1,664	1,802
Held-to-maturity debt securities	(c)	–	551	–	–
Receivables from related companies (Note 36(c))		50	–	–	–

		10,090	4,702	5,072	4,447

(a)	Trade receivables, net of provision

				As at 30 June
	As at 31 December
HK$ millions	2006	2007	2008	2009

The ageing analysis of the trade receivables, net of provision for impairment of trade receivables is as follows:
Current	2,212	1,506	1,969	1,410
31 – 60 days	648	655	615	599
61 – 90 days	173	151	187	108
Over 90 days	530	829	637	528

	3,563	3,141	3,408	2,645

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

As at 31 December 2006, 2007 and 2008 and 30 June 2009, trade receivables of HK$1,186 million, HK$652 million, HK$858 million and HK$482 million respectively were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

				As at 30 June
	As at 31 December
HK$ millions	2006	2007	2008	2009

The ageing analysis of trade receivables which were past due but not impaired is as follows:
Past due 0 – 30 days	462	279	227	67
Past due 31 – 60 days	314	205	248	135
Past due 61 – 90 days	120	73	133	43
Past due over 90 days	290	95	250	237

	1,186	652	858	482

APPENDIX I	ACCOUNTANT’S REPORT

17.	Trade and Other Receivables (continued)

(a)	Trade receivables, net of provision (continued)

As at 31 December 2006, 2007 and 2008 and 30 June 2009, trade receivables of HK$909 million, HK$575 million, HK$728 million and HK$623 million, respectively were impaired and provision for impairment has been fully provided for in the Financial Information. The ageing of these trade receivables is as follows:

				As at 30 June
	As at 31 December
HK$ millions	2006	2007	2008	2009

The ageing analysis of trade receivables which are impaired is as follows:
Not due	19	38	30	41
Past due 0 – 30 days	12	14	22	15
Past due 31 – 60 days	33	56	82	51
Past due 61 – 90 days	18	25	33	17
Past due over 90 days	827	442	561	499

	909	575	728	623

Movement of provision for impairment of trade receivables is as follows:

				As at 30 June
	As at 31 December
HK$ millions	2006	2007	2008	2009

Beginning of year/period	822	909	575	728
Relating to subsidiaries acquired	54	–	–	–
Relating to subsidiaries disposed of	(33)	(284)	–	(191)
Increase in provision recognised in income statement
– continuing operations	75	110	172	85
– discontinued operations	232	207	162	26
Amounts recovered in respect of brought forward balance
– discontinued operations	(268)	(79)	(73)	–
Write-off during the year/period	(26)	(338)	(107)	(7)
Exchange translation differences	53	50	(1)	(18)

End of year/period	909	575	728	623

The creation and release of provision for impaired receivables have been included in other operating expenses in the income statement (Note 8). Amount charged to the provision account is generally written off when there is no expectation of recovering additional cash.

APPENDIX I	ACCOUNTANT’S REPORT

17.	Trade and Other Receivables (continued)

(b)	Other receivables and prepayments

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Consideration paid in advance for the acquisition of BPL Mobile Communications Limited (“BPMCL”) (Note (i))	2,820	–	–	–
Others (Note (ii))	3,657	1,010	1,664	1,802

	6,477	1,010	1,664	1,802

Notes:

(i)	The consideration paid in advance by Hutchison Essar for the acquisition of BPMCL was effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.

(ii)

Others comprised, inter alia utilities and sundry deposits, prepaid expenses and prepayments to suppliers. The carrying value of other receivables approximates to their fair value. The other receivables and prepayments do not contain impaired assets. The maximum exposure to credit risk is the fair value of each class of financial assets mentioned above. The Group does not hold any collateral as security.

(c)	Held-to-maturity debt securities

The held-to-maturity debt securities as at 31 December 2007 represented investment in corporate and other bonds which were restricted to be used for repayment of the amounts due under the defeased finance lease arrangement. The security was retired during 2008 when the defeased finance lease arrangement was repaid.

18.	Derivative Financial Assets and Liabilities

(a)	Derivative financial assets

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Not qualified for hedge
Currency swaps	13	–	–	–
Forward foreign exchange contracts	10	7	39	5
Other derivatives	–	18	9	22

	23	25	48	27

(b)	Derivative financial liabilities

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Not qualified for hedge
Currency swaps	145	22	12	8
Forward foreign exchange contracts	8	97	2	30
Other derivatives	32	–	13	3

	185	119	27	41

APPENDIX I	ACCOUNTANT’S REPORT

18.	Derivative Financial Assets and Liabilities (continued)

As at 31 December 2006, the Group had outstanding currency swaps and forward foreign exchange contracts with total notional amount of JPY101,676 million with banks to swap Japanese Yen borrowings of JPY101,676 million or HK$6,578 million. These arrangements were closed out during 2007.

As at 31 December 2007, the Group had outstanding forward foreign exchange contracts with total notional amount of US$1,095 million with banks to swap US dollar loans to subsidiaries of US$1,095 million or HK$8,539 million into Thai Baht borrowings to match currency exposure of its Thailand operation. On 1 January 2008, these forward foreign exchange contracts were designated as cash flow hedges of the foreign exchange risk in the Group’s Thailand operation and were subsequently closed out during 2008.

As at 31 December 2006, 2007 and 2008 and 30 June 2009, the Group had outstanding currency swaps with total notional amount of US$17 million, US$12 million, US$8 million and US$5 million, respectively, with banks to swap US dollar borrowings of US$17 million or HK$131 million, US$12 million or HK$97 million, US$8 million or HK$59 million and US$5 million or HK$39 million, respectively, into Thai Baht borrowings to match currency exposure of the underlying business.

Including all of the above, as at 31 December 2006, 2007 and 2008 and 30 June 2009, the Group had outstanding currency swaps and forward foreign exchange contracts with total notional amount of US$100 million and JPY114,622 million, US$1,200 million, US$108 million and EURO6 million and US$110 million, respectively.

In addition, the Group has entered into derivative transactions, which were classified as other derivatives, in order to protect itself against increases in the CPI in respect of CPI-linked notes issued by a subsidiary in Israel. The notional amount of the outstanding other derivatives as at 31 December 2006, 2007 and 2008 and 30 June 2009 were NIS1,100 million, NIS1,000 million, NIS800 million and NIS880 million, respectively.

The derivative financial assets and liabilities mentioned above are classified as financial assets and liabilities at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative financial assets in the statement of financial position.

19.	Assets Held for Sale

Assets held for sale comprised the following:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Assets held for sale
Fixed assets	–	–	174	–

In 2008, the Group’s Vietnamese operation received approval from The People’s Committee of Hanoi City to switch its operating spectrum from CDMA to GSM. While some equipment with modifications can be used in the new network, due to the difference in technology, certain equipment could not be re-used and therefore would not be used for the entire useful life that had initially been estimated. As such, a review of the useful life of such CDMA equipment was conducted and accelerated depreciation expense of US$19.5 million (equivalent to HK$152 million) was recorded during the year ended 31 December 2008 (Note 20) for the CDMA equipment.

In August 2008, the Group has entered into agreements to sell these assets. The consideration was in the form of US$12.8 million cash receivable and credit notes receivable to be used as credit towards future purchases of GSM equipment. As at 31 December 2008, the fair value of the CDMA equipment pending for removal in 2009 was US$22.3 million (equivalent to HK$174 million), which has been classified as non-current assets held for sale.

During the six months ended 30 June 2009, these assets were disposed of at their carrying value.

APPENDIX I	ACCOUNTANT’S REPORT

20.	Fixed Assets

The movement of fixed assets for the years/period ended 31 December 2006, 2007 and 2008 and 30 June 2009 are as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total

Cost
At 1 January 2006	210	34,360	1,300	6,315	42,185
Additions
– continuing operations	–	710	384	259	1,353
– discontinued operations	–	639	7,062	65	7,766
Disposals	–	(166)	(1)	(171)	(338)
Relating to subsidiaries acquired (Note 31(a))	44	526	303	33	906
Relating to transmission business acquired (Note 31(b))	–	137	–	–	137
Relating to subsidiaries disposed of (Note 31(c))	(44)	–	–	(61)	(105)
Transfer to other assets	–	(20)	2	(8)	(26)
Transfer between categories	17	6,173	(6,500)	310	–
Exchange translation differences	3	1,180	200	308	1,691

At 31 December 2006	230	43,539	2,750	7,050	53,569

Accumulated depreciation and impairment losses
At 1 January 2006	49	13,663	–	3,882	17,594
Charge for the year
– continuing operations	1	952	–	448	1,401
– discontinued operations	8	1,747	–	483	2,238
Impairment loss for the year
– discontinued operations	–	16	–	–	16
Disposals	–	(151)	–	(138)	(289)
Relating to subsidiaries disposed of (Note 31(c))	(6)	–	–	(52)	(58)
Transfer to other assets	–	(3)	–	(5)	(8)
Exchange translation differences	1	529	–	183	713

As at 31 December 2006	53	16,753	–	4,801	21,607

Net book value
As at 31 December 2006	177	26,786	2,750	2,249	31,962

APPENDIX I	ACCOUNTANT’S REPORT

20.	Fixed Assets (continued)

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total

Cost
As at 1 January 2007	230	43,539	2,750	7,050	53,569
Additions
– continuing operations	–	2,891	547	378	3,816
– discontinued operations	–	553	3,614	101	4,268
Disposals	(11)	(103)	(1)	(43)	(158)
Relating to subsidiaries disposed of (Note 31(c))	(157)	(20,130)	(2,390)	(1,655)	(24,332)
Transfer between categories	10	3,569	(4,168)	589	–
Exchange translation differences	13	2,292	338	348	2,991

As at 31 December 2007	85	32,611	690	6,768	40,154

Accumulated depreciation and impairment losses
As at 1 January 2007	53	16,753	–	4,801	21,607
Charge for the year
– continuing operations	1	1,034	–	574	1,609
– discontinued operations	3	1,108	–	239	1,350
Impairment loss for the year
– continuing operations	–	2,681	–	211	2,892
Disposals	(4)	(58)	–	(38)	(100)
Relating to subsidiaries disposed of (Note 31(c))	(31)	(4,177)	–	(925)	(5,133)
Transfer between categories	–	2	–	(2)	–
Exchange translation differences	4	747	–	228	979

As at 31 December 2007	26	18,090	–	5,088	23,204

Net book value
As at 31 December 2007	59	14,521	690	1,680	16,950

APPENDIX I	ACCOUNTANT’S REPORT

20.	Fixed Assets (continued)

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total

Cost
As at 1 January 2008	85	32,611	690	6,768	40,154
Additions
– continuing operations	–	2,594	216	404	3,214
– discontinued operations	–	692	282	95	1,069
Disposals	–	(1,480)	(22)	(32)	(1,534)
Relating to subsidiaries disposed of (Note 31(c))	–	(142)	(3)	(50)	(195)
Transfer between categories	–	280	(331)	51	–
Transfer to other assets	–	(17)	–	–	(17)
Transfer to assets held for sale	–	(323)	(30)	–	(353)
Exchange translation differences	(1)	41	38	(30)	48

As at 31 December 2008	84	34,256	840	7,206	42,386

Accumulated depreciation and impairment losses
As at 1 January 2008	26	18,090	–	5,088	23,204
Charge for the year
– continuing operations	–	1,281	–	411	1,692
– discontinued operations	2	1,017	–	212	1,231
Disposals	–	(636)	–	(31)	(667)
Relating to subsidiaries disposed of (Note 31(c))	–	(62)	–	(11)	(73)
Transfer between categories	–	45	–	(45)	–
Transfer to assets held for sale	–	(179)	–	–	(179)
Exchange translation differences	(1)	(14)	–	(23)	(38)

As at 31 December 2008	27	19,542	–	5,601	25,170

Net book value
As at 31 December 2008	57	14,714	840	1,605	17,216

During the year ended 31 December 2008, the Group recognised total additional depreciation of HK$329 million that comprised accelerated depreciation for CDMA equipment not convertible to GSM of HK$152 million (Note 19) and their related capitalised expenses of HK$15 million respectively; and an amount of HK$162 million resulting from replacement of existing 3G network equipment with a third party vendor over a period of three years by Partner Communications.

APPENDIX I	ACCOUNTANT’S REPORT

20.	Fixed Assets (continued)

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total

Cost
As at 1 January 2009	84	34,256	840	7,206	42,386
Additions
– continuing operations	–	2,042	60	296	2,398
– discontinued operations	–	144	102	19	265
Disposals	–	(2,144)	(2)	(18)	(2,164)
Relating to subsidiaries disposed of (Note 31(c))	(68)	(16,195)	(366)	(2,740)	(19,369)
Transfer between categories	–	215	(323)	108	–
Exchange translation differences	–	(113)	(12)	(69)	(194)

As at 30 June 2009	16	18,205	299	4,802	23,322

Accumulated depreciation and impairment losses
As at 1 January 2009	27	19,542	–	5,601	25,170
Charge for the period
– continuing operations	–	306	–	152	458
– discontinued operations	1	334	–	50	385
Disposals	–	(2,055)	–	(18)	(2,073)
Relating to subsidiaries disposed of (Note 31(c))	(20)	(7,445)	–	(2,459)	(9,924)
Exchange translation differences	–	(251)	–	(56)	(307)

As at 30 June 2009	8	10,431	–	3,270	13,709

Net book value
As at 30 June 2009	8	7,774	299	1,532	9,613

During the six months ended 30 June 2009, a subsidiary of the Company conducted a review to reassess the useful lives of its telecommunications and network equipment, based on the experience from the Group’s operational management on assets for similar use. The reassessment resulted in the lengthening of the estimated useful lives of certain telecommunications and network equipment from the range of 5 – 10 years to 10 – 25 years in consideration of the expected usage, expected physical wear and tear and the care and maintenance of the respective assets. The Group considered this to be a change in accounting estimate and therefore accounted for the change prospectively from 1 January 2009. As a result of this change in accounting estimate, the depreciation for these assets has decreased by HK$157 million for the six months ended 30 June 2009.

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

APPENDIX I	ACCOUNTANT’S REPORT

20.	Fixed Assets (continued)

Analysis of the net book value of buildings is as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Net book value of buildings comprises:
Hong Kong
Long leasehold (not less than 50 years)	1	1	1	–
Medium leasehold (less than 50 years but not less than 10 years)	52	50	48	–
Outside Hong Kong
Freehold	77	8	8	8
Long leasehold	18	–	–	–
Medium leasehold	–	–	–	–
Short leasehold (less than 10 years)	29	–	–	–

	177	59	57	8

The fixed assets of the Group held under finance lease arrangements are as follows:

	As at and for the year ended 31 December			As at and for the six months ended 30 June
HK$ millions	2006	2007	2008	2009

(i) Telecommunications and network equipment held under finance leases
Cost	3,252	3,222	–	257
Accumulated depreciation and impairment losses	(2,772)	(2,891)	–	(8)

Net book value	480	331	–	249

Depreciation during the year/period	132	126	126	7

Impairment loss during the year/period	–	–	–	–

(ii) Other assets held under finance leases
Cost	58	45	48	46
Accumulated depreciation and impairment losses	(9)	(16)	(26)	(31)

Net book value	49	29	22	15

Depreciation during the year/period	5	9	10	6

Impairment loss during the year/period	–	–	–	–

APPENDIX I	ACCOUNTANT’S REPORT

21.	Goodwill

		As at and for the year ended 31 December			As at and for the six months ended 30 June
HK$ millions	Note	2006	2007	2008	2009

Gross carrying amount and net book value at beginning of year/period		9,688	19,571	6,070	6,815
Relating to acquisition of additional equity interests in subsidiaries	(a)	4,736	–	983	143
Relating to subsidiaries acquired (Note 31(a))		4,681	–	–	–
Relating to a subsidiary partially disposed of		(12)	(17)	(4)	(3)
Relating to subsidiaries disposed of (Note 31(c))		–	(14,835)	(79)	(4,515)
Exchange translation differences		478	1,351	(155)	33

Gross carrying amount and net book value at end of year/period		19,571	6,070	6,815	2,473

Accumulated impairment losses at beginning and end of year/period		–	–	–	–

Note:

(a)	Goodwill relating to acquisition of additional equity interests in subsidiaries recorded for the year ended 31 December 2006 comprised the following:

In March 2006, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”) in light of changes in the rules governing foreign direct investment in telecommunications operators in India. Following the Reorganisation, the Group recorded goodwill of HK$1,716 million.

In June 2006, the Group entered into an agreement to acquire an interest in IndusInd Telecom Network Limited (subsequently renamed to Omega Telecom Holdings Private Limited), which at then held 5.11% in Hutchison Essar, for a total consideration of US$450 million (approximately HK$3,493 million). The Group recorded goodwill of HK$3,020 million.

As a result of the foregoing, the Group recorded goodwill of HK$4,736 million relating to the acquisition of additional attributable equity interests in subsidiaries for the year ended 31 December 2006.

APPENDIX I	ACCOUNTANT’S REPORT

21.	Goodwill (continued)

Impairment test for goodwill

Goodwill is allocated to the Group’s CGUs identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Hong Kong and Macau
Mobile telecommunications	1,465	1,465	2,130	–
Fixed-line telecommunications	2,385	2,385	2,385	–

	3,850	3,850	4,515	–
India	13,507	–	–	–
Israel	945	988	1,305	1,245
Indonesia	1,015	980	826	1,059
Multiple units without significant goodwill	254	252	169	169

	19,571	6,070	6,815	2,473

The recoverable amount of a CGU was determined based on value-in-use calculations. These calculations used cash flow projections based on financial budgets approved by management covering a five-year period to 2013.

Key assumptions used for value-in-use calculations are:

(i)

Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) has been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

(ii)	A long-term growth rate was used to extrapolate cash flows beyond the budget period to determine the terminal value of the Group’s respective CGUs.

(iii)

The discount rate applied to cash flows of the Group’s respective CGUs was based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The pre-tax discount rates applied in the value-in-use calculation were as follows:

	As at 31 December			As at 30 June
	2006	2007	2008	2009

Discount rates applied	5% – 8%	9.5% – 12.8%	7.4% – 14.5%	10% – 14.55%

The discount rates were adjusted to reflect the risk profile equivalent to those that the Group expects to derive from the assets.

In accordance with the Group’s accounting policy on asset impairment (Note 2(n)), the carrying values of goodwill were tested for impairment as at 31 December 2006, 2007 and 2008 and 30 June 2009 respectively. Note 3(a)(iii) contains information about the estimates, assumptions and judgments relating to goodwill impairment tests. The results of the tests undertaken as at 31 December 2006, 2007 and 2008 and 30 June 2009 indicated no impairment charge was necessary.

APPENDIX I	ACCOUNTANT’S REPORT

22.	Other Intangible Assets

HK$ millions	Telecom- munications licences	Customer acquisition and retention costs	Brand name	Customer base	Total

As at 1 January 2006
Cost	7,961	851	682	3,157	12,651
Accumulated amortisation	(2,625)	(550)	(30)	(264)	(3,469)

Net book value	5,336	301	652	2,893	9,182

Year ended 31 December 2006
Opening net book value	5,336	301	652	2,893	9,182
Additions
– continuing operations	1,342	–	–	–	1,342
– discontinued operations	9	485	–	–	494
Write-off during the year
– discontinued operations	(14)	(26)	–	–	(40)
Relating to subsidiaries acquired (Note 31(a))	264	–	3	105	372
Relating to transmission business acquired (Note 31(b))	–	–	–	48	48
Amortisation for the year
– continuing operations	(264)	–	(41)	(367)	(672)
– discontinued operations	(194)	(394)	(3)	(61)	(652)
Exchange translation differences	353	–	63	270	686

Closing net book value	6,832	366	674	2,888	10,760

As at 1 January 2007
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

Year ended 31 December 2007
Opening net book value	6,832	366	674	2,888	10,760
Additions
– continuing operations	80	–	–	–	80
– discontinued operations	48	602	–	–	650
Write-off during the year
– discontinued operations	–	(44)	–	–	(44)
Relating to subsidiaries disposed of (Note 31(c))	(1,829)	–	–	(40)	(1,869)
Amortisation for the year
– continuing operations	(367)	–	(45)	(404)	(816)
– discontinued operations	(66)	(424)	–	(7)	(497)
Impairment for the year	(947)	–	–	–	(947)
Exchange translation differences	289	–	40	172	501

Closing net book value	4,040	500	669	2,609	7,818

APPENDIX I	ACCOUNTANT’S REPORT

22.	Other Intangible Assets (continued)

HK$ millions	Telecom- munications licences	Customer acquisition and retention costs	Brand name	Customer base	Total

As at 1 January 2008
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortisation	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

Year ended 31 December 2008
Opening net book value	4,040	500	669	2,609	7,818
Additions
– discontinued operations	–	865	–	–	865
Write-off during the year
– discontinued operations	–	(11)	–	–	(11)
Relating to subsidiaries disposed of (Note 31(c))	(62)	–	–	–	(62)
Amortisation for the year
– continuing operations	(328)	–	(52)	(463)	(843)
– discontinued operations	(49)	(597)	–	–	(646)
Exchange translation differences	(109)	–	27	121	39

Closing net book value	3,492	757	644	2,267	7,160

As at 1 January 2009
Cost	7,623	1,735	826	3,885	14,069
Accumulated amortisation	(4,131)	(978)	(182)	(1,618)	(6,909)

Net book value	3,492	757	644	2,267	7,160

Six months ended 30 June 2009
Opening net book value	3,492	757	644	2,267	7,160
Additions
– continuing operations	–	213	–	–	213
– discontinued operations	–	233	–	–	233
Write off during the period
– continuing operations	–	(8)	–	–	(8)
Relating to subsidiaries disposed of (Note 31(c))	(361)	(758)	–	–	(1,119)
Amortisation for the period
– continuing operations	(132)	(38)	(23)	(203)	(396)
– discontinued operations	(16)	(232)	–	–	(248)
Exchange translation differences	(36)	–	(29)	(105)	(170)

Closing net book value	2,947	167	592	1,959	5,665

At 30 June 2009
Cost	6,916	205	790	3,715	11,626
Accumulated amortisation	(3,969)	(38)	(198)	(1,756)	(5,961)

Net book value	2,947	167	592	1,959	5,665

APPENDIX I	ACCOUNTANT’S REPORT

23.	Other Non-current Assets

		As at 31 December			As at 30 June
HK$ millions	Note	2006	2007	2008	2009

Prepaid capacity and maintenance	(a)	1,425	1,225	1,197	–
Other receivables and prepayments	(b)	1,285	1,657	2,647	2,550
Held-to-maturity debt securities	(c)	551	–	–	–
Long-term deposits	(d)	451	452	–	–
Pension assets (Note 34(a))		–	20	–	–
Loan to a related company (Note 36(c))		117	–	–	–

		3,829	3,354	3,844	2,550

The maximum exposure to credit risk at the reporting date is the carrying value of each class of the non-current assets mentioned above. These non-current assets contain no impaired assets except for the impairment charge of HK$15 million made in 2007 (Note 23(b)).

(a)	The movement of prepaid capacity and maintenance is as follows:

	As at and for the year ended 31 December			As at and for the six months ended 30 June
HK$ millions	2006	2007	2008	2009

Net book value at beginning of year/period	1,344	1,425	1,225	1,197
Additions – discontinued operations	181	83	80	6
Amortisation for the year/period – discontinued operations	(100)	(128)	(108)	(35)
Relating to subsidiaries disposed of	–	(167)	–	(1,168)
Exchange translation differences	–	12	–	–

Net book value at end of year/period	1,425	1,225	1,197	–

(b)

Other receivables and prepayments were carried at amortised cost. The carrying amount of other receivables were based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, as at 31 December 2006, 2007 and 2008 and 30 June 2009 ranging from 1.19% to 7.38% per annum, 4.24% to 7.50% per annum, 2.70% to 8.65% per annum, and 2.07% to 5.45% per annum, respectively.

In 2007, an impairment charge of HK$15 million was made against unrecoverable amounts recorded in the Thailand segment (Note 9).

(c)

As at 31 December 2006, the held-to-maturity debt securities, representing investment in corporate and other bonds, were carried at amortised cost. The corporate and other bonds, and interest thereon, were restricted to be used for repayment of amounts due under the defeased finance lease arrangement. The fair value, determined based on the quoted market price, amounted to approximately HK$693 million. The coupon rate of the corporate and other bonds was zero to 7% per annum.

As at 31 December 2007, this investment in corporate and other bonds has been reclassified to current assets and included in trade and other receivables (Note 17(c)) to match with the maturity profile of the defeased finance lease arrangement which was fully settled in 2008.

APPENDIX I	ACCOUNTANT’S REPORT

23.	Other Non-current Assets (continued)

(d)

Long-term deposits were carried at amortised costs, which approximate to their fair value as the deposits carry floating interest rates. The effective interest rate on long-term deposits as at 31 December 2006 was 4.1% per annum while 2007 was 4.3% per annum.

As at 31 December 2006, the long-term deposits comprised deposits pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease and certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. The deposits were released during 2008.

24.	Interests in Jointly-controlled Entities

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Investments	–	–	99	–
Share of undistributed post acquisition reserves	–	–	(11)	–

	–	–	88	–

The Group’s share of assets and liabilities, results and capital commitments of the jointly-controlled entities were as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Non-current assets	–	–	9	–
Current assets	–	–	89	–
Current liabilities	–	–	(87)	–
Non-current liabilities	–	–	(22)	–

Net liabilities	–	–	(11)	–

Revenue	–	–	3	–
Expenses	–	–	(14)	–

Loss before and after taxation	–	–	(11)	–

Capital commitments	–	–	4	–

As at 31 December 2008, there were no contingent liabilities related to the Group’s interests in the jointly-controlled entities and no contingent liabilities of the jointly-controlled entities themselves. During the six months ended 30 June 2009, these jointly-controlled entities had been disposed of (Note 31(c)).

APPENDIX I	ACCOUNTANT’S REPORT

25.	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

		As at 31 December			As at 30 June
HK$ millions		2006	2007	2008	2009

Deferred tax assets		997	376	368	–
Deferred tax liabilities		(1,075)	(584)	(457)	(397)

Net deferred tax liabilities		(78)	(208)	(89)	(397)

The gross movement of the deferred tax (liabilities)/assets was as follows:

HK$ millions	Accelerated depreciation allowance	Tax losses	Fair value adjustments arising from business combination	Other temporary differences	Total

As at 1 January 2006	(635)	1,454	(937)	73	(45)
Net (charge)/credit for the year
– continuing operations (Note 12)	(1,372)	1,191	134	3	(44)
– discontinued operations	(47)	128	–	33	114
Relating to transmission business acquired (Note 31(b))	–	–	(16)	–	(16)
Relating to subsidiaries disposed of (Note 31(c))	3	(3)	–	–	–
Exchange translation differences	7	5	(94)	(5)	(87)

As at 31 December 2006	(2,044)	2,775	(913)	104	(78)

As at 1 January 2007	(2,044)	2,775	(913)	104	(78)
Net credit/(charge) for the year
– continuing operations (Note 12)	309	88	130	(5)	522
– discontinued operations	(263)	6	–	60	(197)
Relating to subsidiaries disposed of (Note 31(c))	791	(1,075)	–	(153)	(437)
Exchange translation differences	21	17	(54)	(2)	(18)

As at 31 December 2007	(1,186)	1,811	(837)	4	(208)

APPENDIX I	ACCOUNTANT’S REPORT

25.	Deferred Taxation (continued)

HK$ millions	Accelerated depreciation allowance	Tax losses	Fair value adjustments arising from business combination	Other temporary differences	Total

As at 1 January 2008	(1,186)	1,811	(837)	4	(208)
Net (charge)/credit for the year
– continuing operations (Note 12)	(28)	64	138	42	216
– discontinued operations	117	(182)	–	–	(65)
Exchange translation differences	11	1	(38)	(6)	(32)

As at 31 December 2008	(1,086)	1,694	(737)	40	(89)

As at 1 January 2009	(1,086)	1,694	(737)	40	(89)
Net (charge)/credit for the period			–
– continuing operations (Note 12)	(84)	(5)	65	(11)	(35)
– discontinued operations	32	(52)	–	–	(20)
Relating to subsidiaries disposed of (Note 31(c))	975	(1,235)	–	–	(260)
Exchange translation differences	(10)	(16)	28	5	7

As at 30 June 2009	(173)	386	(644)	34	(397)

The potential deferred tax assets which have not been recognised in the Financial Information are as follows:
		As at 31 December			As at 30 June
HK$ millions		2006	2007	2008	2009

Arising from unused tax losses		2,986	3,274	2,994	2,755
Arising from depreciation allowances		231	440	272	213
Arising from other temporary differences		486	322	287	275

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

APPENDIX I	ACCOUNTANT’S REPORT

25.	Deferred Taxation (continued)

As at 31 December 2006, 2007 and 2008 and 30 June 2009, out of the total unrecognised tax losses of HK$11,068 million, HK$12,444 million, HK$12,056 million, and HK$9,957 million, respectively, an amount of HK$4,798 million, HK$3,843 million, HK$4,145 million, and HK$1,038 million, respectively, can be carried forward indefinitely. The remaining amount of HK$6,270 million, HK$8,601 million, HK$7,911 million, and HK$8,919 million will expire in the following years:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

In the first year	385	1,448	1,271	1,308
In the second year	1,334	1,509	1,477	1,497
In the third year	1,343	1,419	1,765	1,788
In the forth year	1,303	2,000	1,277	2,370
In the fifth to tenth years inclusive	1,905	2,225	2,121	1,956

	6,270	8,601	7,911	8,919

26.	Trade and Other Payables

		As at 31 December			As at 30 June
HK$ millions	Note	2006	2007	2008	2009

Trade payables	(a)	2,531	1,752	1,964	1,613
Accrued expenses and other payables		7,952	4,236	4,224	3,370
Deferred revenue		580	349	345	103
Receipts in advance		1,944	927	1,066	177
Share based payment liabilities		114	–	–	–
Payables to related companies (Note 36(c))		99	61	43	39
Current portion of licence fees liabilities (Note 28(a))		259	577	358	343

		13,479	7,902	8,000	5,645

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

(a) The ageing analysis of the trade payables is as follows:
Current	1,150	1,008	1,305	1,012
31 – 60 days	504	649	392	270
61 – 90 days	521	27	125	104
Over 90 days	356	68	142	227

	2,531	1,752	1,964	1,613

APPENDIX I	ACCOUNTANT’S REPORT

27.	Borrowings

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Current
Bank loans	13,171	4,515	5,594	342
Other loans	2,877	568	960	31
Notes and debentures	–	–	1,098	1,422

	16,048	5,083	7,652	1,795

Non-current
Bank loans	16,044	54	19	–
Other loans	3,619	1,814	10	201
Notes and debentures	3,706	4,069	3,319	2,498

	23,369	5,937	3,348	2,699

Total borrowings	39,417	11,020	11,000	4,494

The Group’s borrowings are repayable as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Bank loans
Not later than 1 year	13,171	4,515	5,594	342
After 1 year, but within 2 years	14,683	35	19	–
After 2 years, but within 5 years	1,361	19	–	–

Other loans
Not later than 1 year	2,877	568	960	31
After 1 year, but within 2 years	1,819	1,814	5	28
After 2 years, but within 5 years	1,795	–	5	62
After 5 years	5	–	–	111

Notes and debentures
Not later than 1 year	–	–	1,098	1,422
After 1 year, but within 2 years	–	1,009	1,473	1,426
After 2 years, but within 5 years	3,398	3,060	1,846	1,072
After 5 years	308	–	–	–

Total borrowings	39,417	11,020	11,000	4,494

APPENDIX I	ACCOUNTANT’S REPORT

27.	Borrowings (continued)

The Group’s borrowings as at 31 December 2006, 2007 and 2008 and as at 30 June 2009 by segment, as well as information regarding maturities and interest expenses for the years ended 31 December 2006, 2007 and 2008 and for the period ended 30 June 2009 in respect of such debt were as follows:

	As at and for the year ended 31 December 2006
HK$ millions	Current portion	Non-current portion	Total borrowings	Interest expenses

Hong Kong and Macau
Mobile telecommunications	–	5,090	5,090	200
Fixed-line telecommunications	2	5,190	5,192	8
India	7,304	8,409	15,713	1,050
Israel	75	4,205	4,280	187
Thailand	8,587	94	8,681	504
Indonesia	–	377	377	36
Others	80	4	84	299

	16,048	23,369	39,417	2,284

	As at and for the year ended 31 December 2007
HK$ millions	Current portion	Non-current portion	Total borrowings	Interest expenses

Hong Kong and Macau
Mobile telecommunications	4,600	–	4,600	216
Fixed-line telecommunications	4	–	4	123
India	–	–	–	672
Israel	47	4,072	4,119	283
Thailand	347	57	404	320
Indonesia	–	1,808	1,808	61
Others	85	–	85	14

	5,083	5,937	11,020	1,689

	As at and for the year ended 31 December 2008
HK$ millions	Current portion	Non-current portion	Total borrowings	Interest expenses

Hong Kong and Macau
Mobile telecommunications	5,215	–	5,215	134
Israel	1,150	3,329	4,479	385
Thailand	339	19	358	18
Indonesia	948	–	948	79
Others	–	–	–	3

	7,652	3,348	11,000	619

APPENDIX I	ACCOUNTANT’S REPORT

27.	Borrowings (continued)

	As at and for the period ended 30 June 2009
HK$ millions	Current portion	Non-current portion	Total borrowings	Interest expenses

Hong Kong and Macau
Mobile telecommunications	–	–	–	14
Israel	1,426	2,506	3,932	109
Thailand	342	–	342	5
Indonesia	27	193	220	17

	1,795	2,699	4,494	145

Included in the other loans are obligations under finance lease repayable as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Finance lease obligations – minimum lease payments:
Not later than 1 year	15	564	13	33
After 1 year, but within 2 years	564	7	5	32
After 2 years, but within 5 years	8	–	5	82
After 5 years	5	–	–	239

	592	571	23	386

Future finance charges on finance lease obligations	(8)	–	(1)	(154)

Present value of finance lease obligations	584	571	22	232

The present value of finance lease obligations is as follows:
Not later than 1 year	13	564	12	31
After 1 year, but within 2 years	562	7	5	28
After 2 years, but within 5 years	7	–	5	62
After 5 years	2	–	–	111

	584	571	22	232

The Group’s outstanding borrowings were denominated in the following currencies:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Hong Kong dollars	5,314	4,138	5,215	–
New Israeli Shekels	4,258	4,099	4,472	3,932
Indian Rupees	14,631	–	–	–
Thai Baht	1,972	309	301	304
Japanese Yen	6,578	–	–	–
US dollars	6,664	2,474	1,012	258

	39,417	11,020	11,000	4,494

APPENDIX I	ACCOUNTANT’S REPORT

27.	Borrowings (continued)

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

		As at 31 December			As at 30 June
HK$ millions	Maturity date	2006	2007	2008	2009

Secured bank loans
Fixed, 2006 – 7.00% to 7.70%, 2007 – Nil%, 2008 – Nil%, 2009 – Nil% per annum	2007	6,233	–	–	–
Variable, 2006 – 4.78% to 9.50%, 2007 – 5.09%, 2008 – Nil%, 2009 – Nil% per annum	2008	12,130	4,049	–	–

Unsecured bank loans
Fixed, 2006 – 8.92% to 9.05%, 2007 – Nil%, 2008 – Nil%, 2009 – Nil% per annum	2007	785	–	–	–
Variable, 2006 – 1.19% to 8.00%, 2007 – 4.24% to 5.85%, 2008 – 2.70% to 4.27%, 2009 – 2.07% to 2.57% per annum	2008 – 2010	10,067	520	5,613	342

Other secured loans
Finance lease obligations	2008	584	551	–	–
Fixed, 2006 – 7.70% to 9.77%, 2007 – Nil%, 2008 – Nil%, 2009 – Nil% per annum	2007	2,863	–	–	–
Variable, 2006 – 6.72% to 10.39%, 2007 – 6.45%, 2008 – 5.89%, 2009 – Nil% per annum	2009	3,033	1,807	948	–

Other unsecured loans
Finance lease obligations	2009 – 2023	–	20	22	232
Fixed, 2006 – 7.50%, 2007 – 7.50%, 2008 – Nil%, 2009 – Nil% per annum	2008 – 2014	12	4	–	–
Variable, 2006 – 7.37%, 2007 – Nil%, 2008 – Nil%, 2009 – Nil% per annum	2007	4	–	–	–

Notes and debentures
Variable, 2006 – 4.25%, 2007 – 4.25%, 2008 – 8.65%, 2009 – 5.45% per annum	2012	3,706	4,069	4,417	3,920

Total borrowings		39,417	11,020	11,000	4,494
Less: Total borrowings repayable within twelve months		(16,048)	(5,083)	(7,652)	(1,795)

Total non-current borrowings		23,369	5,937	3,348	2,699

The fair values of the Group’s total borrowings at 31 December 2006, 2007 and 2008, and 30 June 2009 were based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 2.19% to 10.61%, 4.25% to 7.50%, 2.70% to 8.65%, and 2.07% to 5.45% respectively.

The fair values of the Group’s total borrowings as at 31 December 2006, 2007 and 2008, and 30 June 2009 were approximately HK$39,321 million, HK$11,117 million, HK$11,005 million, and HK$5,846 million, respectively.

APPENDIX I	ACCOUNTANT’S REPORT

27.	Borrowings (continued)

As at 31 December 2006, 2007 and 2008, and 30 June 2009, total borrowings of HK$8,042 million, HK$182 million, HK$69 million and HK$39 million, respectively were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group for the years ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2008 and 2009 in respect of these borrowings were HK$95 million, HK$54 million, HK$10 million, HK$3 million, and HK$1 million, respectively.

As at 31 December 2006, 2007 and 2008, certain fixed assets and current assets of certain subsidiaries were used as collateral for certain borrowings. As at 31 December 2006, 2007 and 2008, these fixed assets had carrying values of HK$27,603 million, HK$4,971 million, and HK$1,131 million, respectively, and current assets had carrying values of HK$30,077 million, HK$2,398 million and HK$14 million, respectively. As at 30 June 2009, no fixed assets and current assets of the Group were used as collateral for the borrowings of the Group.

As as 31 December 2006, 2007 and 2008, HK$6,594 million, HK$4,600 million and HK$948 million of the Group’s current borrowings and HK$18,249 million, HK$1,807 million and none of the Group’s non-current borrowings were secured. As at 30 June 2009, none of the Group’s current borrowings and non-current borrowings were secured.

In December 2006, the Group’s Thailand operation extended six commercial loan facilities totaling JPY117,530 million and THB5,000 million (together approximately HK$8,833 million) by one year with international lenders. All the Japanese Yen loan drawings and repayments were converted to Thai Baht payments through cross currency swaps and forward foreign currency contracts.

In 2007, the Group provided intercompany loans to the Group’s Thailand operation in US dollars totaling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency into Thai Baht, which were subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US dollar proceeds to Thai Baht. To receive an exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, the Group entered into forward foreign exchange contracts with various banks in Thailand. As at 31 December 2007, the Group had US$1,095 million outstanding under these forward foreign exchange contracts where the Group had commitments to sell Thai Baht and buy US dollars at pre-agreed rates (Note 18). All of these outstanding forward foreign exchange contracts were closed out during 2008.

28.	Other Non-current Liabilities

		As at 31 December			As at 30 June
HK$ millions	Note	2006	2007	2008	2009

Non-current licence fees liabilities	(a)	2,549	2,289	1,996	1,435
Pension obligations (Note 34(a))		15	13	107	119
Employee retirement obligations		62	88	148	12
Deferred revenue		30	–	–	–
Accrued expenses and other payables		336	161	207	188
Amounts due to a related company (Note 36(c)(ii))		–	–	–	2,228

		2,992	2,551	2,458	3,982

APPENDIX I	ACCOUNTANT’S REPORT

28.	Other Non-current Liabilities (continued)

(a)	Licence fees liabilities

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Licence fees liabilities – minimal annual fees payments:
Not later than 1 year	284	607	389	378
After 1 year, but within 5 years	2,009	1,981	1,989	1,734
After 5 years	2,462	1,911	1,208	461

	4,755	4,499	3,586	2,573

Future finance charges on licence fees liabilities	(1,947)	(1,633)	(1,232)	(795)

Present value of licence fees liabilities	2,808	2,866	2,354	1,778

The present value of licence fees liabilities is as follows:
Current portion of licence fees liabilities (Note 26)	259	577	358	343

Non-current licence fees liabilities:
After 1 year, but within 5 years	1,446	1,384	1,395	1,194
After 5 years	1,103	905	601	241

	2,549	2,289	1,996	1,435

Total licence fees liabilities	2,808	2,866	2,354	1,778

APPENDIX I	ACCOUNTANT’S REPORT

29.	Share Capital

(a)	Authorised share capital of the Company

As at 1 January 2006, 31 December 2006, 2007 and 2008 and 30 June 2009, the authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each and 1 million preference shares of US$0.01 each.

(b)	Issued share capital of the Company

	Number of shares	Issued and fully paid
		HK$ millions

Balance at 1 January 2006	4,752,546,209	1,188
Issued during the year (Note 35(a))	13,426,333	3

Balance at 31 December 2006	4,765,972,542	1,191

Balance at 1 January 2007	4,765,972,542	1,191
Issued during the year (Note 35(a))	16,190,333	4

Balance at 31 December 2007	4,782,162,875	1,195

Balance at 1 January 2008	4,782,162,875	1,195
Issued during the year (Note 35(a))	32,183,333	9

Balance at 31 December 2008	4,814,346,208	1,204

Balances at 1 January 2009 and 30 June 2009	4,814,346,208	1,204

30.	Reserves

HK$ millions	Share premium	(Accumulated losses)/ Retained earnings	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total

As at 1 January 2006	21,187	(7,123)	(432)	117	1,233	14,982
Profit attributable to equity holders of the Company for the year	–	201	–	–	–	201
Actuarial gains of defined benefit plans, net of tax	–	11	–	–	–	11
Exchange translation differences	–	–	64	1	–	65
Employee share option scheme
– value of services provided	–	–	–	96	–	96
Issuance of ordinary shares arising from exercise of employee share options	154	–	–	(41)	–	113
Transfer between reserves	–	(4)	–	4	–	–

As at 31 December 2006	21,341	(6,915)	(368)	177	1,233	15,468

APPENDIX I	ACCOUNTANT’S REPORT

30.	Reserves (continued)

HK$ millions	Share premium	(Accumulated losses)/ Retained earnings	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total

As at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Profit attributable to equity holders of the Company for the year	–	66,884	–	–	–	66,884
Actuarial gains of defined benefit plans, net of tax	–	36	–	–	–	36
Exchange translation differences	–	–	749	3	–	752
Dividend paid (Note 14)	–	(32,234)	–	–	–	(32,234)
Employee share option scheme
– value of services provided	–	–	–	207	–	207
Issuance of ordinary shares arising from exercise of employee share options	169	–	–	(78)	–	91
Relating to subsidiaries disposed of (Note 31(c))	–	–	(1,115)	–	–	(1,115)

As at 31 December 2007	21,510	27,771	(734)	309	1,233	50,089

As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Profit attributable to equity holders of the Company for the year	–	1,883	–	–	–	1,883
Actuarial losses of defined benefit plans, net of tax	–	(109)	–	–	–	(109)
Exchange translation differences	–	–	(362)	(51)	–	(413)
Cash flow hedges
– effective portion of changes in fair value, net of tax	–	–	–	(28)	–	(28)
– transfer from equity to income statement, net of tax	–	–	–	28	–	28
Dividend paid (Note 14)	–	(33,700)	–	–	–	(33,700)
Employee share option scheme
– value of services provided	–	–	–	78	–	78
Issuance of ordinary shares arising from exercise of employee share options	303	–	–	(248)	–	55
Relating to dilution of interest in a subsidiary	–	–	–	(11)	–	(11)
Relating to subsidiaries disposed of (Note 31(c))	–	–	37	–	–	37

As at 31 December 2008	21,813	(4,155)	(1,059)	77	1,233	17,909

APPENDIX I	ACCOUNTANT’S REPORT

30.	Reserves (continued)

HK$ millions	Share premium	Retained earnings	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Profit attributable to equity holders of the Company for the period	–	1,165	–	–	–	1,165
Exchange translation differences	–	–	583	(51)	–	532
Cash flow hedges
– effective portion of changes in fair value, net of tax	–	–	–	(102)	–	(102)
– transfer from equity to income statement, net of tax	–	–	–	95	–	95
Employee share option scheme
– value of services provided	–	–	–	60	–	60
Issuance of ordinary shares arising from exercise of employee share options	38	–	–	(39)	–	(1)
Relating to dilution of interest in a subsidiary	–	–	–	(2)	–	(2)

As at 30 June 2008	21,548	28,936	(151)	270	1,233	51,836

HK$ millions	Share premium	(Accumulated losses)/ Retained earnings	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total

As at 1 January 2009	21,813	(4,155)	(1,059)	77	1,233	17,909
Loss attributable to equity holders of the Company for the period	–	(285)	–	–	–	(285)
Actuarial gains of defined benefit plans, net of tax	–	16	–	–	–	16
Exchange translation differences	–	–	99	–	–	99
Effect of distribution in specie (Note 14)	–	(10,214)	(3)	(17)	–	(10,234)
Employee share option scheme
– value of services provided	–	–	–	23	–	23
Relating to dilution of interest in a subsidiary	–	–	–	(7)	–	(7)

As at 30 June 2009	21,813	(14,638)	(963)	76	1,233	7,521

APPENDIX I	ACCOUNTANT’S REPORT

31.	Notes to Consolidated Statements of Cash Flows

(a)	Purchases of subsidiaries

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Net assets acquired (excluding cash and cash equivalents):
Fixed assets (Note 20)	906	–	–	–	–
Goodwill (Note 21)	4,681	–	–	–	–
Other intangible assets
– telecommunications licence (Note 22)	264	–	–	–	–
– brand name and customer base (Note 22)	108	–	–	–	–
Stocks	3	–	–	–	–
Trade and other receivables	262	–	–	–	–
Borrowings (Note (d))	(3,238)	–	–	–	–
Trade and other payables	(1,020)	–	–	–	–

	1,966	–	–	–	–

Discharged by:
Cash and cash equivalents acquired	(41)	–	–	–	–

Total net cash consideration	(41)	–	–	–	–
Prepayment for acquisition of subsidiaries	2,007	–	–	–	–

	1,966	–	–	–	–

In January 2006, Hutchison Essar, a then subsidiary of the Company in India, had acquired 100% shareholding in BPL Mobile Cellular Limited, subsequently renamed to Hutchison Essar Cellular Limited (“HECL”), which operated in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India (Note 38(a)) and in October 2006, it had acquired 100% shareholding in Essar Spacetel Private Limited (“Spacetel”), a company that had licence applications for the licence areas of Madhya Pradesh, Bihar, Orissa, Assam, Jammu and Kashmir (Note 38(c)). The entire investment in India had been disposed of in February 2007 and the related cash flows were presented as “Discontinued Operations” in the consolidated statements of cash flows for the years ended 31 December 2006 and 2007 respectively.

APPENDIX I	ACCOUNTANT’S REPORT

31.	Notes to Consolidated Statements of Cash Flows (continued)

(b)	Purchase of transmission business

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Net assets acquired:
Fixed assets (Note 20)	137	–	–	–	–
Other intangible assets
– customer base (Note 22)	48	–	–	–	–
Deferred tax liabilities (Note 25)	(16)	–	–	–	–

	169	–	–	–	–

Discharged by:
Cash payment	124	–	–	–	–
Negative goodwill recognised directly in the consolidated income statement	45	–	–	–	–

	169	–	–	–	–

In July 2006, Partner Communications had completed the acquisition of the transmission business of Med-1, details of which are set out in Note 38(b).

APPENDIX I	ACCOUNTANT’S REPORT

31.	Notes to Consolidated Statements of Cash Flows (continued)

(c)	Disposal of subsidiaries

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 20)	47	19,199	122	–	9,445
Goodwill (Note 21)	–	14,835	79	–	4,515
Other intangible assets (Note 22)	–	1,869	62	–	1,119
Other non-current assets	–	471	–	–	1,355
Interests in associates	–	–	–	–	278
Interests in jointly-controlled entities	–	–	–	–	2
Deferred tax assets (Note 25)	3	1,228	–	–	368
Stocks	61	73	27	–	169
Trade and other receivables	250	7,306	54	–	1,240
Derivative financial liabilities	–	(92)	–	–	–
Borrowings (Note (d))	(63)	(18,547)	(4)	–	(4,940)
Trade and other payables	(273)	(18,214)	(115)	–	(3,171)
Current income tax liabilities	(20)	(252)	–	–	(12)
Deferred tax liabilities (Note 25)	(3)	(791)	–	–	(108)
Other non-current liabilities	–	(353)	(21)	–	(665)
Exchange reserve (Note 30)	–	(1,115)	37	–	–
Intercompany balance assigned to vendor	–	8,681	–	–	–
Minority interest (Note (d))	–	(4,475)	–	–	422

	2	9,823	241	–	10,017

Cost, fees and expenses, accrued and paid	–	4,019	39	–	–
Profit on disposal of subsidiaries	–	69,343	298	–	–

	2	83,185	578	–	10,017

Satisfied by:
Interim dividend in specie (Note 14)	–	–	–	–	10,234
Cash receipts	105	84,663	583	–	–
Less: Cash and cash equivalents disposed of	(103)	(1,478)	(5)	–	(217)

	2	83,185	578	–	10,017

APPENDIX I	ACCOUNTANT’S REPORT

31.	Notes to Consolidated Statements of Cash Flows (continued)

(d)	Analysis of changes in financing during the year/period

HK$ millions	Borrowings	Minority interest	Total

As at 1 January 2006	26,692	3,652	30,344
New loans	33,605	–	33,605
Repayment of loans	(25,532)	(188)	(25,720)
Net increase/(decrease) in borrowings	8,073	(188)	7,885
Minority interest in profit	–	1,375	1,375
Relating to subsidiaries acquired (Note (a))	3,238	–	3,238
Relating to acquisition of additional equity interest in a subsidiary	–	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	(63)	–	(63)
Relating to exercise of share options of a subsidiary	–	67	67
Equity contribution from minority shareholders	–	1,368	1,368
Dividends paid to minority shareholders	–	(266)	(266)
Share of other reserves	–	17	17
Actuarial gains of defined benefit plans	–	1	1
Amortisation of loan facility fees	81	–	81
Exchange translation differences	1,396	256	1,652

At 31 December 2006	39,417	5,758	45,175

HK$ millions	Borrowings	Minority interest	Total

As at 1 January 2007	39,417	5,758	45,175
New loans	7,847	608	8,455
Repayment of loans	(20,184)	–	(20,184)
Net (decrease)/increase in borrowings	(12,337)	608	(11,729)
Minority interest in profit	–	892	892
Relating to a subsidiary disposed of (Note (c))	(18,547)	(4,475)	(23,022)
Relating to exercise of share options of a subsidiary	–	117	117
Dividends paid to minority shareholders	–	(594)	(594)
Share of other reserves	–	16	16
Actuarial gains of defined benefit plans	–	2	2
Amortisation of loan facility fees	78	–	78
Exchange translation differences	2,409	528	2,937

At 31 December 2007	11,020	2,852	13,872

APPENDIX I	ACCOUNTANT’S REPORT

31.	Notes to Consolidated Statements of Cash Flows (continued)

(d)	Analysis of changes in financing during the year/period (continued)

HK$ millions	Borrowings	Minority interest	Total

As at 1 January 2008	11,020	2,852	13,872
New loans	9,333	6	9,339
Repayment of loans	(9,375)	–	(9,375)
Net (decrease)/increase in borrowings	(42)	6	(36)
Minority interest in profit	–	1,036	1,036
Relating to a subsidiary disposed of (Note (c))	(4)	–	(4)
Relating to exercise of share options of a subsidiary	–	40	40
Dividends paid to minority shareholders	–	(1,006)	(1,006)
Share of other reserves	–	10	10
Actuarial losses of defined benefit plans	–	(2)	(2)
Amortisation of loan facility fees	33	–	33
Relating to share buy-back of a subsidiary	–	(481)	(481)
Relating to acquisition of additional equity interest in a subsidiary	–	95	95
Exchange translation differences	(7)	66	59

At 31 December 2008	11,000	2,616	13,616

HK$ millions	Borrowings	Minority interest	Total
	(Unaudited)	(Unaudited)	(Unaudited)

As at 1 January 2008	11,020	2,852	13,872
New loans	5,775	4	5,779
Repayment of loans	(6,282)	–	(6,282)
Net (decrease)/increase in borrowings	(507)	4	(503)
Minority interest in profit	–	798	798
Relating to a subsidiary disposed of (Note (c))	(4)	–	(4)
Relating to exercise of share options of a subsidiary	–	11	11
Dividends paid to minority shareholders	–	(554)	(554)
Share of other reserves	–	2	2
Relating to share buy-back of a subsidiary	–	(274)	(274)
Amortisation of loan facility fees	17	–	17
Exchange translation differences	689	458	1,147

At 30 June 2008	11,215	3,297	14,512

APPENDIX I	ACCOUNTANT’S REPORT

31.	Notes to Consolidated Statements of Cash Flows (continued)

(d)	Analysis of changes in financing during the year/period (continued)

HK$ millions	Borrowings	Minority interest	Total

As at 1 January 2009	11,000	2,616	13,616
New loans	2,481	2	2,483
Repayment of loans	(4,214)	–	(4,214)
Net (decrease)/increase in borrowings	(1,733)	2	(1,731)
Minority interest in profit	–	260	260
Relating to acquisition of additional equity interest in a subsidiary	–	(325)	(325)
Relating to subsidiaries disposed of (Note (c))	(4,940)	422	(4,518)
Relating to exercise of share options of a subsidiary	–	24	24
Dividends paid to minority shareholders	–	(422)	(422)
Share of other reserves	–	10	10
Actuarial gains of defined benefit plans	–	15	15
Amortisation of loan facility fees	13	–	13
Exchange translation differences	(103)	(111)	(214)

At 30 June 2009	4,237	2,491	6,728

(e)	Significant non-cash transaction

During the year ended 31 December 2006, the Group capitalised licence fees of HK$1,351 million as telecommunications licences (included in other intangible assets) with the corresponding amount recorded as licence fees liabilities (represented mainly the discounted value of the fixed annual fees to be paid over the licence period).

32.	Contingent Liabilities

The Group had contingent liabilities in respect of the following:

(a)	as at 31 December 2006, 2007 and 2008 and 30 June 2009, performance guarantees amounting to approximately HK$319 million, HK$60 million, HK$50 million, and HK$6 million, respectively.

(b)

as at 31 December 2008, a guarantee amounting to approximately HK$503 million to a bank as collateral to a performance bond required by OFTA in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. No such guarantee was provided by the Group as at 30 June 2009.

APPENDIX I	ACCOUNTANT’S REPORT

32.	Contingent Liabilities (continued)

(c)

claims against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	As at 31 December			As at 30 June
	2006	2007	2008	2009

Number of claims	1	12	18	16

Amount of claim (in approximate HK$ millions)
Alleged violation of antitrust law	–	238	246	235
Alleged consumer complaints	1,014	5,025	1,719	4,217
Alleged unauthorised erection of cellular antennas, causing environmental damages	–	1,980	2,050	1,960

No provision in respect of these claims was made as at 31 December 2006, 2007 and 2008. During the six months ended 30 June 2009, Partner Communications has made a provision of NIS2.5 million (approximately HK$5 million) based on its estimate of the amount that may be required to settle two claims in an aggregate amount of approximately NIS74 million (approximately HK$145 million). Save for the aforesaid provision, the Company and Partner Communications have made no other provisions for the remaining claims.

(d)

as at 31 December 2008 and 30 June 2009, a claim of approximately NIS42.5 million (approximately HK$87 million) and NIS42.5 million (approximately HK$83 million) respectively by the Ministry of Communications in Israel (the “MoC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MoC. During the six months ended 30 June 2009, Partner Communications has made a provision of NIS26 million (approximately HK$51 million) in respect of this claim.

(e)

as at 31 December 2006, claims against the Group’s subsidiaries in India in respect of certain taxes (income tax, service tax and Central Excise), duties and other demands under adjudication, dispute and/or appeal. The claims to 31 December 2006 amounted to approximately HK$251 million. The Group and its legal counsel are vigorously defending all claims. No amounts were recognised in respect of the contingent liabilities as it was expected that the Group would meet the requisite performance criteria and would be successful in its defence against the claims. The subsidiary was disposed of in 2007.

33.	Commitments

Outstanding Group commitments not provided for in the Financial Information were as follows:

(a)	Capital commitments

(i) Contracted but not provided for	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Telecommunications, mobile network	7,359	2,870	9,167	8,205
Telecommunications, fixed network	360	261	456	13
Investment commitment in respect of capital contribution to a jointly-controlled entity	–	–	16	–

	7,719	3,131	9,639	8,218

APPENDIX I	ACCOUNTANT’S REPORT

33.	Commitments (continued)

(a)	Capital commitments (continued)

(ii) Authorised but not contracted for (Note)	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Telecommunications, mobile network	10,500	4,512	1,503	590
Telecommunications, fixed network	268	375	508	87
Share of capital commitment of a jointly-controlled entity	–	–	4	–

	10,768	4,887	2,015	677

      Note: The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates were subject to vigorous authorisation process before the expenditure was committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

(i) Land and buildings	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Not later than 1 year	747	690	785	499
After 1 year but within 5 years	1,532	1,225	1,429	1,283
After 5 years	1,569	805	883	912

	3,848	2,720	3,097	2,694

(ii) Other assets	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Not later than 1 year	177	290	517	396
After 1 year but within 5 years	194	157	2,260	2,541
After 5 years	87	1	3,506	3,772

	458	448	6,283	6,709

The above operating lease commitments included certain leases whereby the Group is the lessee in respect of the base station tower sites under the Master Lease Agreement as set out in Note 10(c) and under tower lease agreement with another telecommunications operator of HK$2,955 million and HK$2,919 million respectively as at 31 December 2008 and HK$3,312 million and HK$3,180 million respectively as at 30 June 2009. These leases typically run for an initial period of 12 years, with an option to renew the lease for another six years. In addition, as stipulated in the Master Lease Agreement, at the end of the initial period of 12 years and the extended period of 18 years, the lessee has an option to acquire the towers at a pre-agreed price. None of the leases includes contingent rentals.

(c)	Acquisition of telecommunications licence for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G licence in the 1900-2200-MHz radio spectrum for Hong Kong (“Licence”) for a duration of 15 years. For the first five years of the term of the Licence, fixed annual licence fees were payable. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as licence fees liabilities. The subsidiary ceased to be a subsidiary of the Company subsequent to the Distribution in May 2009.

APPENDIX I	ACCOUNTANT’S REPORT

33.	Commitments (continued)

(d)	Royalties commitments

As at 31 December 2006, 2007 and 2008 and 30 June 2009, Partner Communications was committed to pay royalties to the Government of Israel at 3%, 2.5%, 2% and 1.5% respectively on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner Communications from the provision of telecommunications services under the licence including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communications licencee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since 1 January 2006 and will continue to be reduced until it reaches 1%.

34.	Employee Retirement Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s principal defined benefit plans represent contributory final salary pension plans in Hong Kong and Israel. At each of the financial position date, certain plan of the Group were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The amounts recognised in the consolidated statement of financial position were as follows:

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

Pension assets (Note 23)	–	(20)	–	–
Pension obligations (Note 28)	15	13	107	119

	15	(7)	107	119

The principal actuarial assumptions used for accounting purposes were as follows:

	As at and for the year ended 31 December			As at and for the six months ended 30 June
	2006	2007	2008	2009

Discount rates applied to defined benefit plan obligations	3.75% – 11.00%	3.20% – 10.00%	1.60% – 12.00%	1.60% – 12.00%
Expected return on plan assets	8.00%	8.00% – 10.00%	7.00%	5.37% – 7.00%
Future salary increases	3.00% – 10.00%	4.00% – 10.00%	0.00% – 12.00%	0.00% – 12.00%
Interest credited on plan accounts	5.00% – 6.00%	5.00% – 6.00%	5.00% – 6.00%	5.00% – 6.00%

APPENDIX I	ACCOUNTANT’S REPORT

34.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2009

The amount recognised in the consolidated income statement:
Current service cost	26	29	33	45
Interest cost	8	8	7	10
Expected return on scheme assets	(15)	(16)	(19)	(9)
Gains on curtailments and settlements	(7)	–	–	–

	12	21	21	46

Less: Relating to discontinued operations	(8)	(12)	(11)	(7)

Total, included in staff costs (Note 7) – continuing operations	4	9	10	39

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

The amount recognised in the consolidated statement of financial position at end of year/period:
Present value of funded plans’ obligations	193	213	245	311
Present value of unfunded plans’ obligations	9	13	19	26
Less: fair value of plan assets	(187)	(233)	(157)	(218)

Liability/(Asset) recognised in consolidated statement of financial position	15	(7)	107	119

The limit of net assets to be recognised:
Present value of available future refunds or reduction in future contribution	11	25	10	–

Limit per IAS 19 paragraph 58/58A/ 58B	11	25	10	–
Net pension liability/(asset) recognised in consolidated statement of financial position	15	(7)	107	119

Reduction of net asset due to the limit	–	–	–	–

APPENDIX I	ACCOUNTANT’S REPORT

34.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2009

Changes in present value of the defined benefit obligations
Beginning of year/period	205	202	226	264
Current service cost, net of employee contributions	26	29	33	45
Actual employee contributions	1	1	1	–
Interest cost	8	8	7	10
Actuarial losses/(gains) on obligations	4	4	22	(24)
Gains on curtailments and settlements	(7)	–	–	–
Actual benefits paid	(34)	(19)	(23)	(25)
Net transfer (out)/in liabilities	(1)	1	–	–
Exchange translation differences	–	–	(2)	(13)
Relating to subsidiaries disposed of	–	–	–	(223)
Others	–	–	–	303

End of year/period	202	226	264	337

Changes in the fair value of the plan assets
Beginning of year/period	193	187	233	157
Expected return on plan assets	15	16	19	9
Actuarial gains/(losses) on plan assets	16	42	(87)	17
Actual company contributions	5	6	15	26
Actual benefits paid	(41)	(19)	(23)	(25)
Net transfer (out)/in assets	(1)	1	–	–
Exchange translation differences	–	–	–	(7)
Relating to subsidiaries disposed of	–	–	–	(141)
Others	–	–	–	182

End of year/period	187	233	157	218

The analysis of the fair value of plan assets at end of year/period is as follows:
Equity instruments	133	154	84	11
Debt instruments	37	41	39	5
Other assets	17	38	34	202

	187	233	157	218

APPENDIX I	ACCOUNTANT’S REPORT

34.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

The experience adjustments are as follows:
Fair value of plan assets	187	233	157	218
Present value of funded plans’ obligations	(193)	(213)	(245)	(311)
Present value of unfunded plans’ obligations	(9)	(13)	(19)	(26)

(Deficit)/surplus	(15)	7	(107)	(119)

Experience adjustments on plan assets	15	42	(87)	17

Percentage of plan assets (%)	8	18	55	8

Experience adjustments on plan obligations	(12)	(8)	(9)	24

Percentage of plan obligations (%)	6	4	3	7

The actual return on plan assets during the year ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009 was gain of HK$30 million, gain of HK$58 million, loss of HK$68 million, and loss of HK$26 million, respectively.

The accumulated actuarial gains recognised in the statement of comprehensive income as at 31 December 2007 and 30 June 2009 was HK$14 million and HK$36 million, respectively, while as at 31 December 2006 and 2008, the accumulated actuarial losses recognised in the statement of comprehensive income were HK$24 million, and HK$97 million, respectively.

Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the surplus/deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong.

One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. As at 30 June 2006, a formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), reported a funding level of 108% of the accrued actuarial liabilities on an ongoing basis. As at 31 May 2009, another formal independent actuarial valuation was conducted to reassess the funding position which reported a funding level of 99.8% of the accrued actuarial liabilities on an ongoing basis. The valuation conducted on 30 June 2006 used the aggregate cost method and the valuation conducted on 31 May 2009 used the attained age method. The main assumptions used in both of these valuations are an investment return of 6.0% per annum and salary increases of 4.0%. These valuations were performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited.

The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2006, 2007 and 2008, the plan was fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

APPENDIX I	ACCOUNTANT’S REPORT

34.	Employee Retirement Benefits (continued)

(b)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contribution for the year ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009 totaling HK$1 million, HK$1 million, HK$0.2 million, and HK$0.1 million, respectively were used to reduce the level of contribution of the respective year/period.

35.	Equity Compensation Benefits

(a)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at the extraordinary general meeting of shareholders of HWL on 19 May 2005, subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively, and further amended by an ordinary resolution passed at the extraordinary general meeting of the Company held on 8 May 2007 and the annual general meeting of HWL on 22 May 2008.

Share options have been granted to directors and employees. The exercise price of the options granted is equal to the average closing price of the Company’s shares for the five business days immediately preceding the date of the offer for grant and the closing price of the Company’s shares on such date, whichever is higher. The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Details of share options granted under the Share Option Scheme are as follows:

Option series	Number of share options granted (in thousands	)	Grant date	Expiry date	(5)	Exercise price per share option

2005 grant	76,300		8 August 2005	7 August 2015		HK$1.95	(1)
2007 grant	13,850		23 November 2007	22 November 2017		HK$4.51	(2)
2008 grant	5,000		12 December 2008	11 December 2018		HK$2.20
2008 grant	4,383	(3)	15 December 2008	14 December 2018		HK$4.51
2009 grant	13,400	(4)	1 June 2009	31 May 2019		HK$1.61

Notes:

1.

The exercise price for the 2005 grant was adjusted from HK$8.70 to HK$1.95 per share on 29 June 2007 as a result of the payment of Special Cash Dividend (Note 14) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on 8 May 2007 and 22 May 2008 respectively.

2.

The exercise price for 8,767 thousand share options under the 2007 grant was adjusted from HK$11.51 to HK$4.51 per share on 2 December 2008 as a result of the Special Cash Dividend paid in 2008 (Note 14) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on 8 May 2007 and 22 May 2008 respectively.

3.

4,383 thousand share options with an exercise price of HK$11.51 per share under the 2007 grant were vested and unexercised as at the payment of the Special Cash dividend on 2 December 2008 (Note 14). Those share options were cancelled in accordance with the terms of the Share Option Scheme and the relevant option holders were granted a total of 4,383 thousand share options with an exercise price of HK$4.51 per share on 15 December 2008 (the “2008 Replacement options”)

APPENDIX I	ACCOUNTANT’S REPORT

35.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

Notes: (continued)

4.

On 1 June 2009, a total of 8,400 thousand new share options with an exercise price of HK$1.61 per share were granted to employees, subject to their acceptance of the grant and consent to cancellation of their existing 8,400 thousand share options with an exercise price of HK$4.51 per share under the 2007 and 2008 grants (the “2009 Employees replacement options”). Also on 1 June 2009, 5,000 thousand new share options with an exercise price of HK$1.61 per share were granted to a director, subject to his acceptance of the grant and consent to cancellation of his existing 5,000 thousand share options with an exercise price of HK$2.20 per share under the 2008 grant (the “2009 Director replacement options”).

5.

In accordance with the terms of the Share Option Scheme, one third of the share options are vested and exercisable on the expiry of each of the first, second and third year after the date of the offer of grant, except for the following:

i	The 2008 Replacement options – which, upon acceptance, are vested and exercisable immediately from the date of the offer for grant.

ii	The 2009 Employees replacement options – which, upon acceptance, exercisable subject to the vesting schedule of one-third of the shares on each of 1 June 2009, 23 November 2009 and 23 November 2010.

iii

The 2009 Director replacement options – which, upon acceptance, exercisable subject to the vesting schedule of one-third of the shares on each of 12 December 2009, 12 December 2010 and 12 December 2011.

The movements in the number of share options outstanding and their related weighted average exercise price were as follows:

	Year ended 31 December
	2006		2007		2008
	Weighted average exercise price per share	Number of share options involved	Weighted average exercise price per share	Number of share options involved	Weighted average exercise price per share	Number of share options involved
	HK$	(thousands)	HK$	(thousands)	HK$	(thousands)

As at 1 January	8.70	76,300	8.70	50,457	4.72	47,783
Granted	–	–	11.51	13,850	3.28	9,383
Lapsed	8.70	(12,417)	1.95	(333)	4.68	(2,450)
Cancelled	–	–	–	–	11.51	(4,383)
Exercised	8.70	(13,426)	5.88	(16,191)	1.95	(32,183)

As at 31 December	8.70	50,457	4.72	47,783	3.87	18,150

APPENDIX I	ACCOUNTANT’S REPORT

35.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

	Six months ended 30 June 2009
	Weighted average exercise price per share	Number of share options involved
	HK$	(thousands)

As at 1 January	3.87	18,150
Granted	1.61	13,400
Lapsed	4.51	(4,750)
Cancelled	3.65	(13,400)

As at 30 June	1.61	13,400

Details of the share options exercised during the years ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009 were as follows:

	Number of share options outstanding as at year/period end	Number of share options exercisable as at year/period end	Number of share options exercised during year/ period		Exercise price		Weighted average share price	(1)
	(thousands)	(thousands)	(thousands)		HK$ per share		HK$ per share

31 December 2006	50,457	9,424	13,426		8.70		16.51
31 December 2007	47,783	13,750	16,191	(2)	1.95 /8.70	(2)	13.51
31 December 2008	18,150	4,383	32,183		1.95		9.94
30 June 2009	13,400	2,800	–		N/A		N/A

Notes:

1.	Represented the per share weighted average share price at the time of exercise.

2.	Out of the 16,191 thousand share options exercised in 2007, 9,424 thousand shares were exercised at HK$8.70 each and 6,767 thousand shares were exercised at HK$1.95 each.

All of the 13,400 thousand outstanding share options as at 30 June 2009 expire on 31 May 2019.

The Company uses the Black-Scholes model to measure the fair value of services received in return for share options granted with the following inputs:

Inputs into the model	2005 grant			2007 grant
	Original	Modified	(1)	Original	Modified	(2)

Risk-free interest rate (%) (6)	3.680	4.620		3.145	1.626
Expected life (years)	5.5 to 6.5	4.0 to 4.5		5.5 to 6.5	5.0 to 5.5
Expected volatility (%) (7)	27.76	26.92		28.00	37.68

APPENDIX I	ACCOUNTANT’S REPORT

35.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

Inputs into the model	2008 grant			2009 grant
	New grant	2008 Replacement options	(3)	2009 Director replacement options	(4)	2009 Employees replacement options	(5)

Risk-free interest rate (%) (6)	1.559	1.496		2.485		2.022
Expected life (years)	5.5 to 6.5	4.5		5.0 to 6.0		4.0 to 5.0
Expected volatility (%) (7)	37.68	37.68		38.24		38.24

Notes:

1.

Subsequent to the adjustment in exercise price of 2005 grant on 29 June 2007, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$3.05 to HK$7.64.

2.

Subsequent to the adjustment in exercise price of 8,767 thousand share options under the 2007 grant on 2 December 2008, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.66 to HK$2.84.

3.

The 2008 Replacement options are accounted for in the same way as a modification of the share options under the 2007 original grant. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.53 to HK$2.77.

4.

The 2009 Director replacement options are accounted for in the same way as a modification of share options under the 2008 new grant. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$0.77 to HK$0.93.

5.

The 2009 Employees replacement options are accounted for in the same way as a modification of the share options under the 2007 grant modification and the 2008 Replacement options. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.82 to HK$3.25.

6.	The risk-free interest rate was determined based on the yield of 5 or 7 year exchange fund notes at the period of grant/modification.

7.	Expected volatility:

i.	The expected volatility for the 2005 grant was determined based on statistical analysis of daily share prices of comparable telecommunications companies over the last three years.

ii.

The expected volatility for the 2005 grant modification was determined based on statistical analysis of daily share prices of the Company over the last one year up to 4 June 2007 (date of dividend payment).

iii.

The expected volatility for the 2007 grant was determined by taking the average of statistical analysis of daily share prices of the Company over the last one year up to 23 November 2007 with ex-dividend share price adjusted and statistical analysis of daily share prices of the Company from date of dividend payment to 23 November 2007.

iv.	The expected volatility for the 2007 grant modification and the 2008 grant was determined based on statistical analysis of daily share prices of the Company over last one year up to 24 November 2008.

v.	The expected volatility for the 2009 grant was determined based on statistical analysis of daily share prices of the Company over last one year up to 24 April 2009.

APPENDIX I	ACCOUNTANT’S REPORT

35.	Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications

Partner Communications became the Group’s subsidiary since April 2005.

In July 2004, the board of directors of Partner Communications approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance. A total number of 5,775,000 ordinary shares of Partner Communications (the “Partner Communications Shares”) were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. At the annual general meeting of the Company and HWL held on 6 May 2008 and 22 May 2008 respectively, shareholders of the Company and HWL approved the proposed refreshment of the maximum number of the Partner Communications Shares which may be issued upon the exercise of all options to be granted under the 2004 Plan and any other share option scheme(s) of Partner Communications, by up to 8,142,000 Partner Communications Shares to be issued pursuant to the 2004 Partner Share Option Plan, representing approximately 5.17% of Partner Communications Shares in issue as at the relevant date of approval. At the annual general meeting held on 22 May 2008, the shareholders of HWL also approved certain additional amendments to the 2004 Plan, which include among others, (i) increasing the total number of Partner Communications Shares reserved for issuance upon exercise of options to be granted under the 2004 Plan by 8,142,000 Partner Communications Shares, (ii) introducing provisions to allow acceleration in vesting of unvested options or the exercise of vested options in the event of change in control or voluntary winding up of Partner Communications, and (iii) allowing upon compliance with conditions specified therein, cashless exercise of vested options under the 2004 Plan.

At the annual general meeting of the Company and HWL held on 27 April 2009 and 21 May 2009 respectively, shareholders of the Company and HWL approved the proposed amendments to the 2004 Share Option Plan of Partner Communications which include the following two material amendments, (i) with respect to options granted on or after 23 February 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”), a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% or of another percent resolved by the Board of Directors, of the Partner Communications’ net income for the relevant period (“the Excess Dividend”) by an amount equal to the gross amount of the Excess Dividend per Ordinary Share, and (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorising the Board of Directors to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments).

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined by taking the consideration of the average market price of Partner Communications Shares for the 30 trading days preceding the day on which the options are granted, less 15%. The options vest in four equal annual batches, provided the employee is still in employment. The options are exercisable after the day of vesting but no later than the expiration of the exercise period, which will be fixed by the Partner Communications Compensation Committee and will not exceed ten years from the date of grant.

The board of directors of Partner Communications adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner Communications granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform to the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the aforesaid three Plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and HWL respectively. On 26 March 2008, the board of directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options will be granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans. No share option was outstanding under the 1998 Plan or the 2003 Amended Plan.

APPENDIX I	ACCOUNTANT’S REPORT

35.	Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications (continued)

The weighted average fair values of options granted during the years/period were determined using the Black-Scholes model that uses the assumptions noted in the following table:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2009

Risk-free interest rate (%)	5.50	4.1	4.25	2.88
Weighted average expected life (years)	5	4	3	4
Expected volatility (%)	39	26	24	27

The movements in the number of share options outstanding and their related weighted average exercise price were as follows:

	Year ended 31 December
	2006		2007		2008
	Weighted average exercise price per share	Number of share options involved	Weighted average exercise price per share	Number of share options involved	Weighted average exercise price per share	Number of share options involved
	(NIS)	(thousands)	(NIS)	(thousands)	(NIS)	(thousands)

As at 1 January	25.85	7,067	27.78	5,073	36.06	2,864
Granted	33.18	596	53.33	841	66.05	76
Lapsed/Expired	27.14	(602)	27.33	(246)	29.62	(142)
Exercised	22.72	(1,988)	27.00	(2,804)	29.38	(567)

As at 31 December	27.78	5,073	36.06	2,864	39.21	2,231

Exercisable at 31 December	26.57	2,377	28.24	625	33.64	1,031

	Six months ended 30 June 2009
	Weighted average exercise price per share	Number of share options involved
	(NIS)	(thousands)

As at 1 January	39.21	2,231
Granted	62.37	4,156
Lapsed/Expired	26.74	(67)
Exercised	33.15	(362)

As at 30 June	55.87	5,958

Exercisable at 30 June	40.94	1,254

APPENDIX I	ACCOUNTANT’S REPORT

36.	Related Party Transactions

For the purposes of this Financial Information, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

Related party group

•	Hutchison Group – HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the years/periods are summarised below:

(a)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the years/periods other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 7(a).

APPENDIX I	ACCOUNTANT’S REPORT

36.	Related Party Transactions (continued)

(b)	Transactions with Hutchison Group:

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Provision for fixed telecommunications and other services	(68)	(62)	(79)	(33)	(26)
Provision for mobile telecommunications services	(22)	(27)	(22)	(7)	(6)
Rental expenses on lease arrangements	57	53	55	27	23
Bill collection services fee expenses	11	13	14	7	5
Roaming arrangement fee income	(3)	(13)	(23)	(12)	(10)
Sharing of services arrangements	29	30	32	16	12
Dealership services fee expenses	21	22	27	11	11
Global procurement services arrangements expense	26	10	17	11	3
Provision of data center services	(19)	(18)	(20)	(9)	(6)
Purchase of handset and accessories	1,239	1,101	144	151	11
Purchase of office supplies	7	12	12	3	5
Advertising and promotion expenses	17	25	24	15	7
Guarantee and other finance fees	95	54	10	3	22
Interest income on non-current amount due from a related company	(6)	(3)	–	–	–
Purchase of equipment	–	21	15	3	4
Interest expense on a loan due to a related company	–	–	–	–	9

APPENDIX I	ACCOUNTANT’S REPORT

36.	Related Party Transactions (continued)

(c)	Balances with Hutchison Group

		As at 31 December			As at 30 June
HK$ millions	Note	2006	2007	2008	2009

Payables to related companies (Note 26)	(i)	(99)	(61)	(43)	(39)
Receivables from related companies (Note 17)	(i)	50	–	–	–
Loan due to a related company	(ii)	–	–	–	(2,262)
Unamortised upfront fee on a loan due to a related company	(ii)	–	–	–	34
Non-current amount due from a related company	(iii)	117	–	–	–

		68	(61)	(43)	(2,267)

(i)

The receivables/payables from/to related companies arose during the ordinary course of business and are unsecured, interest free and repayable on demand. The carrying values of receivables/payables from/to related companies approximate to their fair values.

(ii)

In November 2008, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at an interest rate of LIBOR + 2.45% per annum with final maturity date on 15 November 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. As at 31 December 2008, the Group had not used the facility.

In April 2009, this facility was amended and restated, pursuant to which the indirect subsidiary of HWL agreed to make available to the Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at LIBOR + 2.45% per annum and there is an upfront fee of US$5 million (approximately HK$39 million) and a commitment fee of 0.20% per annum on the daily undrawn balance of the facility. During the six months ended 30 June 2009, an aggregate of US$290 million (approximately HK$2,262 million) were drawn from the facility and the undrawn facility of US$280 million under the first tranche expired on 14 May 2009. As at 30 June 2009, the loan due to the related company was US$290 million (approximately HK$2,262 million) which is repayable on 15 November 2011, while the amount of the undrawn facility in the maximum aggregate amount of US$1,220 million (approximately HK$9,455 million) is available to the Group until one week before the final maturity date of 15 November 2011.

(iii)

As at 31 December 2006, the non-current amount due from a related company of HK$117 million arose from a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which was unsecured and interest bearing at LIBOR + 1% per annum. HCCHL held a call option while the Group held a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date of transfer of the 3GS business. The loan was repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income would be accounted for as the consideration for the acquisition of HTSI upon expiry of the options. HTSI and 3GS were subsidiaries of CGP and therefore were effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.

APPENDIX I	ACCOUNTANT’S REPORT

37.	Ultimate Holding Company

As at 31 December 2006, the Company was owned as to 49.7% by HWL and 19.3% by Orascom Telecom Holding S.A.E. (“Orascom”). The remaining shares were widely held. As there was no shareholder, directly or indirectly, which had more than 50% of the voting control or otherwise had governing power over the Company, the Directors considered that the Company had no ultimate holding company.

During 2007, HWL acquired an aggregate of 12 million of the Company’s shares in the open market through SEHK for an aggregate consideration of approximately HK$124 million. As at 31 December 2007, HWL’s ownership of the Company’s shares in issue increased to 50.11% and the Directors regarded HWL as being the Company’s ultimate holding company.

During 2008, Orascom sold the entire interest that it held in the Company, of which 441 million shares were acquired by HWL.

As at 31 December 2008 and 30 June 2009, the Company was owned as to 60.36% by HWL, with the remaining shares being widely held. The Directors regarded HWL as the Company’s ultimate holding company.

38.	Business Combinations

(a)	Acquisition of HECL

On 2 January 2006, Hutchison Essar, a subsidiary of the Company in India, completed the acquisition of 100% shareholding in HECL, which operate in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India, for a consideration of INR11,440 million (approximately HK$1,964 million). Additionally, the Company agreed to assume the indebtedness owed to HECL by BPL Communications Limited (“BPL”), the sole shareholder of HECL prior to the acquisition.

HK$ millions

Details of net liabilities acquired and goodwill were as follows:
Purchase consideration (cash paid)	1,964
Less: fair value of net liabilities acquired – shown as below	2,664

Goodwill	4,628

The assets and liabilities arising from the acquisition were as follows:

	Fair value	Book value
	HK$ millions	HK$ millions

Fixed assets	874	1,405
Other intangible assets – telecommunications licence	264	689
Other intangible assets – brand name and customer base	108	–
Cash and cash equivalents	40	40
Stocks	3	3
Trade and other receivables	259	259
Trade and other payables	(974)	(959)
Borrowings	(3,238)	(3,238)

Net liabilities acquired	(2,664)	(1,801)

The goodwill was attributable to the premium paid for acceleration of the business into the three licence areas of Maharashtra, Tamil Nadu and Kerala in India.

APPENDIX I	ACCOUNTANT’S REPORT

38.	Business Combinations (continued)

(b)	Acquisition of transmission business of Med-1

On 3 July 2006, Partner Communications, completed the acquisition of the transmission business of Med-1 for a consideration of NIS71 million (approximately HK$124 million). Med-1 was a private company that established a fibre-optic network, a national communication infrastructure deployed throughout Israel, and held a licence from the MoC to supply communication infrastructure services to Israeli companies. This market has a regulatory barrier – its participants have to receive a licence from the MoC to supply communication infrastructure.

		HK$ millions

Details of net assets acquired and goodwill were as follows:
Purchase consideration (cash paid)		124
Less: fair value of net assets acquired – shown as below		(169)

Negative goodwill recognised directly in the income statement (Note 10(a))		(45)

The assets and liabilities arising from the acquisition were as follows:

	Fair value	Book value
	HK$ millions	HK$ millions

Fixed assets	137	246
Other intangible assets – customer base	48	–
Deferred tax liabilities	(16)	–

Net assets acquired	169	246

Partner Communications had negotiated a price which was lower than the fair value of the net assets acquired determined based on the valuation performed by an independent consulting firm, and recognised negative goodwill of HK$45 million (Note 10(a)), being the excess of the net assets acquired over the purchase consideration, directly in the income statement. The negative goodwill resulted from Med-1 operating in a highly competitive market and lacking the economy of scale enjoyed by its competitors. In addition, Med-1 was limited in its ability to dispose of its transmission business due to the regulatory barrier pertaining to the industry in which it operates.

(c)	Acquisition of Spacetel

On 5 October 2006, Hutchison Essar completed the acquisition of 100% shareholding in Spacetel, a company that had licence applications for the licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, Jammu and Kashmir. In December 2006, Hutchison Essar received licences from the Department of Telecommunications of India for six of the licence areas, namely North East, Himachal Pradesh, Bihar, Orissa, Assam, Jammu and Kashmir.

HK$ millions

Details of net liabilities acquired and goodwill were as follows:
Purchase consideration (cash paid)	43
Less: fair value of net liabilities acquired – shown as below	10

Goodwill	53

APPENDIX I	ACCOUNTANT’S REPORT

38.	Business Combinations (continued)

(c)	Acquisition of Spacetel (continued)

The assets and liabilities arising from the acquisition were as follows:

	Fair value	Book value
	HK$ millions	HK$ millions

Fixed assets	32	32
Cash and cash equivalents	1	1
Trade and other receivables	3	3
Trade and other payables	(46)	(46)

Net liabilities acquired	(10)	(10)

The goodwill was attributable to the premium paid for acceleration of the business into the remaining seven licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, Jammu and Kashmir where Hutchison Essar was not operating at then.

(d)	Impact of business combinations

The business combinations which occurred during the year ended 31 December 2006 ((a) to (c) above) contributed turnover of HK$1,326 million and loss for the period of HK$279 million to the Group.

39.	Statements of Financial Position of the Company, Unconsolidated

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

ASSETS
Current assets
Cash and cash equivalents	14	30	1,069	141
Other receivables and prepayments	4	5	10	1
Amounts due from subsidiaries (Note (b))	216	743	1,354	3,371
Loans to subsidiaries (Note (c))	19,005	19,073	18,352	18,364

Total current assets	19,239	19,851	20,785	21,877

Non-current assets
Investments in subsidiaries, at costs	3,400	3,400	3,400	3,400

Total assets	22,639	23,251	24,185	25,277

APPENDIX I	ACCOUNTANT’S REPORT

39.	Statements of Financial Position of the Company, Unconsolidated (continued)

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2009

LIABILITIES
Current liabilities
Amounts due to subsidiaries (Note (b))	94	330	1,346	–
Amounts due to a related company (Note (d))	–	–	–	5
Amounts due to fellow subsidiaries (Note (e))	–	–	4	–
Accrued expenses and other payables	22	19	13	20

Total current liabilities	116	349	1,363	25

Non-current liabilities
Amounts due to a related company (Note (f))	–	–	–	2,228

Total liabilities	116	349	1,363	2,253

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital (Note 29(b))	1,191	1,195	1,204	1,204
Reserves (Note (g))	21,332	21,707	21,618	21,820

Total equity	22,523	22,902	22,822	23,024

Total equity and liabilities	22,639	23,251	24,185	25,277

Net current assets	19,123	19,502	19,422	21,852

Total assets less current liabilities	22,523	22,902	22,822	25,252

Notes:

(a)	The Company was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability.

(b)	Amounts due from/to subsidiaries are unsecured, interest free and repayable on demand.

(c)	As at 31 December 2006, 2007 and 2008 and 30 June 2009, the loans to subsidiaries are unsecured, interest free and repayable on demand.

(d)	Amounts due to a related company are unsecured, interest free and repayable on demand.

(e)	Amounts due to fellow subsidiaries are unsecured, interest free and repayable on demand.

(f)	Non-current amounts due to a related company

		As at 31 December			As at 30 June
HK$ millions	Note	2006	2007	2008	2009

Loan due to a related company	36(c)	–	–	–	2,262
Unamortised upfront fee on a loan due to a related company	36(c)	–	–	–	(34)

		–	–	–	2,228

APPENDIX I	ACCOUNTANT’S REPORT

39.	Statements of Financial Position of the Company, Unconsolidated (continued)

(f)	Non-current amounts due to a related company (continued)

On 25 November 2008, the Company was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL. In April 2009, the facility was amended and restated, pursuant to which the maximum aggregate amount available to the Group was amended to US$1,790 million (approximately HK$13,872 million). During the six months ended 30 June 2009, an aggregate of US$290 million (approximately HK$2,262 million) were drawn from the facility and the undrawn facility of US$280 million under the first tranche expired on 14 May 2009. As at 30 June 2009, the loan due to the related company was US$290 million (approximately HK$2,262 million), which is secured, interest bearing and with final maturity date on 15 November 2011. Details of the facility are set out in Note 36(c)(ii).

(g)	Reserves

HK$ millions	Share premium	Accumulated losses	Fair value and other reserves	Total

As at 1 January 2006	21,187	(38)	53	21,202
Issuance of ordinary shares arising from exercise of employee share options	154	–	(41)	113
Loss for the year	–	(60)	–	(60)
Employee share option scheme – value of services provided	–	–	77	77

As at 31 December 2006	21,341	(98)	89	21,332

As at 1 January 2007	21,341	(98)	89	21,332
Issuance of ordinary shares arising from exercise of employee share options	169	–	(78)	91
Profit for the year	–	32,327	–	32,327
Dividend paid	–	(32,234)	–	(32,234)
Employee share option scheme – value of services provided	–	–	191	191

As at 31 December 2007	21,510	(5)	202	21,707

As at 1 January 2008	21,510	(5)	202	21,707
Issuance of ordinary shares arising from exercise of employee share options	303	–	(248)	55
Profit for the year	–	33,488	–	33,488
Dividend paid	–	(33,700)	–	(33,700)
Employee share option scheme – value of services provided	–	–	68	68

As at 31 December 2008	21,813	(217)	22	21,618

APPENDIX I	ACCOUNTANT’S REPORT

39.	Statements of Financial Position of the Company, Unconsolidated (continued)

(g)	Reserves (continued)

HK$ millions	Share premium	Accumulated losses	Fair value and other reserves	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

As at 1 January 2008	21,510	(5)	202	21,707
Issuance of ordinary shares arising from exercise of employee share options	38	–	(32)	6
Loss for the period	–	(53)	–	(53)
Employee share option scheme – value of services provided	–	–	48	48

As at 30 June 2008	21,548	(58)	218	21,708

HK$ millions	Share premium	Accumulated losses	Fair value and other reserves	Total

As at 1 January 2009	21,813	(217)	22	21,618
Profit for the period	–	12,608	–	12,608
Interim dividend in specie	–	(12,418)	–	(12,418)
Employee share option scheme – value of services provided	–	–	12	12

As at 30 June 2009	21,813	(27)	34	21,820

APPENDIX I	ACCOUNTANT’S REPORT

40.	List of Principal Subsidiaries

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of equity interest attributable to the Group				Principal activities
				As at 31 December			As at 30 June
				2006	2007	2008	2009

BFKT (Thailand) Limited (Note 1)	Thailand	THB	5,000,000	49%	49%	49%	49%	Network leasing
Hutchison CAT Wireless MultiMedia Limited (Note 1)	Thailand	THB	950,000,000	36%	36%	36%	36%	Marketing of mobile telecommunications services
Hutchison Telecommunications International (HK) Limited	Hong Kong	HK$	2	100%	100%	100%	100%	Provision of management services
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100%	100%	100%	100%	Mobile telecommunications services
Partner Communications Company Ltd.	Israel	NIS	1,582,494	51%	50%	51%	51%	Mobile telecommunications services
PT. Hutchison CP Telecommunications (Note 2)	Indonesia	IDR	649,890,000,000	60%	60%	60%	65%	Mobile telecommunications services

Notes:

1.

In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

2.

In addition to the Group’s 65% beneficial interest in PT. Hutchison CP Telecommunications as disclosed above, the Group also holds call options over 2,274,615 shares in PT. Hutchison CP Telecommunications and is committed to providing financial support to PT. Hutchison CP Telecommunications.

APPENDIX I	ACCOUNTANT’S REPORT

III.	EVENT AFTER THE FINANCIAL POSITION DATE

(a)	Disposal of the Company’s Israeli mobile telecommunications operation (the “Sale Group”)

On 12 August 2009, the Group entered into an agreement to sell its entire shareholding in Partner Communications in Israel, for a total consideration, subject to adjustments, of NIS5,290,960,470 (approximately US$1,381 million) (approximately HK$10,706 million) (the “Transaction”). The consideration is comprised of cash of NIS4,141,960,470 (approximately US$1,081 million) (approximately HK$8,381 million) and a secured debt instrument of US$300 million (approximately HK$2,325 million). The Transaction, subject to certain completion conditions including regulatory approval, is targeted to be completed in the second half of this year. The profit before taxation from disposal on completion of the Transaction (and translation into US$(HK$) is estimated to be approximately US$1,000 million (approximately HK$7,750 million).

The revenue and expenses, assets and liabilities, and cash flows of the Sale Group are set out as follows:

(i)	Revenue and expenses of the Sale Group

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Turnover	9,796	11,650	13,813	6,990	5,610
Cost of inventories sold	(1,415)	(1,915)	(1,829)	(1,049)	(462)
Staff costs	(1,087)	(1,339)	(1,633)	(787)	(786)
Depreciation and amortisation	(1,471)	(1,576)	(1,918)	(1,025)	(623)
Other operating expenses	(4,091)	(4,599)	(5,494)	(2,767)	(2,268)
Profit on disposal of investments and others, net	44	8	3	1	3

Operating profit	1,776	2,229	2,942	1,363	1,474
Interest income	–	–	158	90	59
Interest and other finance costs	(291)	(239)	(469)	(196)	(151)

Profit before taxation	1,485	1,990	2,631	1,257	1,382
Taxation	(527)	(510)	(721)	(350)	(368)

Profit for the year/period	958	1,480	1,910	907	1,014

APPENDIX I	ACCOUNTANT’S REPORT

(a)	Disposal of the Company’s Israeli mobile telecommunications operation (the “Sale Group”) (continued)

(ii)	Assets and liabilities of the Sale Group

	As at 31 December			As at 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	144	293	377	73	328
Trade and other receivables	1,920	2,324	2,337	2,659	2,305
Stocks	235	283	256	271	235
Derivative financial assets	1	18	48	53	27

Total current assets	2,300	2,918	3,018	3,056	2,895

Non-current assets
Fixed assets	3,295	3,478	3,640	3,891	3,733
Goodwill	945	988	1,305	1,333	1,245
Other intangible assets	5,742	5,490	5,037	6,041	4,664
Other non-current assets	511	885	856	990	862

Total non-current assets	10,493	10,841	10,838	12,255	10,504

Total assets	12,793	13,759	13,856	15,311	13,399

LIABILITIES
Current liabilities
Trade and other payables	1,790	2,107	2,300	2,139	2,512
Borrowings	74	47	1,150	449	1,426
Current income tax liabilities	–	95	81	112	13
Derivative financial liabilities	40	37	15	42	33

Total current liabilities	1,904	2,286	3,546	2,742	3,984

Non-current liabilities
Borrowings	4,205	4,072	3,329	4,494	2,506
Amounts due to related companies	10	2	8	3	3
Deferred tax liabilities	697	560	368	556	397
Other non-current liabilities	79	108	170	140	147

Total non-current liabilities	4,991	4,742	3,875	5,193	3,053

Total liabilities	6,895	7,028	7,421	7,935	7,037

APPENDIX I	ACCOUNTANT’S REPORT

(a)	Disposal of the Company’s Israeli mobile telecommunications operation (the “Sale Group”) (continued)

(iii)	Cash flows of the Sale Group

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Cash flows from operating activities
Cash generated from operations	3,084	3,558	5,288	2,475	1,955
Interest received	–	–	10	5	2
Interest and other finance costs paid	(187)	(186)	(462)	(115)	(191)
Taxes Paid	(598)	(620)	(907)	(452)	(405)

Net cash generated from operating activities	2,299	2,752	3,929	1,913	1,361

Cash flows from investing activities
Additions to customer acquisition and retention costs	–	–	–	–	(213)
Purchase of fixed assets	(848)	(985)	(1,176)	(546)	(522)
Purchase of transmission business	(124)	–	–	–	–
Purchase of shares through a share buy-back plan	–	–	(799)	(453)	–
Upfront and fixed periodic payments for telecommunications licences	(1)	(1)	–	–	–

Net cash used in investing activities	(973)	(986)	(1,975)	(999)	(735)

Cash flows from financing activities
Drawing of loan	–	15	384	352	–
Repayment of loan	(728)	(584)	(209)	(228)	(369)
Proceeds from exercise of share options	78	142	47	13	30
Dividends paid	(539)	(1,198)	(2,044)	(1,115)	(404)
Settlement and rollover of derivatives	–	–	(31)	(107)	85

Net cash used in financing activities	(1,189)	(1,625)	(1,853)	(1,085)	(658)

APPENDIX I	ACCOUNTANT’S REPORT

(a)	Disposal of the Company’s Israeli mobile telecommunications operation (the “Sale Group”) (continued)

(iii)	Cash flows of the Sale Group (continued)

	Year ended 31 December			Six months ended 30 June
HK$ millions	2006	2007	2008	2008	2009
				(Unaudited)

Increase/(Decrease) in cash and cash equivalents	137	141	101	(171)	(32)
Cash and cash equivalents at beginning of year/period	7	144	293	293	377
Effect of foreign exchange rate changes	–	8	(17)	(49)	(17)

Cash and cash equivalents at end of year/period	144	293	377	73	328

IV.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Company and its subsidiaries in respect of any period subsequent to 30 June 2009 and up to the date of this report.

Yours faithfully,

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

A.	UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is an illustrative and pro forma consolidated statement of financial position, consolidated income statement and consolidated statement of cash flows of the Remaining Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the disposal of the Company’s entire indirect controlling equity interest, held through subsidiaries, in its Israeli mobile telecommunications operation comprising Partner Communications Company Ltd. and its subsidiaries (the “Transaction”) as if it had taken place on 30 June 2009 for the pro forma consolidated statement of financial position and 1 January 2009 for the pro forma consolidated income statement and consolidated statement of cash flows. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position and financial results of the Remaining Group had the Transaction been completed as at 30 June 2009 and 1 January 2009 respectively or at any future date.

I.	Unaudited Pro Forma Consolidated Statement of Financial Position

HK$ millions	Unadjusted consolidated statement of financial position of the Group as at 30 June 2009	Pro forma adjustments			Pro forma Remaining Group
	Note (a)	Note (b)	Note (c)	Note (d)

ASSETS
Current assets
Cash and cash equivalents	742	(328)	8,071		8,485
Trade and other receivables	4,447	(2,305)		238	2,380
Stocks	283	(235)			48
Derivative financial assets	27	(27)			–

Total current assets	5,499				10,913

Non-current assets
Fixed assets	9,613	(3,733)			5,880
Goodwill	2,473	(1,245)			1,228
Other intangible assets	5,665	(4,664)			1,001
Other non-current assets	2,550	(862)	2,100		3,788

Total non-current assets	20,301				11,897

Total assets	25,800				22,810

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

I.	Unaudited Pro Forma Consolidated Statement of Financial Position (continued)

HK$ millions	Unadjusted consolidated statement of financial position of the Group as at 30 June 2009	Pro forma adjustments			Pro forma Remaining Group
	Note (a)	Note (b)	Note (c)	Note (d)

LIABILITIES
Current liabilities
Trade and other payables	5,645	(2,512)		238	3,371
Borrowings	1,795	(1,426)			369
Current income tax liabilities	25	(13)			12
Derivative financial liabilities	41	(33)			8

Total current liabilities	7,506				3,760

Non-current liabilities
Borrowings	2,699	(2,506)			193
Amounts due to related companies	–	(3)	3		–
Deferred tax liabilities	397	(397)			–
Other non-current liabilities	3,982	(147)			3,835

Total non-current liabilities	7,078				4,028

Total liabilities	14,584				7,788

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,204				1,204
Reserves	7,521	(3,871)	2,264		13,818
			7,904

	8,725				15,022
Minority interest	2,491	(2,491)			–

Total equity	11,216				15,022

Total equity and liabilities	25,800				22,810

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

II.	Unaudited Pro Forma Consolidated Income Statement

HK$ millions	Unadjusted consolidated income statement of the Group for the six months ended 30 June 2009	Pro forma adjustments		Pro forma Remaining Group
	Note (a)	Note (e)	Note (f)

Continuing operations:
Turnover	6,411	(5,610)		801
Cost of inventories sold	(467)	462		(5)
Staff costs	(953)	786		(167)
Depreciation and amortisation	(854)	623		(231)
Other operating expenses	(3,874)	2,268		(1,606)
Profit on disposal of investments and others, net	236	(3)	7,973	8,206

Operating profit	499			6,998
Interest income	61	(59)		2
Interest and other finance costs	(402)	151		(251)

Profit before taxation	158			6,749
Taxation	(379)	368		(11)

(Loss)/Profit for the period from continuing operations	(221)			6,738

Discontinued operations:
Profit for the period from discontinued operations	196			196

(Loss)/Profit for the period	(25)			6,934

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

III.	Unaudited Pro Forma Consolidated Statement of Cash Flows

HK$ millions	Unadjusted consolidated statement of cash flows of the Group for the six months ended 30 June 2009	Pro forma adjustments		Pro forma Remaining Group

	Note (a)	Note (g)	Note (h)

Cash flows from operating activities
Cash generated from/(used in) continuing operations	685	(1,955)		(1,270)
Interest received	4	(2)		2
Interest and other finance costs paid	(284)	191		(93)
Taxes paid	(418)	405		(13)

Net cash used in operating activities of continuing operations	(13)			(1,374)

Cash generated from discontinued operations	1,102			1,102
Interest and other finance costs paid	(15)			(15)

Net cash generated from operating activities of discontinued operations	1,087			1,087

Net cash generated from/(used in) operating activities	1,074			(287)

Cash flows from investing activities
Continuing operations:
Additions to customer acquisition and retention costs	(213)	213		–
Advanced payments for network rollout, included in other receivables and prepayments	(178)			(178)
Increase in interest in a subsidiary	(468)			(468)
Purchase of fixed assets	(1,458)	522		(936)
Proceeds from disposal of assets held for sale	111			111
Proceeds from disposal of fixed assets	1			1
Proceeds from disposal of subsidiaries, net of cash disposal of	–		7,711	7,711
Proceeds from disposal of base station tower sites	262			262
Upfront and fixed periodic payments for telecommunications licences	(245)			(245)

Net cash (used in)/generated from investing activities of continuing operations	(2,188)			6,258

Discontinued operations:
Cash used in investing activities	(861)			(861)
Cash and cash equivalents of subsidiaries disposed of via distribution in specie	(217)			(217)

Net cash used in investing activities of discontinued operations	(1,078)			(1,078)

Net cash (used in)/generated from investing activities	(3,266)			5,180

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

III.	Unaudited Pro Forma Consolidated Statement of Cash Flows (continued)

HK$ millions	Unadjusted consolidated statement of cash flows of the Group for the six months ended 30 June 2009	Pro forma adjustments		Pro forma Remaining Group

	Note (a)	Note (g)	Note (h)

Cash flows from financing activities
Continuing operations:
Net decrease in borrowings	(1,454)			(1,454)
Dividends paid to minority shareholders	(186)	404		218
Drawing of loan from a related company	2,262			2,262
Upfront fee on loan from a related company	(39)			(39)
Drawing of loan from minority shareholders	2	369		371
Proceeds from exercise of share options of a subsidiary	30	(30)		–
Settlement and rollover of derivatives	85	(85)		–

Net cash generated from financing activities of continuing operations	700			1,358

Discontinued operations:
Net decrease in borrowings	(279)			(279)

Net cash used in financing activities of discontinued operations	(279)			(279)

Net cash generated from financing activities	421			1,079

(Decrease)/Increase in cash and cash equivalents	(1,771)	32	7,711	5,972
Cash and cash equivalents at beginning of period	2,525			2,525
Effect of foreign exchange rate changes	(12)			(12)

Cash and cash equivalents at end of period	742			8,485

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

IV.	Notes to the Unaudited Pro Forma Financial Information

(a)

The unadjusted consolidated statement of financial position of the Group as at 30 June 2009, and the unadjusted consolidated income statement and unadjusted consolidated statement of cash flows of the Group for the six months ended 30 June 2009 are extracted from the accountant’s report set out in Appendix I of this circular.

(b)	The adjustment reflects the de-consolidation of the assets and liabilities of the Sale Group, assuming that the Transaction had taken place on 30 June 2009.

(c)

The adjustment reflects (i) the Base Purchase Price for the Company’s economic interests in the Sale Group, consisting of cash payment in the amount of NIS4,141,960,470 (approximately US$1,081 million or HK$8,381 million), less expenses of US$40 million (approximately HK$310 million), and a secured debt instrument of US$300 million (approximately HK$2,325 million), less provision of US$29 million (approximately HK$225 million), and (ii) the estimated gain before tax of US$1,020 million (approximately HK$7,904 million) resulting from the Transaction, calculated after deducting the carrying value (including goodwill) of the Sale Group as at 30 June 2009, assuming that the Transaction had taken place on 30 June 2009.

(d)	The adjustment reflects the dividend receivable from the Sale Group after de-consolidation of the results of the Sale Group for the six month ended 30 June 2009.

(e)	The adjustment reflects the de-consolidation of the results of the Sale Group for the six months ended 30 June 2009, assuming that the Transaction had taken place on 1 January 2009.

(f)

The adjustment reflects the estimated gain before tax of US$1,029 million (approximately HK$7,973 million) resulting from the Transaction, calculated based on the net consideration of US$1,312 million (approximately HK$10,171 million) and the carrying value (including goodwill) of the Sale Group as at 1 January 2009, assuming that the Transaction had taken place on 1 January 2009.

(g)	The adjustment reflects the exclusion of the cash flows of the Sale Group for the six months ended 30 June 2009, assuming that the Transaction had taken place on 1 January 2009.

(h)

The adjustment of US$995 million (approximately HK$7,711 million) reflects the cash and cash equivalents adjustment of HK$8,071 million, as explained in Note (c) above, less cash of the Sale Group disposed of US$46 million (approximately HK$360 million), assuming that the Transaction had taken place on 1 January 2009.

(i)	The final amount of consideration, assets and liabilities of the Sale Group and the gain from the Transaction will be different from those amounts as presented above.

(j)	No adjustment has been made to reflect any result or other transactions of the Group and the Sale Group entered into subsequent to 30 June 2009.

(k)

The tax regulations applicable to the holding by our subsidiary, Advent Investments Pte Ltd (“Advent”) of its shares in Partner Communications Company Ltd. provide that upon disposal of that holding, no tax on any gain is payable by Advent. It is possible that relevant authorities may seek to deny this position and should they prevail totally, some tax in an amount of not more than US$160 million may be payable.

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

B.	REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

ACCOUNTANT’S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

TO THE DIRECTORS OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

We report on the unaudited pro forma financial information of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) set out on pages II-1 to II-6 under the heading of “Unaudited Pro Forma Financial Information” (the “Unaudited Pro Forma Financial Information”) in Appendix II of the Company’s circular dated 27 August 2009 (the “Circular”) in connection with the disposal of the entire controlling equity interest in Partner Communications Company Ltd. by Advent Investments Pte Ltd, an indirect wholly-owned subsidiary of the Company (the “Transaction”). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Transaction might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-6 of the Circular.

Respective Responsibilities of Directors of the Company and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountant’s Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted consolidated financial position of the Group as at 30 June 2009, unadjusted consolidated income statement and unadjusted consolidated statement of cash flows of the Group for the six months ended 30 June 2009 with the financial information of the Group as at and for the six months ended 30 June 2009 as set out in Appendix I of this Circular, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgments and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

–	the financial position of the Group as at 30 June 2009 or any future date, or

–	the results and cash flows of the Group for the six months ended 30 June 2009 or any future periods.

Opinion

In our opinion:

a)	the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b)	such basis is consistent with the accounting policies of the Group; and

c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 27 August 2009

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

A.	INDEBTEDNESS

Borrowings

At the close of business on 31 July 2009, being the latest practicable date for the purpose of this statement of indebtedness prior to the printing of this circular, the Group had total borrowings as follows:

As at 31 July 2009
HK$ millions

Current
Bank loans	375
Other loans	30
Notes and debentures	1,464

1,869

Non-current
Other loans	202
Notes and debentures	2,572

2,774

Total borrowings	4,643

The Group’s borrowings are repayable as follows:

As at 31 July 2009
HK$ millions

Bank loans
Not later than 1 year	375

Other loans
Not later than 1 year	30
After 1 year, but within 2 years	28
After 2 years, but within 5 years	62
After 5 years	112

Notes and debentures
Not later than 1 year	1,464
After 1 year, but within 2 years	1,468
After 2 years, but within 5 years	1,104

Total borrowings	4,643

– III-1 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

A.	INDEBTEDNESS (CONTINUED)

Borrowings (continued)

Included in the other loans are obligations under finance lease repayable as follows:

As at 31 July 2009
HK$ millions

Finance lease obligations – minimum lease payments:
Not later than 1 year	32
After 1 year, but within 2 years	32
After 2 years, but within 5 years	82
After 5 years	238

384
Future finance charges on finance lease obligations	(152)

Present value of finance lease obligations	232

The present value of finance lease obligations is as follows:
Not later than 1 year	30
After 1 year, but within 2 years	28
After 2 years, but within 5 years	62
After 5 years	112

232

The Group’s outstanding borrowings are denominated in the following currencies:

As at 31 July 2009
HK$ millions

New Israeli Shekels	4,080
Thai Baht	305
US dollars	258

4,643

– III-2 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

A.	INDEBTEDNESS (CONTINUED)

Borrowings (continued)

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

	Maturity Date	As at 31 July 2009
		HK$ millions

Unsecured bank loans
Fixed, 1.45% per annum	2009	32
Variable, 2.07% – 2.57% per annum	2009 – 2010	343

Other unsecured loans
Finance lease obligations	2011 – 2023	232

Notes and debentures
Variable, 6.35% per annum	2012	4,036

Total borrowings		4,643
Less: Total borrowings repayable within twelve months		(1,869)

Total non-current borrowings		2,774

As at 31 July 2009, total borrowings of HK$39 million were guaranteed by members of Hutchison Whampoa Limited (“HWL”) group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability.

As at 31 July 2009, no fixed assets and current assets of the Group were used as collateral for the Group’s borrowings. As at 31 July 2009, the Group had total current borrowings of HK$1,869 million and total non-current borrowings of HK$2,774 million, none of the Group’s current borrowings and non-current borrowings as at 31 July 2009 were secured.

Loan due to a related company

In addition, as at 31 July 2009, a loan due to an indirect subsidiary of HWL was US$290 million (approximately HK$2,262 million), bearing interest at LIBOR + 2.45% per annum, and is repayable on 15 November 2011. The loan is secured by the assets, rights and business and the issued share capital of the Company and certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries.

Contingent liabilities

As at 31 July 2009, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$6 million.

– III-3 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

A.	INDEBTEDNESS (CONTINUED)

Contingent liabilities (continued)

(b)

a total of 16 claims against the Group’s subsidiary in Israel, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

Amount of claim
In approximate HK$ millions

Alleged violation of antitrust law	240
Alleged consumer complaints	4,303
Alleged unauthorised erection of cellular antennas, causing environmental damages	2,000

As at 31 July 2009, the Group has made a provision of NIS2.5 million (approximately HK$5 million), based on its estimate of the amount that may be required to settle two claims in an aggregate amount of approximately NIS74 million (approximately HK$148 million). Save for the aforesaid provision, the Group has made no other provisions for the remaining claims.

(c)

a claim of approximately NIS42.5 million (approximately HK$85 million) by the Ministry of Communications in Israel (the “MoC”) in respect of the past use of certain frequency band by the Group’s subsidiary in Israel pursuant to an agreement made between this subsidiary and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MoC. As at 31 July 2009, the Group has made a provision of NIS26 million (approximately HK$52 million) in respect of this claim.

Disclaimer

Save as aforesaid and apart from inter-group liabilities, the Group did not have any debt securities, any other outstanding loan capital, any other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptance (other than normal trade bills) or other similar indebtedness, debentures, mortgages, charges, loans, acceptance credits, hire purchase commitments, guarantees or other material contingent liabilities at the close of business on 31 July 2009.

For the purpose of the above statement of indebtedness, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 July 2009.

B.	WORKING CAPITAL

Taking into account the financial resources available to the Group, including internally generated funds, available facilities from banks and HWL group and the estimated net proceeds from the Transaction, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this circular.

– III-4 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

C.	FINANCIAL AND TRADING PROSPECTS

On completion of the Transaction, the Group will cease to be engaged in the mobile telecommunications and related businesses and the fixed-line telecommunications business in Israel. The Group will continue to engage in the mobile telecommunications and related businesses in Thailand, Indonesia, Vietnam, and Sri Lanka.

D.	NO MATERIAL ADVERSE CHANGE

The Directors confirm that they have conducted sufficient due diligence to ensure that from 30 June 2009 to the date of this circular, there has been no material adverse change in the financial position or prospects of the Group and that there is no event since 30 June 2009 which would materially affect the information shown in the Accountant’s Report.

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP

(i)	Liquidity and financial resources of the Remaining Group

As at 31 December 2006, 2007 and 2008, and 30 June 2009, the net debt/(cash) of the Remaining Group was as follows:

	As at 31 December 2006
	Total debts	Cash and cash equivalents	Net debt/ (cash)
	HK$ millions	HK$ millions	HK$ millions

Indonesia	407	264	143
Thailand	8,681	35	8,646
Others	–	113	(113)

	9,088	412	8,676

	As at 31 December 2007
	Total debts	Cash and cash equivalents	Net debt/ (cash)
	HK$ millions	HK$ millions	HK$ millions

Indonesia	1,808	754	1,054
Thailand	404	43	361
Others	–	35,238	(35,238)

	2,212	36,035	(33,823)

– III-5 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP (CONTINUED)

(i)	Liquidity and financial resources of the Remaining Group (continued)

	As at 31 December 2008
	Total debts	Cash and cash equivalents	Net debt/ (cash)
	HK$ millions	HK$ millions	HK$ millions

Indonesia	948	27	921
Thailand	358	13	345
Others	–	1,836	(1,836)

	1,306	1,876	(570)

	As at 30 June 2009
	Total debts	Cash and cash equivalents	Net debt
	HK$ millions	HK$ millions	HK$ millions

Indonesia	220	54	166
Thailand	342	8	334
Others	2,262	353	1,909

	2,824	415	2,409

The Remaining Group’s cash and cash equivalents, as a percentage of its total cash and cash equivalents, as at 31 December 2006, 2007 and 2008, and 30 June 2009 were denominated as follows:

	HK$	USD	THB	Others	Total

31 December 2006	7.6%	70.6%	8.4%	13.4%	100.0%

31 December 2007	0.1%	99.7%	0.1%	0.1%	100.0%

31 December 2008	12.9%	83.5%	0.7%	2.9%	100.0%

30 June 2009	2.5%	78.5%	1.9%	17.1%	100.0%

– III-6 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP (CONTINUED)

(i)	Liquidity and financial resources of the Remaining Group (continued)

As at 31 December 2006, 2007 and 2008, and 30 June 2009, the Remaining Group’s total debts were denominated and repayable as follows:

As at 31 December 2006	JPY	USD	THB	Total
Within 1 year	72.4%	0.4%	21.7%	94.5%
In year 2	–	4.9%	–	4.9%
In year 3	–	0.4%	–	0.4%
In year 4	–	0.2%	–	0.2%

	72.4%	5.9%	21.7%	100.0%

As at 31 December 2007		USD	THB	Total
Within 1 year		1.7%	14.0%	15.7%
In year 2		83.4%	–	83.4%
In year 3		0.9%	–	0.9%

		86.0%	14.0%	100.0%

As at 31 December 2008		USD	THB	Total
Within 1 year		75.4%	23.1%	98.5%
In year 2		1.5%	–	1.5%

		76.9%	23.1%	100.0%

As at 30 June 2009		USD	THB	Total
Within 1 year		2.3%	10.8%	13.1%
In year 2		0.8%	–	0.8%
In year 3		80.9%	–	80.9%
In year 4		0.7%	–	0.7%
In year 5		0.6%	–	0.6%
Beyond 5 years		3.9%	–	3.9%

		89.2%	10.8%	100.0%

As at 31 December 2006, 2007 and 2008, and 30 June 2009, the ratios of the Remaining Group’s total debts to total assets were 95%, 5%, 11%, and 23%, respectively.

As at 31 December 2006, 2007 and 2008, all of the Remaining Group’s total debts bore interest at floating rates. As at 30 June 2009, approximately 92.2% of its total debts bore interest at floating rates and the remaining 7.8% were at fixed rates.

– III-7 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP (CONTINUED)

(i)	Liquidity and financial resources of the Remaining Group (continued)

The Remaining Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to the Remaining Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Remaining Group’s financial assets and liabilities denominated in a currency that is not the entity’s functional currency. The Remaining Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Remaining Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Remaining Group for speculative purposes.

As at 31 December 2006, the Remaining Group had currency swaps and forward foreign exchange contracts with banks to swap Japanese Yen borrowings of JPY101,676 million or HK$6,578 million. These arrangements were closed out during 2007.

As at 31 December 2007, the Remaining Group had forward foreign exchange contracts with banks to swap US dollar loans to subsidiaries of US$1,095 million or HK$8,539 million into Thai Baht borrowings to match currency exposure of its Thailand operation. On 1 January 2008, these forward foreign exchange contracts were designated as cash flow hedges of the foreign exchange risk in the Remaining Group’s Thailand operation and were subsequently closed out during 2008.

As at 31 December 2006, 2007 and 2008, and 30 June 2009, the Remaining Group had currency swap arrangements with banks to swap the US dollar borrowings of US$17 million or HK$131 million, US$12 million or HK$97 million, US$8 million or HK$59 million, and US$5 million or HK$39 million, respectively, into Thai Baht borrowings to match currency exposure of the underlying business.

As at 31 December 2006, 2007 and 2008, and 30 June 2009, total borrowings of HK$8,042 million, HK$182 million, HK$69 million, and HK$39 million, respectively were guaranteed by members of HWL group in respect of loans to the Remaining Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Remaining Group has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group for the years ended 31 December 2006, 2007 and 2008, and six months ended 30 June 2008 and 2009 in respect of these borrowings were HK$95 million, HK$54 million, HK$10 million, HK$3 million, and HK$1 million, respectively.

– III-8 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP (CONTINUED)

(i)	Liquidity and financial resources of the Remaining Group (continued)

As at 31 December 2006, 2007 and 2008, certain fixed assets and current assets of certain subsidiaries of the Remaining Group were used as collateral for certain borrowings. As at 31 December 2006, 2007 and 2008, these fixed assets had carrying values of Nil, HK$1,887 million, and HK$1,131 million, respectively, and current assets had carrying values of HK$39 million, HK$108 million, and HK$14 million, respectively. As at 30 June 2009, no fixed assets and current assets of the Remaining Group were used as collateral for its borrowings.

As at 31 December 2006, 2007 and 2008, HK$407 million, HK$1,807 million and HK$948 million of the Remaining Group’s borrowings were secured. None of the Remaining Group’s borrowings as at 30 June 2009 were secured.

In addition, the Remaining Group was granted a senior secured term loan/revolving credit facility, as amended and restated in April 2009 from the original facility dated November 2008, from an indirect subsidiary of HWL, in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at LIBOR + 2.45% per annum with final maturity on 15 November 2011. There is an upfront fee of US$5 million (approximately HK$39 million) and a commitment fee of 0.20% per annum on the daily undrawn balance of the facility. The facility is secured by the assets, rights and business and the issued share capital of the Company and certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries in the Remaining Group. The undrawn facility of US$280 million under the first tranche was expired on 14 May 2009. As at 30 June 2009, the loan due to the related company was US$290 million (approximately HK$2,262 million) which is repayable on 15 November 2011, while the undrawn facility in the maximum aggregate amount of US$1,220 million (approximately HK$9,455 million) is available to the Remaining Group until on week before the final maturity date of 15 November 2011.

(ii)	Contingent liabilities of the Remaining Group

As at 31 December 2006, the Remaining Group did not have any contingent liabilities. As at 31 December 2007 and 2008, and 30 June 2009, the Remaining Group had performance guarantees amounting to approximately HK$3 million, HK$6 million, and HK$6 million, respectively.

– III-9 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP (CONTINUED)

(iii)	Capital structure of the Remaining Group

There was no change in the capital structure of the Remaining Group during the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009.

During 2006, 12,417 thousand share options were lapsed and 13,426 thousand share options were exercised. All of the 50,457 thousand share options outstanding as at 31 December 2006 expire on 7 August 2015.

During 2007, 13,850 thousand share options were granted, while 333 thousand share options were lapsed and 16,191 thousand share options were exercised. Out of the 47,783 thousand share options outstanding as at 31 December 2007, 33,933 thousand and 13,850 thousand share options expire on 7 August 2015 and 22 November 2017, respectively.

During 2008, 9,383 thousand share options were granted, while 2,450 thousand share options and 4,383 thousand share options were lapsed and cancelled respectively. 32,183 thousand share options were exercised during the year. Out of the 18,150 thousand share options outstanding as at 31 December 2008, 8,767 thousand, 5,000 thousand and 4,383 thousand share options expire on 22 November 2017, 11 December 2018 and 14 December 2018, respectively.

During the six months period ended 30 June 2009, 4,750 thousand share options were lapsed, while 13,400 thousand share options were cancelled and re-granted. All of the 13,400 thousand share options outstanding as at 30 June 2009 expire on 31 May 2019.

During the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the years/period.

(iv)	Acquisition or disposal of subsidiaries or associates

Other than the disposal of its mobile telecommunications operations in India in 2007 and Ghana in 2008, and also the disposal of its mobile telecommunications and related business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong by way of distribution in specie in May 2009, there was no significant acquisition or disposal of subsidiaries or associates undertaken by the Remaining Group during the six months ended 30 June 2009.

(v)	Segmental information

The Remaining Group’s principal operating segments for the years ended 31 December 2006, 2007 and 2008, and for the six months ended 30 June 2009 included mobile telecommunications businesses in Indonesia and Thailand.

For the years ended 31 December 2006, 2007 and 2008, and for the six months ended 30 June 2009, turnover for the Remaining Group was principally contributed by the business in Thailand which amounted to HK$1,017 million, HK$973 million, HK$1,192 million and HK$525 million, representing 89%, 74%, 71% and 66% of the turnover for the Remaining Group for the same periods, respectively.

– III-10 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP (CONTINUED)

(v)	Segmental information (continued)

Our Indonesia business launched its service in 2007 and generated HK$117 million, HK$315 million and HK$223 million of turnover for the years ended 31 December 2007 and 2008, and for the six months ended 30 June 2009, respectively.

Our Corporate, Sri Lanka and Vietnam, which launched its service in 2007, are not disclosed separately but are included in the “Others” segment due to their insignificant financial results. These businesses collectively generated turnover of HK$124 million, HK$229 million, HK$178 million and HK$53 million, respectively, for the years ended 31 December 2006, 2007 and 2008, and for the six months ended 30 June 2009.

The operating (loss)/profit from the Thailand business amounted to HK$(501) million, HK$(4,462) million, HK$80 million and HK$39 million for the years ended 31 December 2006, 2007 and 2008, and for the six months ended 30 June 2009, respectively, compared to the Remaining Group’s operating (loss)/profit of HK$(805) million, HK$(5,676) million, HK$325 million and HK$(974) million in the respective periods.

The operating (loss)/profit from the Indonesia business amounted to HK$(124) million, HK$(626) million, HK$810 million and HK$(722) million for the years ended 31 December 2006, 2007 and 2008, and for the six months ended 30 June 2009, respectively.

The operating loss from the “Others” segment were HK$180 million, HK$588 million, HK$565 million and HK$291 million, respectively, for the years ended 31 December 2006, 2007 and 2008, and for the six months ended 30 June 2009.

(vi)	Staff

At the end of December 2006, 2007 and 2008, and June 2009, the Remaining Group’s team of worldwide staff stood at over 1,800, 2,000, 2,000, and 2,000, respectively.

In meeting its objectives, the Remaining Group seeks to attract talented individuals who will contribute to the Remaining Group’s businesses around the world. At the same time, its commitment to rapid growth and cutting-edge technology means that staff are able to gain exposure to the latest technology and evolving market conditions while enjoying ample opportunities for personal growth and development. The Remaining Group also promotes the sharing of cross-cultural experiences to build a diverse ethnic and cultural workforce. In addition to growing with the Remaining Group, staff also have the opportunity to extend their knowledge beyond local boundaries and gain exposure to global services and practices.

The salary and benefit levels of the Remaining Group’s employees are kept at a competitive level and employees are rewarded on a performance related basis within the general framework of the Remaining Group’s salary and bonus system, which is designed by reference to the salaries paid by comparable companies, responsibilities of the relevant employees and employment conditions elsewhere in the Remaining Group, and is reviewed annually. The Company offers equity-linked compensation elements appropriate to its market. A wide range of benefits including medical coverage, provident funds, retirement plans and long service awards are also provided to employees.

– III-11 –

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP (CONTINUED)

(vi)	Staff (continued)

The Remaining Group is also aware of the value of maintaining staff satisfaction. With over 20 years’ of experience and a focus on staff development, it has been able to cultivate an excellent staff morale and motivation, resulting in the Remaining Group’s ability to maintain its impressive performance.

F.	ACCOUNTING ISSUE UNDER REVIEW BY THE U.S. SECURITIES AND EXCHANGE COMMISSION

As part of its periodic review of company filings, the U.S. Securities and Exchange Commission (“SEC”) sent the Company comments in August 2008 regarding the Company’s Annual Report on Form 20-F for the year ended 31 December 2007. A major comment that remains unresolved relates to the accounting treatment of sale and leaseback transactions for base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications, in 2008. These transactions were disclosed as a subsequent event in the Company’s 2007 accounts, and details of the transactions and the applicable accounting treatment are disclosed in the 2008 Annual Report, 2009 Interim Report and Note 10(c) to the financial information in the Accountant’s Report on page I-48 of this circular. The Company believes the accounting treatment it adopted is appropriate, and is continuing to engage with and provide further requested information to the SEC. The Company cannot predict the outcome of this review, and there is a risk that an adjustment to the Company’s accounts may be required in order to account for the sale and leaseback transactions as a finance lease. If the Company were required to account for the sale and leaseback transactions as a finance lease, the Company would not recognise a gain from the sales of the base station tower sites or an operating lease expense. Instead, the Company would be required to recognise the leased assets and the related finance lease obligations on the consolidated statement of financial position and to recognise depreciation expense on the leased assets and an interest element of the lease payments as interest expense.

– III-12 –

APPENDIX IV	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against the Company or any of its subsidiaries.

(a)	A total of 14 claims against Partner, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

Amount of claim (in approximate HK$ millions)

Alleged violation of antitrust law	240
Alleged consumer complaints	1,625
Alleged unauthorised erection of cellular antennas, causing environmental damages	2,000

As at 31 July 2009, Partner has made a provision of NIS2.5 million (approximately HK$5 million), based on its estimate of the amount that may be required to settle two claims in an aggregate amount of approximately NIS74 million (approximately HK$148 million). Save for the aforesaid provision, neither the Company nor Partner has made any other provisions for the remaining claims.

The Company and Partner are also aware of two pending or threatened claims against Partner together with other telecommunications operators in Israel, each with a motion to certify as class action. The first such claim is in the amount of NIS347 million (approximately HK$694 million). The amount of the second claim is not known to the Company and Partner as of the Latest Practicable Date.

(b)

A claim of approximately NIS42.5 million (approximately HK$85 million) by the MoC in respect of the past use of certain frequency band by Partner pursuant to an agreement made between Partner and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MoC. As at 31 July 2009, Partner has made a provision of NIS26 million (approximately HK$52 million) in respect of this claim.

For the purpose of the above Litigation section, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 July 2009.

APPENDIX IV	GENERAL INFORMATION

3.	DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES IN AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares in and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares in and debentures of the Company

Long positions in the Shares/underlying shares of the Company

				Number of underlying
				shares held
						Approximate
Name of Director /		Nature of	Number of		in share	% of
Alternate Director	Capacity	interests	Shares held	in ADSs	options	shareholding

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	–	–	0.025%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	–	–	0.005%

Frank John Sixt	Beneficial owner	Personal interest	–	255,000	–	0.005%
				(Note 2)

Lui Dennis Pok Man	Beneficial owner	Personal interest	9,100,000	–	–	0.189%

Christopher John Foll	Beneficial owner	Personal interest	–	–	5,000,000	0.104%
					(Note 3)

Chan Ting Yu	Beneficial owner	Personal interest	3,433,333	–	–	0.071%

John W Stanton	Interest held jointly with spouse	Other interest	–	105,000 (Note 4)	–	0.002%

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	2,333,333	–	–	0.048%

Notes:

1.	Such Shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.

2.	17,000 ADSs (each representing 15 Shares) were held by Mr Frank John Sixt.

3.

Such interests are directors’ interests in underlying shares in respect of the share options granted under the Share Option Scheme, the details of which are set out in the section entitled “Director’s rights to acquire Shares” on page IV-4.

4.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr John W Stanton and his spouse.

APPENDIX IV	GENERAL INFORMATION

(II)	Interests and short positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Long positions in the shares, underlying shares in, and debentures of the associated corporations of the Company

Mr Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in HWL;

(ii)

5,100,000 ordinary shares, representing approximately 0.038% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 1,202,380 ordinary shares, representing approximately 0.025% of the then issued share capital, in HTHKH;

(v)	corporate interests in 225,000 American depositary shares (each representing one ordinary share), representing approximately 0.146% of the then issued share capital, in Partner; and

(vi)

corporate interests in (a) a nominal amount of US$1,216,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; and (b) a nominal amount of US$4,000,000 in the 7.625% Note due 2019 issued by Hutchison Whampoa International (09) Limited.

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in (i) 150,000 ordinary shares, representing approximately 0.004% of the then issued share capital, in HWL; and (ii) 250,000 ordinary shares, representing 0.005% of the then issued share capital, in HTHKH.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; (ii) 1,000,000 ordinary shares, representing approximately 0.007% of the then issued share capital, in HTAL; and (iii) 17,000 American depositary shares (each representing 15 ordinary shares), representing approximately 0.005% of the then issued share capital, in HTHKH.

Mr Lui Dennis Pok Man in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 9,100,000 ordinary shares, representing approximately 0.189% of the then issued share capital, in HTHKH.

Mr Chan Ting Yu in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 3,433,333 ordinary shares, representing approximately 0.071% of the then issued share capital, in HTHKH.

APPENDIX IV	GENERAL INFORMATION

Mr John W Stanton had, as at the Latest Practicable Date, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse;

(ii)	6,600 ordinary shares, representing approximately 0.0002% of the then issued share capital, in HWL held in his capacity as a trustee of a trust; and

(iii)	7,000 American depositary shares (each representing 15 ordinary shares), representing approximately 0.002% of the then issued share capital, in HTHKH held jointly with his spouse.

Mr Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at the Latest Practicable Date, (i) family interests in 8,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, in HWL held by his spouse; and (ii) personal interests in 2,333,333 ordinary shares, representing approximately 0.049% of the then issued share capital, in HTHKH.

(III)	Director’s rights to acquire Shares

The Director’s interests in the share options granted pursuant to the Share Option Scheme which remain outstanding as at the Latest Practicable Date are summarised below:

Name of Director	Date of grant of share options	(1)	Number of share options held as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options	(2)
					HK$

Christopher John Foll	1.6.2009		5,000,000	12.12.2009	1.61
				to
				31.5.2019

Total			5,000,000

Notes:

(1)

The share options are exercisable subject to the vesting schedule of one-third of share options on each of 12 December 2009, 12 December 2010 and 12 December 2011 and provided that for the vesting to occur the grantee has to remain as an Eligible Participant (as defined in the Share Option Scheme) on such vesting dates.

(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme.

APPENDIX IV	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the Shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

4.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to any Directors or chief executive of the Company, as at the Latest Practicable Date, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interest or short positions in the Shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

(I)	Interests and short positions of substantial shareholders in the Shares and underlying shares in the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding

Hutchison Telecommunications	(i)	Beneficial owner	2,619,929,104)
Investment Holdings Limited (“HTIHL”)			(Note 1))
	(ii)	Interest of a	285,893,149)	60.35%
		controlled	(Note 1))
		corporation

Hutchison Telecommunications		Interest of	2,905,822,253	60.35%
Group Holdings Limited (“HTGHL”)		controlled	(Note 1)
		corporations

Ommaney Holdings Limited (“OHL”)		Interest of	2,905,822,253	60.35%
		controlled	(Note 1)
		corporations

Hutchison International Limited		Interest of	2,905,822,253	60.35%
(“HIL”)		controlled	(Note 1)
		corporations

APPENDIX IV	GENERAL INFORMATION

Name		Capacity	Number of Shares held		Approximate % of shareholding

HWL		Interest of controlled corporations	2,905,822,253 (Note 1)		60.35%

Cheung Kong (Holdings) Limited (“CKH”)		Interest of controlled corporations	2,957,914,840 (Note 2)		61.43%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)		Trustee	2,957,914,840 (Note 3)		61.43%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)		Trustee and beneficiary of a trust	2,957,914,840 (Note 4)		61.43%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)		Trustee and beneficiary of a trust	2,957,914,840 (Note 4)		61.43%

Li Ka-shing (“Mr Li”)	(i)	Founder of	2,958,068,120)
		discretionary trusts	(Note 5))
		and interest of		)
		controlled		)
		corporations		)
	(ii)	Interest of	266,621,499)		66.97%
		controlled	(Note 6))
		corporations		)

Yuda Limited (“Yuda”)		Beneficial owner	266,375,953 (Note 7)		5.53%

(II)	Interests and short positions of other person in the Shares and underlying shares in the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding

T. Rowe Price Associates, Inc. and its affiliates		Investment manager	288,532,700	5.99%

JPMorgan Chase & Co. (“JCC”)	(i)	Beneficial owner	535,000)
	(ii)	Investment	28,205,300)
		manager	)
	(iii)	Custodian	307,499,407)	6.98%
			(Note 8))

APPENDIX IV	GENERAL INFORMATION

Notes:

1.

HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 Shares which HTIHL had direct interest and the 285,893,149 Shares held by a wholly-owned subsidiary of HTIHL.

2.

Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.

3.

TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares in CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

4.

Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

5.

Mr Li is the settlor of each of DT1, DT2 and two discretionary trusts (“DT3” and “DT4”) and may be regarded as a founder of each of DT1, DT2, DT3 and DT4 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of two companies owning the entire issued share capital of TUT1, TDT1, TDT2, Li Ka-Shing Castle Trustee Company Limited (“TUT3”) as trustee of The Li Ka-Shing Castle Trust (“UT3”), Li Ka-Shing Castle Trustee Corporation Limited as trustee of DT3 and Li Ka-Shing Castle Trustcorp Limited as trustee of DT4 where appropriate. By virtue of the above and as a director of CKH, Mr Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested and held by TUT3 as trustee of UT3 (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6.	Such Shares were held by companies of which Mr Li is interested in the entire issued share capital.

7.	Yuda is a company wholly-controlled by Mr Li. Such interest is duplicated in that of Mr Li held by one of the companies described in Note 6 above.

8.

Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares and underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

APPENDIX IV	GENERAL INFORMATION

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation, other than statutory compensation).

6.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, Mr Fok Kin-ning, Canning, Mrs Chow Woo Mo Fong, Susan and Mr Frank John Sixt, all being Non-executive Directors, were executive / non-executive directors of HWL and HTHKH and certain of their subsidiaries which were engaged in telecommunications businesses.

Mr Lui Dennis Pok Man, an Executive Director, was also a non-executive director of HTHKH and a subsidiary of HWL in Argentina.

The non-competition agreement entered into by the Company and HTHKH on 17 April 2009 maintained a clear geographical of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HTHKH Group comprised Hong Kong and Macau, the exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 (“2004 Non-competition Agreement”) maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. Under this agreement, the exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A., Argentina and the exclusive territory of the Group comprised all the remaining countries of the world. On 17 April 2009, HWL and the Company entered into an amendment agreement to the 2004 Non-competition Agreement whereby the parties thereto agreed, inter alia, the new scope of businesses which is subject to such agreement, the exclusion of Hong Kong and Macau from the Group’s exclusive territory, the HTHKH Group’s exclusive territory to comprise Hong Kong and Macau, and the order in which new opportunities arising from any of the exclusive territories of the HWL Group, the Group and the HTHKH Group will be offered to the other party.

Save as disclosed above, none of the Directors and their respective associates has an interest in any business which competes or is likely to compete, either directly or indirectly, with the principal businesses of the Company.

APPENDIX IV	GENERAL INFORMATION

7.	DIRECTORS’ INTEREST IN ASSETS AND CONTRACTS

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which have, since 31 December 2008, being the date of the latest published audited accounts of the Group, been acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group taken as a whole.

8.	MATERIAL CONTRACTS

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Group within two years immediately preceding the date of this circular:

(a)

Sale and Purchase Agreement dated 17 January 2008 made between Hutchison Telecommunications International (Cayman) Holdings Limited and EGH International Limited (“EGH”) for the acquisition by EGH of the direct and indirect equity and loan interests and intellectual property held through various subsidiaries in Kasapa Telecom Limited for a consideration of HK$583.5 million;

(b)

Tower Transfer Agreement dated 18 March 2008 made between PT. Hutchison CP Telecommunications (“HCPT”) as vendor and PT. Profesional Telekomunikasi Indonesia (“Protelindo”) as purchaser for the acquisition by Protelindo of up to 3,692 base station tower sites for a consideration of US$500 million;

(c)

Master Lease Agreement dated 18 March 2008 entered into between HCPT and Protelindo pursuant to which HCPT is granted the right to access, occupy and use the capacity reserved for HCPT on the base station tower sites sold under the Tower Transfer Agreement dated 18 March 2008 and related infrastructure as HCPT may elect for an initial term of twelve years, which at HCPT’s election, may be extended for a further term of six years;

(d)

Build to Suit Term Sheet dated 18 March 2008 made between HCPT and Protelindo setting out the principal terms for a build to suit agreement for the construction of towers in Indonesia and put and call option agreement for further sale of towers;

(e)

Acquisition Agreement dated 30 June 2008 made between the Company and NEC Corporation (“NEC”) for the acquisition by NEC of the entire issued share capital of Pilot Gateway Limited for a consideration of US$73.1 million;

(f)

US$2.5 billion Senior Secured Revolving Credit/Term Loan Facility Agreement dated 25 November 2008 made between the Company and certain members of the HWL Group pursuant to which the HWL Group committed to make available to certain members of the Group a senior secured term loan and revolving credit facility in the maximum aggregate amount of up to US$2.5 billion;

(g)

Amended and Restated Shareholder Agreement dated 3 April 2009 made among PT. Asia Mobile, CAC Holdings (Netherlands) B.V., and HCPT amending and restating the parties’ respective rights and obligations as shareholders of HCPT under the shareholders agreement dated 27 July 2005;

APPENDIX IV	GENERAL INFORMATION

(h)

Loan Agreement dated 3 April 2009 entered into, inter alia, between Lucky Wealth Success Ltd. (“Lucky Wealth”) as borrower, Hutchison Telecommunications (Luxembourg) S.à r.l. (“HTLS”) as lender and PT. Asia Mobile as guarantor pursuant to which HTLS agreed to make available to Lucky Wealth a loan of US$55 million at an interest rate of 3% per annum;

(i)

Loan Assignment Cessie Agreement dated 3 April 2009 entered into between PT. Asia Mobile as assignor, Loudella Limited (“Loudella”) as assignee and HCPT pursuant to which PT. Asia Mobile agreed to assign its shareholder loans owed by HCPT of US$91.4 million to Loudella at a consideration of US$1;

(j)	Share Option Deed dated 3 April 2009 entered into by PT. Asia Mobile and HTLS for the grant by PT. Asia Mobile of the option over 2,274,615 HCPT shares to HTLS for a consideration of US$1;

(k)

Supplemental Agreement, dated 17 April 2009, to the IPR Framework Agreement dated 24 September 2004 made between the Company and HIL pursuant to which HIL agreed to procure the relevant members of the HWL Group to grant appropriate licences to various operating companies of the Group;

(l)	Non-competition Agreement dated 17 April 2009 made between the Company and HTHKH for the delineation of the respective geographical markets and business among the Group and the HTHKH Group;

(m)

Amendment Agreement, dated 17 April 2009, to the Non-Competition Agreement dated 24 September 2004 made between the Company and HWL whereby the parties thereto agreed, with effect from the date of listing of HTHKH, the new scope of businesses which is subject to such agreement, the exclusion of Hong Kong and Macau from the Group’s exclusive territory, the HTHKH Group’s exclusive territory to comprise Hong Kong and Macau, and the order in which new opportunities arising from any of the exclusive territories of the HWL Group, the Group and the HTHKH Group will be offered to the other party;

(n)

Termination Agreement dated 17 April 2009 made between the Company and HWL for the termination of the agreement dated 24 September 2004 under which the Company agreed to accept the benefits and burden of HWL’s rights and obligations under the shareholder agreements in respect of various 2G and 3G operating companies within the HTHKH Group;

(o)

US$2.5 billion Senior Secured Revolving Credit/Term Loan Facility Agreement dated 25 November 2008 as amended and restated on 17 April 2009 between the Company and members of the HWL Group pursuant to which the HWL Group committed to make available to certain members of the Group a senior secured term loan and revolving credit facility in the maximum aggregate amount of up to US$1.79 billion;

(p)

Amended and Restated Deposit Agreement dated as of 19 June 2009 made by and among the Company, Citibank, N.A., as Depositary and the holders and beneficial owners of the ADSs issued thereunder in relation to the depositary services for the ADSs; and

(q)	the Agreement.

APPENDIX IV	GENERAL INFORMATION

9.	EXPERT AND CONSENT

(a)	The following are the qualifications of the expert who has given reports which are contained in this circular:

Name	Qualification
PricewaterhouseCoopers	Certified Public Accountants

(b)

As at the Latest Practicable Date, PricewaterhouseCoopers did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

(c)

PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its reports and reference to its name in the form and context in which it is included.

(d)	The reports given by PricewaterhouseCoopers are given as of the date of this circular for incorporation herein.

(e)

PricewaterhouseCoopers did not have any interest, direct or indirect, in any assets which have, since 31 December 2008, being the date of the latest published audited accounts of the Group, been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

10.	QUALIFICATION OF COMPANY SECRETARY

The Company Secretary of the Company is Ms Edith Shih. Ms Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of Philippines, a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

APPENDIX IV	GENERAL INFORMATION

11.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF THE COMPANY

Registered office:	Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

Head office and principal place	22nd Floor
of business:	Hutchison House
10 Harcourt Road
Hong Kong

Principal share registrar and	Butterfield Fulcrum Group (Cayman) Limited
transfer office:	Butterfield House
68 Fort Street
P.O. Box 609
Grand Cayman KY1-1107
Cayman Islands

Hong Kong share registrar and	Computershare Hong Kong Investor Services Limited
transfer office:	Rooms 1712 – 1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

12.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by Shareholders at the business address of the Company at 20th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong from 9:00 a.m. to 5:00 p.m. on any weekday (Saturdays and public holidays excepted) for a period of 14 days from the date of this circular:

(a)	the Memorandum and Articles of Association of the Company;

(b)	the accountant’s report, the text of which is set out in Appendix I of this circular;

(c)	the report from PricewaterhouseCoopers on the unaudited pro forma financial information of the Remaining Group, the text of which is set out in Appendix II of this circular;

(d)	the audited financial statements of the Group for the two financial years ended 31 December 2008;

(e)	the written consent referred to in Section 9(c) of this Appendix IV above;

(f)	the circular to Shareholders dated 27 April 2009; and

(g)	the material contracts referred to in Section 8 of this Appendix IV above.

APPENDIX IV	GENERAL INFORMATION

13.	DISCLOSURES TO HOLDERS OF ADS

Special U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income). The Company has stated in its Form 20-F for the year ended 31 December 2008 (“Form 20-F”) that it did not anticipate becoming a PFIC for 2009 or 2010. However, the disposition of the Sale Group and the receipt of the proceeds of the Transaction will cause a significant change in the composition of the assets and income of the Company, and will therefore require a consideration of whether the Company will be a PFIC for its 2009 and subsequent taxable years. The determination of PFIC status is made on an annual basis, and will depend on, among other factors, how the Company uses the proceeds of the Transaction, when such use of the proceeds occurs, and the possible availability of a special relief provision for companies that temporarily hold substantial passive assets as a result of the disposition of an active trade or business (the “change of business exception”). The qualification requirements for the change of business exception include, inter alia, that (i) the Company has never previously been a PFIC; and (ii) the Company is not a PFIC for either of the two years following the year in which the exception applies.

In addition, the Company has stated in its Form 20-F that based on its audited accounts and relevant market and shareholder data, it believed it was not a PFIC for U.S. federal income tax purposes with respect to its 2008 taxable year. However, the Company had large amounts of cash and other passive assets in 2008 as the result of the disposition of its India operations in 2007, and therefore, it is possible that the Company needed to rely on the change of business exception in 2008. One of the conditions of relying on the change of business exception in 2008 is that the Company cannot be a PFIC for either of 2009 or 2010. If the Company is found to be a PFIC for 2009 or 2010, the Company would be retroactively ineligible for the change of business exception with respect to 2008.

If the Company is a PFIC, U.S. shareholders and ADS holders will be subject to certain adverse U.S. federal income tax consequences, including (without limitation) the unavailability of the lower rates for qualified dividends (currently applicable in the case of individuals but set to expire for taxable years beginning after 31 December 2010).

U.S. shareholders and ADS holders should consult their own tax advisors regarding the consequences to them of the Company becoming a PFIC.

14.	MISCELLANEOUS

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

NOTICE OF EGM

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 15 September 2009 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT:

(a)

the agreement dated 12 August 2009 (the “Agreement”) entered into between Advent Investments Pte Ltd, the Company’s indirect wholly-owned subsidiary, and Scailex Corporation Ltd. in relation to the sale of the Sale Shares (as defined in the circular to Shareholders dated 27 August 2009, of which this Notice forms part), a copy of which has been produced to this meeting marked “A” for identification purpose, be and is hereby approved, ratified and confirmed; and

(b)

the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Agreement and all the transactions contemplated therein.”

The register of members of the Company will be closed from Monday, 14 September 2009 to Tuesday, 15 September 2009, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 27 August 2009

NOTICE OF EGM

Notes:

1.

In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Friday, 11 September 2009.

2.	Only members are entitled to attend and vote at the Meeting.

3.

A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.

At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll as required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Exhibit 1.2

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We (Note 1)

of

being the registered holder(s) of (Note 2)                                                                                                                       shares of

HK$0.25 each in the share capital of HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (Note 3)

of

or failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the extraordinary general meeting (or at any adjournment thereof) of the Company to be held on Tuesday, 15 September 2009 at 11:00 a.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	FOR (Note 4)	AGAINST (Note 4)
Ordinary resolution in the Notice of the Meeting

(To approve, ratify and confirm the Agreement dated 12 August 2009 entered into between Advent Investments Pte Ltd, the Company’s indirect wholly-owned subsidiary, and Scailex Corporation Ltd. and to authorise the directors to execute all such documents and/or to do all such acts on behalf of the Company in connection with implementation and completion of the Agreement and the transactions contemplated therein)

Dated                                                           2009                                  Signature (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.

Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against the resolution, please insert the number of shares in the relevant box.

5.

The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.

Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.

Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.

At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.3

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hutchison Telecommunications International Limited

ADSs:	American Depositary Shares (“ADSs”).
ADS CUSIP No.:	44841T107.
ADS Record Date:	August 25, 2009.
Meeting Specifics:	Extraordinary General Meeting - September 15, 2009 at 11:00 A.M. (local time) at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on September 9, 2009.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of Hutchison Telecommunications International Limited, a company organized under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	15 Ordinary Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian(s) of Deposited Securities:	Citibank, N.A. - Hong Kong Office.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated June 19, 2009, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on September 9, 2009.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company (as posted on the Company’s website at www.htil.com) which includes the agenda for such Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADS Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the American Depositary Receipts evidencing the ADSs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*            As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on September 9, 2009 for action to be taken.

2009 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Record Date:	August 25, 2009.
Meeting Specifics:	Extraordinary General Meeting - September 15, 2009 at 11:00 A.M. (local time) at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting as posted on the Company’s website at www.htil.com.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of June 19, 2009.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Company’s Notice of Meeting as posted on the Company’s website at www.htil.com and hereby irrevocably authorises and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADS Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorised to give the Voting Instructions contained herein.

Ordinary Resolution

1.

Ordinary Resolution in the Notice of the Meeting (To approve, ratify and confirm the Agreement dated 12 August 2009 entered into between Advent Investments Pte Ltd, the Company’s indirect wholly-owned subsidiary, and Scailex Corporation Ltd. and to authorise the directors to execute all such documents and/or to do all such acts on behalf of the Company in connection with implementation and completion of the Agreement and the transactions contemplated therein).

A	Issue

		For	Against	Abstain
	Resolution 1	☐	☐	☐

B	Authorised Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorised officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

___________________________________	___________________________________	/ /

Exhibit 1.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 15 September 2009 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT:

(a)

the agreement dated 12 August 2009 (the “Agreement”) entered into between Advent Investments Pte Ltd, the Company’s indirect wholly-owned subsidiary, and Scailex Corporation Ltd. in relation to the sale of the Sale Shares (as defined in the circular to Shareholders dated 27 August 2009, of which this Notice forms part), a copy of which has been produced to this meeting marked “A” for identification purpose, be and is hereby approved, ratified and confirmed; and

(b)

the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Agreement and all the transactions contemplated therein.”

The register of members of the Company will be closed from Monday, 14 September 2009 to Tuesday, 15 September 2009, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 27 August 2009

Notes:

1.

In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Friday, 11 September 2009.

2.	Only members are entitled to attend and vote at the Meeting.

3.

A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.

At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll as required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

2